Exhibit 99.1

$	=	Amounts expressed in Chilean pesos.
MCh$	=	Amounts expressed in millions of Chilean pesos.
US$	=	Amounts expressed in US dollars.
ThUS$	=	Amounts expressed in thousands of US dollars.
MUS$	=	Amounts expressed in millions of US dollars.
COP$	=	Amounts expressed in Colombian pesos.
MCOP$	=	Amounts expressed in millions of Colombian pesos.
UF	=	Amounts expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	1

Itaú Corpbanca and subsidiaries

Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

		As of December 31,
	Notes	2018	2017
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5	987,680	964,030
Cash items in process of collection	5	318,658	157,017
Trading investments	6	86,938	415,061
Investments under resale agreements	7	109,467	28,524
Financial derivative contracts	8	1,368,957	1,248,775
Interbank loans, net	9	341,244	70,077
Loans and accounts receivable from customers, net	10	20,833,935	19,731,666
Available for sale investments	11	2,650,776	2,653,066
Held to maturity investments	11	198,910	202,030
Investments in companies	12	10,555	10,412
Intangible assets	13	1,613,807	1,605,234
Fixed assets	14	95,564	130,579
Current taxes	15	123,129	238,452
Deferred taxes	15	154,599	161,109
Other assets	16	561,435	444,692
TOTAL ASSETS		29,455,654	28,060,724
LIABILITIES
Deposits and other demand liabilities	17	4,300,475	4,141,667
Cash in process of being cleared	5	247,165	109,496
Obligations under repurchase agreements	7	1,015,614	420,920
Time deposits and other time liabilities	17	10,121,111	10,065,243
Financial derivative contracts	8	1,112,806	1,095,154
Interbank borrowings	18	2,327,723	2,196,130
Debt instruments issued	19	6,010,124	5,950,038
Other financial liabilities	19	12,400	17,066
Current taxes	15	1,191	624
Deferred taxes	15	471	11,434
Provisions	20	237,170	189,690
Other liabilities	21	521,792	463,432
TOTAL LIABILITIES		25,908,042	24,660,894
EQUITY
Attributable to equity holders of the Bank
Capital	23	1,862,826	1,862,826
Reserves	23	1,290,131	1,290,131
Valuation accounts	23	15,232	(4,735)
Retained earnings		156,342	41,654
Retained earnings from prior years	23	35,909	1,441
Net income for the year	23	172,047	57,447
Less: Provision for mandatory dividends	23	(51,614)	(17,234)
Total equity attributable to equity holders of the Bank		3,324,531	3,189,876
Non-controlling interest	23	223,081	209,954
TOTAL EQUITY		3,547,612	3,399,830
TOTAL LIABILITIES AND EQUITY		29,455,654	28,060,724

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	2

Itaú Corpbanca and subsidiaries

Consolidated Statements of Income

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2018	2017
		MCh$	MCh$
Interest income	24	1,698,645	1,624,081
Interest expense	24	(851,654)	(863,347)
Net interest income		846,991	760,734
Fee and commission income	25	237,956	216,420
Fee and commission expense	25	(51,827)	(38,849)
Net fee and commission income		186,129	177,571
Net income from financial operations	26	194,259	6,789
Net foreign exchange gain (loss)	27	(20,060)	47,190
Other operating income		37,834	61,929
Net operating profit before provision for loan losses		1,245,153	1,054,213
Provision for loan losses	28	(242,490)	(339,118)
NET OPERATING PROFIT		1,002,663	715,095
Personnel salaries and expenses	29	(294,747)	(281,323)
Administrative expenses	30	(291,736)	(305,622)
Depreciation and amortization	31	(86,817)	(81,845)
Impairment	31	(28)	(27)
Other operating expenses	32	(76,123)	(60,353)
Total operating expenses		(749,451)	(729,170)
OPERATING INCOME (LOSS)		253,212	(14,075)
Income from investments in companies	12	1,528	1,479
Operating income (loss) before income taxes		254,740	(12,596)
Income taxes	15	(77,894)	65,910
CONSOLIDATED INCOME FOR THE YEAR		176,846	53,314
Attributable to:
Equity holders of the Bank		172,047	57,447
Non-controlling interest	23	4,799	(4,133)
Earnings per share attributable
to equity holders of the Bank (in Chilean pesos)
Basic earnings per share	23	0.336	0.112
Diluted earnings per share	23	0.336	0.112

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	3

Itaú Corpbanca and subsidiaries

Consolidated Statements of Other Comprehensive Income

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2018	2017
		MCh$	MCh$
CONSOLIDATED INCOME FOR THE YEAR	23	176,846	53,314
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Available for sale investments	23	(1,096)	9,966
Exchange differences on investment in Colombia and New York branch	23	48,610	(78,302)
Gain (loss) from net investments in foreign operations hedge	23	(36,533)	49,197
Gain (loss) from cash flows hedge	23	11,289	(127)
Other comprehensive income (loss) before income taxes		22,270	(19,266)
Income taxes related to available for sale investments	23	(2,073)	(3,333)
Income taxes related to net investment in foreign operations hedge	23	10,565	(14,211)
Income taxes related to cash flows hedge	23	(1,669)	44
Income taxes on other comprehensive income (loss)		6,823	(17,500)
Other comprehensive income (loss) which may be reclassified subsequently to profit or loss, net of income taxes		29,093	(36,766)
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Defined benefits obligations	23	(754)	(208)
Income taxes related to defined benefits obligations	23	(44)	(6)
Other comprehensive income (loss) which may not be reclassified subsequently to profit or loss, net of income taxes		(798)	(214)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	23	28,295	(36,980)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		205,141	16,334
Attributable to:
Equity holders of the Bank	23	192,014	37,160
Non-controlling interest	23	13,127	(20,826)

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	4

Itaú Corpbanca and subsidiaries

Consolidated Statements of Changes in Equity

(In millions of Chilean pesos - MCh$)

				Reserves			Retained earnings
	Note	Number of shares	Capital	Reserves from earnings	Other non- earnings reserves	Valuation accounts	Retained earnings from prior years	Income for the year	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non- controlling interest	Total equity
		Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2016		512,407	1,862,826	451,011	843,097	15,552	-	2,059	(1,029)	3,173,516	230,780	3,404,296
Distribution of income from previous year	23.b	-	-	-	-	-	2,059	(2,059)	-	-	-	-
Equity as of January 1, 2017		512,407	1,862,826	451,011	843,097	15,552	2,059	-	(1,029)	3,173,516	230,780	3404,296
Dividends paid		-	-	-	-	-	(618)	-	1,029	411	-	411
Effects from merger of entities under common control		-	-	-	(3,977)	-	-	-	-	(3,977)	-	(3,977)
Provision for mandatory dividends		-	-	-	-	-	-	-	(17,234)	(17,234)	-	(17,234)
Comprehensive income (loss) for the year		-	-	-	-	(20,287)	-	57,447	-	37,160	(20,826)	16,334
Equity as of December 31, 2017		512,407	1,862,826	451,011	839,120	(4,735)	1,441	57,447	(17,234)	3,189,876	209,954	3,399,830

Equity as of December 31, 2017		512,407	1,862,826	451,011	839,120	(4,735)	1,441	57,447	(17,234)	3,189,876	209,954	3,399,830
Distribution of income from previous year	23.b	-	-	-	-	-	57,447	(57,447)	-	-	-	-
Equity as of January 1, 2018		512,407	1,862,826	451,011	839,120	(4,735)	58,888	-	(17,234)	3,189,876	209,954	3,399,830
Dividends paid		-	-	-	-	-	(22,979)	-	17,234	(5,745)	-	(5,745)
Provision for mandatory dividends		-	-	-	-	-	-	-	(51,614)	(51,614)	-	(51,614)
Comprehensive income for the year		-	-	-	-	19,967	-	172,047	-	192,014	13,127	205,141
Equity as of December 31, 2018		512,407	1,862,826	451,011	839,120	15,232	35,909	172,047	(51,614)	3,324,531	223,081	3,547,612

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	5

Itaú Corpbanca and subsidiaries

Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2018	2017
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income before income taxes		254,740	(12,596)
Debits (credits) to income that do not represent cash flows:
Depreciation and amortization	31	86,817	81,845
Provisions for loans and accounts receivable from customers and interbank loans	28	290,958	370,683
Provisions and write-offs for assets received in lieu of payment		23,529	17,955
Impairment	31	28	27
Provisions for contingencies		1,998	4,403
Mark to market of investments and derivatives adjustment		(110,942)	34,863
Net interest income	24	(846,991)	(760,734)
Fee and commission income	25	(237,956)	(216,420)
Fee and commission expense	25	51,827	38,849
Net foreign exchange gain (loss)	27	20,060	(47,190)
Net gain on sale of fixed assets	32	5,212	13,020
Other debits (credits) that do not represent cash flows		(413)	(17,153)
Subtotals		(461,133)	(492,448)
Loans and accounts receivable from customers and interbank loans		(1,610,676)	393,967
Investments under resale agreements	5c)i)	(80,943)	(10,784)
Obligations under repurchase agreements	5c)i)	594,694	47,041
Trading investments	5c)ii)	324,625	207,263
Available for sale investments	5c)ii)	165,186	(934,718)
Held to maturity investments	5c)ii)	3,120	24,392
Other assets and other liabilities		(99,717)	289,953
Penalty fee recovery		-	21,765
Time deposits and other time liabilities		430,141	(1,521,753)
Deposits and other demand liabilities		159,296	(312,332)
Dividends received from investments in companies	12	1,506	1,479
Foreign borrowings obtained	5c)iii)	2,741,786	3,911,800
Foreign borrowings payments	5c)iii)	(2,636,867)	(3,839,035)
Interest paid		(873,121)	(875,702)
Interest received		1,951,250	1,661,537
Net fee and commission income		186,258	177,660
Taxes paid		(105,683)	(136,184)
Other borrowings payments	5c)iv)	(4,666)	(8,497)
Proceeds from sale of assets received in lieu of payment		10,638	3,762
Net cash flows provided by (used in) operating activities		695,694	(1,390,834)
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of fixed assets and intangible assets	13-14	(82,952)	(87,155)
Sales of fixed assets		41,078	-
Investments in companies	12	61	(29)
Net cash flows provided by (used in) investing activities		(41,813)	(87,184)
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		484,754	1,076,452
Redemption of debt instruments issued		(911,047)	(726,232)
Dividends paid	23	(22,979)	(618)
Net cash flows provided by (used in) financing activities		(449,272)	349,602
Effect of changes in exchange rates		83,354	86,761
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		287,963	(1,041,655)
Cash and cash equivalents at the beginning of the year		1,075,089	2,116,744
Cash and cash equivalents at end of the year	5	1,363,052	1,075,089
Net increase (decrease) in cash and cash equivalents		287,963	(1,041,655)

		Cash flows		Changes other than cash
Item	As of December 31, 2017	Received	Paid	Changes other than cash	Acquisition	Interest	Currency exchange effects	Fair value changes	As of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	67,938	-	(17,438)	-	-	2,963	-	-	53,463
Bonds (senior and subordinated)	5,882,100	484,754	(893,609)	-	-	319,289	164,127	-	5,956,661
Totals	5,950,038	484,754	(911,047)	-	-	322,252	164,127	-	6,010,124

Dividends paid	-	-	(22,979)	-	-	-	-	-	-
capital increase	-	-	-	-	-	-	-	-	-
Subtotal cash flows from financing activities	-	484,754	(934,026)	-	-	-	-	-	-
Total cash flows from financing activities (net)	-	(449,272)	-	-	-	-	-	-	-

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	6

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	7

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies

General Information – Background of Itaú Corpbanca and subsidiaries

Itaú Corpbanca (the “Bank’’) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF) as a consequence of the merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca’’1.

The current ownership structure is 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity, and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima2. The Bank has total consolidated assets for MCh$29,455,654 (MMUS$42,399) and equity for MCh$3,324,531 (MMUS$4,785).

The legal address of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile, and its web site is www.itau.cl

The Consolidated Financial Statements as of December 31, 2018, were approved by the Board of Directors on February 26, 2019.

Significant Accounting Policies and Others

a)	Accounting period

The Consolidated Financial Statements are referred as of December 31, 2018 and 2017 and comprise the years ended December 31, 2018 and 2017.

b)	Basis of preparation of the Consolidated Financial Statements

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (CAS) issued by the Superintendency of Banks and Financial Institutions (SBIF), the supervisory body that, as set forth in Article N°15 of the Chilean General Banking Law establishes that, according to the legal provisions, the banks must use the accounting criteria established by that Superintendency and that all those matters not dealt with by it or which are not in conflict with its instructions must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In case of any differences between IFRS and the accounting rules issued by the SBIF the latter shall prevail.

Notes to these Consolidated Financial Statements contain information additional to that disclosed in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows. They provide narrative descriptions or disaggregated information contained in those statements in a clear, relevant, reliable, and comparable manner.

1 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations’’, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

2 None of the markets where Itaú Corpbanca and its subsidiaries operate have a hyperinflationary economy.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	8

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

c)	Consolidation criteria

These Consolidated Financial Statements comprise the preparation of the separate (individual) Financial Statements of the Bank and the controlled entities which participate in consolidation as of and for the years ended December 31, 2018 and 2017 included in the Consolidated Financial Statements, and include necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with standards established in the Compendium of Accounting Standards issued by the SBIF.

Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Consolidated Financial Statements.

The same accounting policies, presentation, and valuation methods applied in these Consolidated Financial Statements were used in the preparation of the separate financial statements of Itaú Corpbanca and subsidiaries (hereinafter the “Group”) for the years ended December 31, 2018 and 2017.

Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 24%, 26%, 36%, and 34%, respectively, of total consolidated assets, liabilities, income, and operating results as of December 31, 2018 (23%, 25% 40%, and 266% as of December 31, 2017, respectively).

(i)	Controlled entities

The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Thus, the Bank controls an investee if and only if has all the following:

1) Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns;

2) Exposure, or rights, to variable returns from its involvement with the investee;

3) Ability to use its power over the investee to affect the amount of the Bank’s returns;

When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee.

The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:

●	The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.
●	Potential voting rights held by the Bank, other voting holders or other parties.
●	Rights that arise from other contractual agreements.
●

Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	9

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

The financial statements of the controlled companies are consolidated by combining like items of assets, liabilities, equity, income, expenses and cash flows of the parent with those of its subsidiaries; offsetting (eliminate) the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary, and; by eliminating in full intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities upon consolidation. Therefore, the Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

Additionally, non-controlling interests is presented in the Consolidated Statement of Financial Position, within equity under the line item “Non-controlling interest”, separately from the equity attributable to owners of the Bank. Changes in the ownership interest of the Bank in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with owners in their capacity as owners).

The Bank attributes income for the year and each component of other comprehensive income to owners of the Bank and to the non-controlling interests. The Bank also attributes total comprehensive income to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following are the entities controlled by Itaú Corpbanca:

				Ownership percentage
	Market	Country	Functional	As of December 31, 2018			As of December 31, 2017
			currency	Direct	Indirect	Total	Direct Indirect		Total
				%	%	%	%	%	%
Itaú Corredores de Bolsa Limitada (ex - CorpBanca Corredores de Bolsa S.A.) (1) (6) (12) (15)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (ex - Itaú Chile Administradora General de Fondos S.A.) (1) (7) (14)		Chile		$99.994	0.006	100.000	99.988	0.006	99.994
CorpBanca Administradora General de Fondos S.A. (1) (7)	National	Chile		$-	-	-	-	-	-
Itaú Corredores de Seguros S.A. (ex-Corpbanca Corredores de Seguros S.A) (1) (8) (13)		Chile		$99.900	0.100	100.000	99.990	0.010	100.000
Itaú Chile Corredora de Seguro Ltda. (1) (8)		Chile		$-	-	-	99.900	0.100	100.000
Itaú Asesorías Financieras S.A. (2)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000
CorpLegal S.A. (2)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Recaudaciones y Cobranzas Limitada (Ex- Itaú Corpbanca Recaudaciones y Cobranzas S.A.) (2) (9)		Chile		$99.999	0.001	100.000	99.999	0.001	100.000
Itaú Corpbanca New York Branch (2) (10)		EE.UU	US$	100.000	-	100.000	100.000	-	100.000
Corpbanca Securities Inc (2) (11)		EE.UU	US$	-	-	-	-	-	-
Itaú Corpbanca Colombia S.A. (Ex-Banco CorpBanca Colombia S.A.) (3)		Colombia	COP$	66.279	-	66.279	66.279	-	66.279
Itaú Corredor de Seguro Colombia S.A. (Ex-Helm Corredor de Seguros S.A) (3)	Foreing	Colombia	COP$	80.000	-	80.000	80.000	-	80.000
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria (Ex-CorpBanca Investment Trust Colombia S.A.) (3)		Colombia	COP$	5.499	62.634	68.133	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A (Ex-Helm Comisionista de Bolsa S.A.) (3)		Colombia	COP$	2.219	64.807	67.026	2.219	64.807	67.026
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (Ex-Helm Fiduciaria S.A) (3)		Colombia	COP$	-	66.266	66.266	-	66.266	66.266
Itaú (Panamá) S.A. (Ex-Helm Bank (Panamá) S.A.) (4)		Panamá	US$	-	66.279	66.279	-	66.279	66.279
Itaú Casa de Valores S.A ( Ex-Helm Casa de Valores (Panama) S.A.) (5)		Panamá	US$	-	66.279	66.279	-	66.279	66.279

(1)	Companies regulated by the Chilean Financial Market Commission, hereinafter CMF (formerly Superintendencia de Valores y Seguros – SVS)
(2)	Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF) of Chile.
(3)	Companies regulated by the Colombian Financial Superintendency (SFC), which has entered into a supervision agreement with the SBIF.
(4)	Company regulated by the Superintendency of Banks of Panama.
(5)	Company regulated by the Superintendency of the Securities Market of Panama.
(6)

On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the first, and its new corporate name is Itaú Corpbanca Corredores de Bolsa S.A.

(7)

On December 29, 2017, the merger of Corpbanca Administradora General de Fondos S.A. and Itaú Chile Administradora General de Fondos, took place, by which the latter absorbed the first and its new corporate name is Itaú Administradora General de Fondos S.A.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	10

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(8)

On April 1, 2018, the merger of Corpbanca Corredores de Seguros S.A. and Itaú Chile Corredora de Seguros Limitada took place, by which the latter absorbed the first, and its new corporate name is Itaú Corpbanca Corredores de Seguros S.A.

(9)	On November 5, 2018, Itaú Corpbanca Recaudaciones y Cobranzas S.A. changed its legal name to Recaudaciones y Cobranzas Limitada.
(10)	Company regulated by the Office of the Comptroller of the Currency (OCC) and the Federal Reserve (FED).
(11)	On December 18, 2017, the dissolution of the branch located in New York was authorized.
(12)

On July 4, 2018, Itaú Asesorías Financieras S.A. acquired 2 shares of the company to minority shareholders, therefore Itaú Corpbanca and subsidiaries controls, directly and indirectly, 100% of the companys shares.

(13)	On September 10, 2018, Itaú Corpbanca acquired 127,901 shares of the company to minority shareholders, therefore Itaú Corpbanca controls, directly and indirectly, 100% of the company’s shares.
(14)	On December 10, 2018, Itaú Corpbanca acquired 1 share from a minority investor, with what passes and directly controls 100% of the entity.
(15)	On August 1, 2018, the corporate name of Itaú Corpbanca Corredores de Bolsa S.A. was changed to Itaú Corredores de Bolsa Limitada.

(ii)	Associates

Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case. Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote. These investments are accounted for using the equity method.

Under the equity method, on initial recognition the investment in an associate or a joint venture is recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the investee’s profit or loss is recognized in the investor’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Adjustments to the carrying amount may also be necessary for changes in the investor’s proportional interest in the investee arising from changes in the investee’s other comprehensive income. The Banks’s share of those changes is recognized in the Bank’s other comprehensive income.

(i)	Investments in other companies

Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These investments are recorded at cost, and adjustments for impairment losses are recorded when appropriate.

(ii)	Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note 22 “Contingencies, Commitments, and Responsibilities”, letter c), related to Responsibilities recorded in off-balance sheet accounts.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In accordance to IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

●	Scope of its decision-making authority over the investee.
●	Rights held by other parties
●	The remuneration to which it is entitled to in accordance with the remuneration agreements.
●	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of December 31, 2018 and 2017 they act as Agent and none of these investment vehicles is consolidated.

d)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

e)	Business combination and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities incurred by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the acquiree. Acquisition costs incurred are expensed and included in administrative expenses.

When Itaú Corpbanca and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Group’s cash generating units (CGU) that are expected to benefit from the combination, independently of whether other assets or liabilities of the acquiree are assigned to those units.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation sold when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU.

f)	Functional and presentation currency

The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are treated as “foreign currency”.

The Bank translates accounting records of its subsidiaries in New York and in Colombia into Chilean pesos from US dollars and Colombian pesos, respectively, in accordance with instructions established by the SBIF, which are consistent with NIC 21 “Effects of the Variations in the Exchange Rates of the Foreign Currency”. All amounts in the Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income and the Consolidated Statement of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter g) below. None of the markets in which Itaú Corpbanca and subsidiaries operate qualify as a hyperinflationary economy.

g)	Foreign currency

Transactions in foreign currency are initially recorded by the Bank at the exchange rates of their respective functional currencies at the date these transactions first meet the conditions for their recognition.

Monetary assets and liabilities denominated in foreign currency are converted at the closing exchange rate of the functional currency in force at the closing date of the reporting period.

All differences arising from the settlement or conversion of monetary items are recorded in income, except for those that correspond to monetary items that are part of the hedge of a net investment in a foreign operation, for which the cumulative difference is recorded in equity and subsequently reclassified to profit and loss (settlement). Tax effects attributable to the exchange differences on such monetary items are also recorded in Other Comprehensive Income.

Non-monetary items in foreign currency, which are measured in terms of historical cost, are converted using the exchange rate on the date of the transaction. Non-monetary items that are measured at their fair value in foreign currency are translated using the exchange rates on the date on which that fair value is measured. Gains or losses arising from the translation of non-monetary items measured at their fair value are recognized based on how the gains and losses arising from the change in fair value are recognized in Other Comprehensive Income or in Income, in accordance with IAS 21.

The Bank grants loans and receives deposits in amounts denominated in foreign currency, mainly in US dollars and Colombian pesos.

The balances of the Financial Statements of the consolidated entities whose functional currency is different from the Chilean peso are converted to the presentation currency, according to the following:

●	Assets and liabilities, by using exchange rates as of the date of the Consolidated Financial Statements.
●	Income and expenses and cash flows, by using the exchange rates as of the date of each transaction.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Exchange differences arising from translating balances in functional currencies of the consolidated entities other than Chilean pesos into Chilean pesos, are recorded as “Exchange differences” in Equity under the line item “Valuation accounts”, until they meet the derecognition criteria for the Consolidated Statement of Financial Position, and is subsequently recorded in profit or loss.

The net amount of foreign exchange gains and losses includes the recognition of the effects of changes in the exchange rate over assets and liabilities denominated in foreign currencies and gains and losses arising from exchange rate changes affecting current and future transactions (highly probable transactions) entered into by the Bank.

Assets and liabilities in foreign currencies are shown at their equivalent amount in Chilean pesos, calculated by using the exchange rate of $694.73 per US$1 (US dollar) as of December 31, 2018 ($614.48 as of December 31, 2017) and the exchange rate of $0.2139 per COP$1 (Colombian peso) as of December 31, 2018 ($0.2058 as of December 31, 2017). The financial statements of the New York branch, as well as the Colombian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economy.

h)	Use of estimates and judgments

The preparation of the Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates.

Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the year in which the estimate is reviewed and in any future period affected.

In certain cases, SBIF rules and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover possible credit losses according to the regulations issued by the SBIF. These regulations require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statements of Income for the year.

Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, this in accordance with the regulatory dispositions issued by the aforementioned Superintendency, as stated in chapter B-2 “Impaired loans and charge-offs”. Charge-offs are recorded as a reduction of the allowance for loan losses.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Consolidated Financial Statements are the following:

●	Useful lives of fixed assets and intangible assets (Notes 13, 14, and 31).
●	Goodwill - Impairment test (Notes 13 and 31).
●	Allowances for loan losses (Notes 9, 10 and 28).
●	Fair value of financial assets and liabilities (Note 34).
●	Provisions (Note 20).
●	Contingencies and commitments (Note 22).
●	Impairment losses of certain assets (Notes 9, 10, 13, 14, 28 and 31).
●	Current taxes and deferred taxes (Note 15).
●	Perimeter of consolidation and control assessment for consolidation purposes (Note 1, letter c)).

During the year ended December 31, 2018, there have been no significant changes in estimates made at the end of 2017, other than those indicated in these Consolidated Financial Statements (see Note 2).

i)	Operating segments

The Bank provides financial information for each operating segment in conformity with IFRS 8 “Operating Segments” in order to disclose information that enables financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to:

●	Better understand the Bank’s performance.
●	Better evaluate its future cash flow projections.
●	Form better opinions regarding the Bank as a whole.

To comply with IFRS 8, Itaú Corpbanca identifies operating segments (Chile and Colombia) used by the Executive Committee to analyze and make decisions regarding operating, financing and investment matters, based on the following elements:

(1)	The nature of the products and services;
(2)	The nature of the processes;
(3)	The type or class of customer for their products and services;
(4)	The methods used to distribute their products or provide their services; and
(5)	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia.

More information on each segment is presented in Note 4 Reporting Segments.

j)	Operations with repurchase and resale agreements

Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are sold, which are included as assets under “Investments under resale agreement”, which are valued according to the effective interest rate of the agreement.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

There are also sales transactions with a repurchase agreement as a form of financing. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan, form part of the investment items of “Trading instruments” or “Available-for-sale investment instruments”. The obligation to repurchase the investment is classified in the liability as “repurchase agreements and securities loans”, recognizing interest and adjustments accrued as of the closing date.

k)	Classification of financial instruments

(i)	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments (AFS)’ and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular purchases or sales of financial asset are recognized and derecognized on a trade basis. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of a financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Measurement criteria for financial assets recorded in the Consolidated Statement of Financial Position, are as follows:

Financial assets measured at amortized cost

Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

Financial assets measured at fair value

“Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not a Bank-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

When a price for an identical asset or liability is not observable, an entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Because fair value is a market-based measurement, it is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

Between valuation techniques are included the use of recent market transactions to sell the asset or to transfer the liability between market participants at the measurement date, references to the fair value of other substantially identical financial instrument, discounted cash flows and option pricing models. Consistent with this, the Bank’s intention to keep and asset or to sell, dispose or satisfy a liability is not relevant when estimating fair value.

When determining fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

To increase consistency and comparability in fair value measurements and related disclosures, this IFRS establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

In those cases when fair value cannot be reasonably estimated for a financial asset or liability, this is measured at its amortized cost.

Additionally, in accordance to what is indicated in Chapter A-2 “Limitations or clarifications to the use of general criteria” of the Compendium of Accounting Standards, banks cannot designate financial assets or liabilities at fair value as an option instead of using the general criteria of amortized cost.

The Consolidated Financial Statements have been prepared using the general criteria of amortized cost, except for:

●	Financial derivatives contracts measured at fair value.
●	Available for sale investments measured at fair value through other comprehensive income.
●	Trading investments measured at fair value.
●	Financial assets and liabilities under hedge accounting relationships which allow them to be measured at fair value.

Trading investments

Financial assets are classified as held for trading when they have been acquired mainly for the purpose of selling them in the near term and on initial recognition are part of a portfolio of identified financial instruments that the Bank manages together and have a recent actual pattern of short-term profit-taking.

Trading investments are measured at fair value according to market quotes or by using valuation techniques at the closing date. Any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the “Net income (expense) from financial operations” line item.

All purchases or sales of trading investments must be delivered within the term established by market conventions or regulations and are recorded at the trading date, which is the date when the purchase or sale is agreed. Any other purchase or sale is treated as a derivative (forward contract) until settlement.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Held to maturity investments

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Any other investment instrument is classified as available for sale.

Investment instruments are initially recorded at cost, which includes transaction costs. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

Available for sale investments

Available for sale investments are subsequently measured at fair value according to market prices or valuation obtained by using valuation techniques, less impairment losses. Unrealized gains and losses originated as a consequence of fair value changes are recorded in equity. When these investments are disposed or impaired, the recorded amount in equity is transferred to income and is reported under “Income (loss) from financial operations”.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recorded in profit or loss under the line item “Interest income” in the Consolidated Statement of Income.

Investment instruments that are hedged item in hedge accounting transactions are adjusted according to the rules applicable to hedge accounting. See letter l) in this section.

Purchases and sales of investment instruments that shall be delivered o settled within the term established by market regulations or conventions are recognized at the trading date when the purchase or sale of the instrument is agreed. Investment instruments must be permanently assess to timely identify impairment indication which may result in losses.

The Bank has assessed its investments portfolio classified as “Held to maturity investments” and “Available for sale investments” in order to identify impairment indication. Such assessment includes economic analysis, risk ratings for the issuers, and Management’s ability and intent to hold those investments until maturity. Based on the Management’s evaluation of these investments it is concluded that no impairment indication exists.

Loans and accounts receivables from customers

Loans and accounts receivables from customers and interbank loans, originated and purchased, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and for which the Bank has no intention to sell them immediately or in the short term.

Loans and accounts receivables from customers are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Financial derivative contracts

Financial derivative contracts, which include foreign currency and Unidades de Fomento (UF) forwards, interest rate futures, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments are initially recognized in the Consolidated Statement of Financial Position at their fair value (including transaction costs), which is usually their acquisition cost, and subsequently measured at their fair value. The fair value is obtained from corresponding market pricings, discounted cash flow models and pricing valuation models. The derivative instruments are recognized as an asset when their fair value is positive and as a liability when they are negative in “Financial derivative contracts” in the Consolidated Statement of Financial Position. Additionally, the Credit Valuation Adjustment is included as part of the fair value for each instrument, all that with the objective of properly reflecting the counterparty risk in the fair value measurement.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related with those of the host contract and when such host contracts are not measured at fair value through profit or loss.

At the moment of subscribing to a derivative agreement, the Bank must designate it either as a derivative instrument for trading or for hedge accounting purposes.

Changes in the fair value of derivative instruments held for trading are included in “Net income (loss) from financial operations” in the Consolidated Statement of Income.

If the derivative instrument is classified for hedge accounting purposes, the hedge can be:

1) A fair value hedge of existing assets or liabilities or firm commitments

2) A cash flow hedge of existing assets or liabilities or forecast transactions

3) A net investment in foreign operations hedge, as defined by IAS 21

A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met:

1) At the inception of the hedge there is formal designation and documentation of the hedging relationship;

2) the hedge is expected to be highly effective;

3) the effectiveness of the hedge can be reliably measured, and;

4) the hedge is assessed on an ongoing basis and determined to have actually been highly effective throughout the financial reporting periods for which the hedge was designated.

Certain transactions with derivatives that do not qualify for being classified as hedging derivatives are treated and recognized as trading derivatives, even when they provide effective economic hedges of the risk positions.

When a derivative hedges the exposure to changes in the fair value of an existing item of the asset or liability, such hedged item is measured at fair value from the designation of the fair value hedge until its expiration in connection with the specific hedged risk. Fair value adjustments for both the hedged item and the hedging instrument are recognized in the Consolidated Statements of Income.

If the item hedged in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment regarding the covered risk are recognized as assets or liabilities with effect in the consolidated statements of income for the period. Gains or losses from the changes in fair value measurement of the hedging derivative are recognized with effect in the consolidated statements of income for the period. When a new asset or liability is acquired as a result of the firm commitment, the initial recognition of the acquired asset or liability is adjusted to incorporate the accumulated effect of the fair value valuation of the firm commitment recognized in the Consolidated Statement of Financial Position.

When a derivative hedges exposure to changes in the cash flows of existing assets or liabilities, or forecast transactions, the effective portion of changes in fair value related to the hedged risk is recognized in other comprehensive income and accumulated in equity. The cumulative loss or gain in cash flow hedge reserve is transferred to the Consolidated Statements of Income to the extent that the hedged item impacts income because of the hedged risk, offsetting the effect in the same line of the Consolidated Statements of Income. Any ineffective portion is recognized directly in the Consolidated Statement of Income.

In case of fair value hedge of interest rate risk of a portfolio with the hedged item representing currency value instead of individual assets or liabilities, gains or losses from the fair value measurement for both the hedged item and the hedging instrument, are recognized in the consolidated statements of income, but the fair value adjustment of the hedged instrument is presented in the consolidated statements of financial position under the “Other assets” or “Other liabilities” lines, depending on the hedged item position as of reporting date.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Classification of financial assets for presentation purposes

For presentation purposes, financial assets are classified by their nature into the following line items in the Consolidated Statement of Financial Position:

-

Cash and deposits in banks: this item includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.

-

Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-

Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-

Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as disclosed in Note 8 to the Consolidated Financial Statements.

-	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-

Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-

Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and for which the Bank has no intention to sell them immediately or in the short term. When the Bank is the lessor in a lease contract, and it substantially transfers the risks and rewards related to the leased asset, the transaction is accounted for as loans and accounts receivable from customers while the leased asset is derecognized from the Consolidated Statement of Financial Position.

-

Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held to maturity investment category includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

(iii)	Classification of financial liabilities for measurement purposes

Financial liabilities are generally measured at amortized cost, except for those financial liabilities designated as hedged item (or as hedge instruments) and liabilities held for trading, which are measured at fair value. Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Financial liabilities at FVTPL

As of December 31, 2018 and 2017 the Bank does not maintain financial liabilities at FVTPL other than financial derivative contracts.

Other financial liabilities

Other financial liabilities (including interbank borrowings, issued debt instruments and other accounts payables) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

(iv)	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated statements of financial position:

-

Deposits and other demand liabilities: this item includes all on-demand obligations except for term savings accounts, which are not considered demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-

Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to time differences, etc.

-

Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record in its own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this item includes balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-

Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 8.

-	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-

Interbank borrowings: this item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in both local and foreign markets.

-

Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	21

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

l)	Valuation of financial instruments and recognition of effects on income

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of contrary evidence, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured pursuant to the following criteria:

(i)	Valuation of financial instruments (assets)

Financial assets, except for loans and accounts receivable from customers, are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale.

According to IFRS 13 “Fair Value Measurement”, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

All derivatives are recorded in the Consolidated Statement of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset. If the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA), with the objective that the fair value of each instrument includes the credit risk of its counterparty. The credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty. The CVA is calculated taking into account potential exposure to each counterparty in each future period. As of December 31, 2018 and 2017, CVA amounts to MCh$38,428 and MCh$53,398, respectively.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	22

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Loans and accounts receivable from customers and held to maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

For stocks whose fair value cannot be reliably measured and for financial derivative contracts that have these instruments as underlying instruments and are settled by delivery of them are measured at cost adjusted by any impairment losses.

(ii)	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of December 31, 2018 and 2017 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

-

In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

-

In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes, and market liquidity.

-

In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	23

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

(iii)	Hedging transactions

The Bank uses financial derivatives for the following purposes

-	Use then to manage risks over its own positions, including assets and liabilities (“hedge derivatives”).

-	To take advantage of changes in their values (“trading derivatives”).

-	To sell to customers who request these instruments in the management of their market and credit risks.

-	To use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”).

-	To obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

1.1

Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”).

1.2	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”).

1.3	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

2.1	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

2.2	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.

There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

Changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

-

For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	24

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

-

For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

-	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.

-

The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, where applicable.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

(iv)	Embedded derivatives in hybrid financial instruments

Embedded derivatives in other financial instruments or in other host contracts are accounted for separately as financial derivatives contracts when the following criteria are met: 1) its risks and characteristics are not directly related with those of the host contract, 2) a separated instrument with same characteristics of the embedded derivative meets the derivative instrument definition, and 3) the host contract is not classified as “other financial assets (liabilities) at FVTPL” or as “trading instruments”.

(v)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2018 and 2017 the Bank does not have balance offsetting of financial instruments.

(vi)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	25

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

●	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
●	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset - as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar case- the following distinction is made:

●

If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

●

If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statement of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has expired.

m)	Income and expenses recognition

The main criteria applied by the Bank in connection with revenue and expenses recognition are presented below:

(i)	Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method. Nevertheless, when a loan presents an overdue payment equals to or higher than 90 days or when the debtor, according to the Bank’s judgment, shows a high risk of non-compliance, interests and inflation-indexation adjustments are not recorded in the Consolidated Statement of Income, unless their effectively collected.

These interests and inflation-indexation adjustments are referred as “suspended” and are recorded in off-balance accounts, which are not part of the Consolidated Statement of Financial Position but reported as complementary information (see Note 24 Interest Income and Interest Expenses”). These interest are recorded as income when they are effectively collected.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	26

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Interests related to “transactions with accrual suspended” are recorded again as income when those transactions become current (i.e. payments were received and overdue payments are less than 90 days) or when they are no longer classified in categories C3, C4, C5 or C6 (in the case of individually assessed clients).

(ii)	Dividends received

Dividends received from investments in other companies are recognized on income when the right to receive them arises and are recorded in the item “Income from investments in companies” in the Consolidated Statement of Income.

(iii)	Commissions, fees and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using the criteria set forth by IFRS 15 “Revenue from Contracts with Customers”, using as transition option the retrospective modified approach and, as a result, comparative information from prior year has not been re-expressed, which is reported according to IAS 18.

According to IFRS 15 income is recorded based on the consideration received according to contracts with customers, excluding amounts collected on behalf of third parties. Income is recognized when performance obligations are satisfied by transferring a promised good or service to a customer, which is evidenced by transferring control over an asset.

According to IAS 18 income is recognized by using different criteria based on its nature. The most significant are:

●	Those the arise from transactions or services that are provided through the time, which are recognized through the life time or term of those transactions or services
●	Those that correspond to a single act are recognized when the act that gives origin to them is performed.
●	Those related to financial assets and liabilities, when applicable, are recognized by using the effective interest rate method throughout the term of the transaction.
●	Income and expenses related to commissions and fees related to financial assets and liabilities measured at FVTPL are recognized when earned or paid.

Commissions recorded by the Bank correspond mainly to:

●	Line of credit and overdraft commissions: includes earned commissions during the period related to lines of credit granted and checking accounts overdrafts.
●	Guarantee and letters of credit fees: includes earned commissions during the period related to bank guarantees granted over actual or contingent obligations to third parties.
●	Credit card fees: includes earned and received commissions during the period related to credit and debit cards usage.
●	Accounts management fees: includes earned fees related to maintenance of checking accounts, savings accounts, and other accounts.
●	Collection and payment services fees: includes fee income related to collection services as well as payment services rendered by the Bank and its subsidiaries.
●	Brokerage and securities management fees: includes fee income related to financial assets brokerage and securities management and custody.
●	Insurance brokerage fees: includes insurance brokerage fees.
●	Other commissions and fees: includes money exchange fees, advisory fees, and on-line bank services fees, etc.

Commission expenses include:

●	Cards related transactions fees: includes credit and debit card transaction fees related to income generated in those transactions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	27

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	Securities transactions fees: includes fees related to custody of securities and securities brokerage.
●	Other commissions: include on-line services fees.

The Bank has plans to benefit its cardholders for which, in accordance with IFRS 15, has established provisions enough to comply with its performance obligations when these become enforceable.

(iv)	Non-financial income and expenses

They are recorded in accordance with IFRS 15, identifying the performance obligations, allocating the transaction price to separate performance obligations, and recognizing income when these are satisfied.

(v)	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Consolidated Statement of Income over the term of the loan. In the case of commitment fees these are immediately recorded in the Consolidated Statement of Income when it is unlikely that a specific lending arrangement will be entered into and the loan commitment is not measured at FVPL.

n)	Impairment

Assets are acquired or purchased based on the future economic benefits they produce. Accordingly, impairment is recorded when the carrying amount of those assets is lower than the recoverable amount. Assets are subject to impairment tests in order to properly reflect the future economic benefits that assets are capable to produce when used by the Bank.

The Bank follows the criteria described below in order to assess impairment, when applicable:

(i)	Financial assets

A financial asset, other than those recorded at fair value through profit and loss, is evaluated on each financial statement reporting date in order to determine whether objective evidence of impairment exists. At the end of each reporting period the Bank assesses if objective evidence exist for a financial asset or group of financial assets to be impaired.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Expected losses as a result of future events, regardless of their probability, shall not be recorded. Objective evidence for an asset or group of assets to be impaired includes the following events that cause losses: (i) significant financial difficulties of the issuer or debtor; (ii) noncompliance of the terms of the contract; (iii) the lender, due to economic or legal reasons related to financial difficulties of the debtor, grants waivers or give unusual conditions that will not be granted in normal circumstances; (iv) it is probable that the debtor is in bankruptcy or any another financial reorganization; (v) there is no longer a market for the financial asset due to financial difficulties; or (vi) observable data indicates that since initial recognition of a group of financial assets there is a decrease in the estimated future cash flows regardless of individual identification for each asset, including data about: (a) adverse changes in the payment behavior of debtors in the group; or (b) local or national economic conditions correlated to non-compliant in the group.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	28

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Individually significant financial assets are individually assessed to determine their impairment. The remaining financial assets are collectively evaluated in groups that share similar credit risk characteristics.

Impairment loss for available for sale investments is calculated as the difference between the acquisition cost (net of any principal reimbursement) and the current fair value less any impairment loss previously recorded in income

For equity investments classified as available for sale, objective evidence includes a significant and extended decrease under the initial fair value of the invested amount. In the case of debt instruments classified as available for sale investments, the Bank assess if objective evidence for impairment exist based on the criteria used for assessing loans impairment losses.

When impairment evidence exists, any amount previously recorded in equity, net gains and losses not recognized in the Consolidated Other Comprehensive Income are transferred from equity to the Consolidated Statement of Income, presented as available for sale investments net gains or losses. This amount is calculated as the difference between acquisition cost (net of any amortization and reimbursement) and the current fair value of the asset, less any impairment loss on the investment previously recorded in the Consolidated Statement of Income.

In respect to equity financial investments available for sale, impairment losses previously recognized in the Consolidated Statement of Income are not reversed through income. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under available for sale investments as part of “Valuation accounts”.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss. The reversal of an impairment loss occurs only if it can be objectively linked to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

(ii)	Non-financial assets

The Bank’s non-financial assets, are reviewed at each reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Goodwill impairment is not reversed.

The Bank shall assess at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

If any such indication exists, the entity shall estimate the recoverable amount of that asset.

In assessing whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased, an entity shall consider, as a minimum, external sources of information, (the asset’s value has increased significantly during the period; significant changes with a favorable effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which the asset is dedicated; market interest rates or other market rates of return on investments have decreased during the period, and those decreases are likely to affect the discount rate used in calculating the asset’s value in use and increase the asset’s recoverable amount materially) and internal sources of information such as significant changes with a favorable effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, the asset is used or is expected to be used. These changes include costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs.

In the case of goodwill and indefinite useful life intangible assets or not yet available for use, the recoverable amount is estimated at least annually.

When impairment exists the carrying amount of the asset shall be reduced to its recoverable amount if, and only if, the recoverable amount of an asset is less than its carrying amount. This reduction is an impairment loss.

An impairment loss shall be recognized immediately in profit or loss, unless the asset is carried at revalued amount in accordance with another standard. Any impairment loss of a revalued asset shall be treated as a revaluation decrease in accordance with that other standard.

When the amount estimated for an impairment loss is greater than the carrying amount of the asset to which it relates, an entity shall recognize a liability if, and only if, that is required by another standard. After the recognition of an impairment loss, the depreciation (amortization) charge for the asset shall be adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life.

If an impairment loss is recognized, any related deferred tax assets or liabilities are determined in accordance with IAS 12 “Income Taxes” by comparing the revised carrying amount of the asset with its tax base.

Impairment losses recognized in previous years are assessed at the end of each reporting period in order to identify any indication for impairment reduction or disappearance. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

(iii)	Goodwill

Goodwill is tested annually in order to determine if impairment losses exist and whenever there is an indication that the carrying value may be impaired. The impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. An impairment loss is recognized when the recoverable amount of the CGU is less than its carrying amount.

For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. An impairment loss recognized for goodwill shall not be reversed in a subsequent period.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

According to IAS 36 “Impairment of Assets” the annual impairment test for a cash-generating unit to which goodwill has been allocated or for intangible assets with indefinite useful lives may be performed at any time during an annual period, as long the test is performed at the same time every year. Different cash-generating units may be tested for impairment at different times.

o)	Fixed assets

Items of fixed assets are measured at acquisition cost, net of accumulated depreciation and impairment, if any.

In addition to the price paid to acquire each item, the cost also includes, where applicable, the capitalized cost. The capitalized cost includes expenses attributed directly to the asset acquisition and any other costs directly attributable to the process of placing the asset in conditions to be used.

When some part of an item of the fixed assets has a different useful life to that fixed asset, it is recognized as a separate component (significant components of fixed assets).

This item includes the amounts of property, land, furniture, vehicles, technological equipment and other facilities own by the consolidated entities or acquired under financial leases. These assets are classified based on their use in:

(i)	Fixed assets for own use

Fixed assets for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount). For accounting purposes, acquisition cost of the received asset is considered to be its net amount.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation. Fixed assets in leased properties are depreciated over the shorter period of time between their useful lives or the term of the lease, unless it is certain that the Bank will acquire the property at the end of the lease.

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

In a similar manner, when indication exists that a material asset has recovered its value, the consolidated entities recognize the impairment loss reversal and the future depreciation charges are adjusted accordingly. In no case the impairment loss reversal of an asset can increase its value over the initial value as it no impairment losses were recognized in previous years.

The estimated useful lives of the items of fixed assets held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

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(ii)	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to fixed assets held for own use.

p)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights or it is separable. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank. The cost of intangible assets acquired in a business combination correspond to its fair value at the acquisition date.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

An entity shall assess whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset shall be regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

The accounting for an intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized over its useful life, and it is reviewed in order to determine if the asset is impaired, the amortization period and the amortization method shall be reviewed at least at each financial year-end. An intangible asset with an indefinite useful life are not amortized and the entity tests for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible asset may be impaired.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

(i)	Software

The software acquired by the Bank is recognized at cost less the accumulated amortization and impairment, if any.

The expenses in software developed internally are recorded as assets when the Bank is capable of proving its intention and ability to complete development, when internal use will generate future economic benefits, and when the cost of completing its development can be reliably measured. The capitalized costs of the software developed internally include all the direct costs attributable to the development of the software, and it is amortized over the course of its useful life. Software developed internally is recorded at cost less the accumulated amortization and losses from impairment.

The subsequent expenditures associated with the asset are capitalized only when future economic benefits from them will flow to the entity. The rest of the expenditures are recognized in income.

Intangible assets are amortized on a straight-line basis over their estimated useful life; starting on the date it is ready for use.

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(ii)	Generated in a business combination

According to IFRS 3 “Business combinations”, when an intangible asset is acquired or generated in a business combination it cost will be the fair value at the acquisition date. The fair value of an intangible asset represents expectations of market participants at the acquisition date over the probability that future economic benefits from the asset will flow to the entity. In other words, the entity expects that economic benefits flows to them, even though there is uncertainty about the date or the amount of them.

As set forth by IAS 38 “Intangibles Assets” and IFRS 3, the acquirer will recognize an intangible assets from the acquiree at the acquisition date separately from Goodwill independently if the asset was previously recognized by the acquiree before the business combination.

In connection with the aforementioned, the business combination between Banco Itaú Chile y Corpbanca gave rise to intangible assets and Goodwill as indicated in Note 13 Intangible Assets.

(iii)	Other identifiable intangibles

Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank.

q)	Factoring transactions

The Bank performs operations with their clients, in which they receive invoices and other credit representative trading instruments with or without recourse to the transferor, anticipating a percentage of the total amount receivable of the borrower upon collection. These transactions are valued at the disbursed amounts by the Bank in exchange for invoices or other credit representative trading instruments.

The price differences between the disbursed amounts and the nominal amount of the documents are recorded in the Consolidated Statement of Income as interest income applying the effective interest rate method, over the term of the transaction. The responsibility of payment of the documents remains with the client (assignor).

r)	Leasing transactions

Accounts receivable for lease contracts, included as “Loans and accounts receivable form customers” correspond to installments for contracts that qualify as financial leases and are presented at nominal amounts net of unearned interest at year end.

When the Bank is the lessor in a lease contract and transfers substantially all risks and rewards of the asset, the transaction is registered as a loan.

Leased assets between consolidated entities are considered as assets for own use in the Consolidated Financial Statements.

(i)	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

The Bank recognized as lending to third parties under “Loans and accounts receivable from customers” in the Consolidated Statement of Financial Position the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

When consolidated entities acts as lessees, the leased assets are classified based on their nature in the Consolidated Statement of Financial Position, and recognizing an asset and liability at the same amount (the lower between the fair value of the leased property and the present value of the minimum lease payments, plus purchase option). These assets are depreciated in accordance with fixed assets for own use criteria.

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In both cases, income and expenses arising from these contracts are recorded under “Interest income” and “Interest expense” respectively, in Consolidated Statement of Income to achieve constant return rate over the lease term.

(ii)	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as lessor, the leased assets are classified at their acquisition cost under “Fixed assets”. The depreciation criterion for these assets is consistent with that for similar items of fixed assets held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative expenses” in the Consolidated Statement of Income.

(iii)	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale except in the case of excess of proceeds over fair value, which difference is amortized over the period of used of the asset. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

s)	Allowances for loan losses

The Bank has established allowances to cover the expected losses of certain financial assets that have been determined in accordance with the regulations and instructions of the SBIF and models and methodologies based on individual and collective analysis of the borrowers, approved by the Board of Directors with the aim of establishing in a timely manner allowances required and sufficient enough to cover expected losses based on risk characteristics of debtors and their loans that determine the payment behavior and subsequent collection.

Processes and policies compliance are evaluated and supervised according to the established internal control procedures with the purpose of ensuring its compliance and an adequate level of allowances to cover expected and incurred losses.

Individual assessment of borrowers is performed when the customer, due to its size, complexity or exposure, is required to be identified and analyzed on an individual basis. Collective assessment is used for a large number of transactions with homogeneous characteristics and small amounts and related to individuals or small size entities.

In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below:

●	Individual allowances for the normal portfolio.
●	Individual allowances for the substandard portfolio.
●	Individual allowances for the non-compliant portfolio.
●	Group allowances for the normal portfolio.
●	Group allowances for the non-compliant portfolio.

i) Individual allowances

When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed.

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The methodology for classification and allowances calculation is based on the standards established by the SBIF for this effects, assigning risk categories to each debtor according to the following detail:

Normal portfolio

It correspond to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not changes. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio.

Substandard portfolio

The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term.

In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4.

Normal and Substandard portfolios

As part of the debtors’ individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result. These variables are regulated by the SBIF to be applied to each of the individual categories.

Below are presented the probabilities of default and loss given default, as established by the SBIF:

Type of portfolio	Debtor category	Probability of default	Loss given default	Expected loss
		(PD)	(LGD)	(EL)
		(%)	(%)	(% allowance)
Normal portfolio	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
	A3	0.25	87.50	0.21875
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
Substandard portfolio	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

In order to determine the amount of allowance to be established, the first step is to determine the net exposure which is comprised of loans and receivables plus loan commitments, less the amount to be recovered by collateral execution and then the corresponding expected losses percentages are applied.

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For collateral the Bank must demonstrate that the value considered as an exposure deduction reasonably reflects the value that the collateral would have when disposed. In case of substitution of the credit risk of the debtor for the credit risk of the guarantor this methodology will be applicable when the guarantor is an entity with a risk classification corresponding to an investment grade or higher, granted by a national or international classification agency approved by the SBIF. In any case the guaranteed values may be deducted from the exposure amount. The procedure apply only in the case of financial or real guarantees.

Non-compliant portfolio

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. This portfolio includes borrowers classified under categories C1 to C6 in the classification scale established below and classification is assigned to the debtor’s portfolio at the classification at the riskiest level, including 100% of the loan commitments that those borrowers maintain.

In allocating allowances on the non-compliant portfolio, loss rate percentages are used, which must be applied to the exposure, corresponding to the sum of loans and receivables and loan commitments held by the same borrower. In order to apply this percentage, an expected loss rate must be estimated first, deducting from the exposure the amounts expected to be recovered by execution of collateral and. in the case of having solid data that justifies them, deducting also the net present value of expected recoveries that can be obtained by execution of collection actions, net of expenses associated with them.

That loss rate must be classified into one of the nine categories defined according to the range of losses effectively expected by the Bank for all the operations of an individual borrower.

Allowance percentages to be applied over the exposition are as follows:

Type of portfolio	Risk scale	Expected loss range	Allowance
Non-compliant portfolio	C1	Up to 3%	2%
	C2	More than 3% and up to 20%	10%
	C3	More than 20% and up to 30%	25%
	C4	More than 30% and up to 50%	40%
	C5	More than 50% and up to 80%	65%
	C6	More than 80%	90%

Loans are kept in this category until there is observable evidence for their payment capacity and payment behavior, regardless of charging-off loans that comply with the conditions established in the accounting policy indicated in letter t) “Impaired loans and charge-offs”, charge-off section (title II of Chapter B-2 of the Compendium of Accounting Standards).

To remove a debtor from this portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met:

1)	None of the debtor obligations with the Bank are overdue for more than 30 days.
2)	No new re-financing of loans has been granted.
3)	At least one of the payments received includes principal payment (total or partial).
4)	If the debtor has a loan with partial payments due within six months, two payments have been made.
5)	If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
6)	The debtor shows no direct unpaid debts in the consolidated information provided by the SBIF, unless those debts are not material.

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ii) Group allowances

Collective assessment are used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of assessment, as well as the criteria to apply them, must be consistent with those used when loans were granted.

To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans.

Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Notwithstanding the above, for allowances establishment associated to mortgage loans, the Bank should establish a minimal amount of allowances compared to a standard method set forth by the SBIF for this type of loans, that represent a minimal prudential amount, which does not prevent the Bank from its responsibility of having its own methodologies to establish allowances enough to cover the credit risk of its loan portfolio.

During the last quarter in 2017, new models for group allowances were built with the aim of maintaining a sufficient level of allowances for loan losses and to strengthen the integrated management of clients. Within this process, main aspects to be mentioned are the improvement in the credit risk models, strong statistical modeling techniques for probability of default (PD) and loss given default (LGD) estimation, required parameters for the calculation of the expected loss. These update implied a charge against income for MCh$8,764, considering that it was a change in an accounting estimate according to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

Standard method for mortgage loans allowances

The Bank applies the standard method for mortgage loans allowances established by the SBIF. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table:

LTV range	Number overdue days	0	1 - 29	30 - 59	60 - 89	Non-compliant portfolio

LTV ≤ 40%	PI (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	PDI (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	PE (%)	0.0002	0.0002	0.0094	0.0222	0.0362
40% < LVT ≤ 80%	PI (%)	1.9158	27.4332	52.0824	78.2511	100.0000
	PDI (%)	2.1955	2.8233	2.9192	2.9192	30.4130
	PE (%)	0.0421	0.7745	1.5204	2.3047	30.4130
80% < LVT ≤ 90%	PI (%)	2.5150	27.0300	52.5800	79.6952	100.0000
	PDI (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	PE (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LVT > 90%	PI (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	PDI (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	PE (%)	0.7453	8.2532	15.7064	24.2355	30.2436

In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV.

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For mortgage loans related to housing programs and benefits from the Estate of Chile, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below:

Range LTV	MP factor of mitigation of losses for credits with state insurance of auction
	Section V: House price at inception (UF)
	V ≤ 1.000	1.000 < V ≤ 2.000
LTV ≤ 40%	100%	100%
40% < LTV ≤ 80%	100%	100%
80% < LTV ≤ 90%	95%	96%
LTV > 90%	84%	89%

Non-compliant portfolio – Collectively assessed loans

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans overdue for a period equal to or greater than 90 days in the payment of interest or principal of any loan.

The following can be excluded from the group non-compliant portfolio:

a) Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and,

b) Student loans as set forth in Law N°20,027, that do not present conditions indicated in Circular N°3,454 dated December 10, 2008.

All debtor’s loans should be classified in the Non-compliant portfolio until a normalization of its behavior and payment capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section (title II, Chapter B-2 of the Compendium of Accounting Standards). In order to remove a debtor from the Non-compliant portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met:

1)	None of the debtor obligations with the Bank are overdue for more than 30 days.
2)	No new re-financing of loans has been granted.
3)	At least one of the payments received includes principal payment (total or partial).
4)	If the debtor has a loan with partial payments due within six months, two payments have been made.
5)	If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
6)	The debtor shows no direct unpaid debts in the consolidated information provided by the SBIF, unless those debts are not material.

The condition indicated in 3) will not be applied to debtor that only have student loans according to Law N°20,027.

iii) Guarantees

Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor.

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In all cases, for purposes of the standards established by the SBIF, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable:

1)

Collateral and guarantees. Could be considered when the legal documentation for the guarantee can be directly linked to specific loans in a way that the coverage is clear and the rights over the guarantor is unquestionable.

2)

Property guarantees. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained in the assets sale, debts instruments or shares, in case of the debtor defaulting and a secondary source of payment is required. According to this, the recovery amount for a loan by guaranties execution, correspond to the present value of the amount if the asset is sold in current market conditions at disposal, minus expenses required to keep the asset in its current conditions and to sell them, all this in accordance with the Bank policies and terms established by Law for assets disposal.

3)

Financial guarantees. The adjusted fair value of this type of guarantees could be deducted from the exposition amount only when the guarantee can be established with the unique aim to guarantee compliance with the related loans.

Leased assets

Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset are sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses.

Factoring operations

Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse.

iv) Additional provisions

The Bank can establish additional provisions to those established by using its models, according to what is set forth in No 9, Chapter B-1 of the Compendium of Accounting Standards issued by the SBIF, recording the liability (see letter x) “Provisions and Contingent Liabilities”). Such provisions can be established to cover potential losses due to macroeconomic changes, in order to anticipate recessions in the future that may adversely affect the Bank and to release those provisions when positive Outlook is anticipated.

According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models.

For these provisions the Bank have formal criteria and procedures, which must be approved by the Board of Directors, and should cover, among other aspects, the following:

•	criteria for establishing provisions, keeping in mind that they should cover only actual positions;
•	usage and release criteria; and,
•	definition of specific maximum and minimum limits for these type of provisions.

As of December 31, 2018 the Bank maintains additional provisions for its commercial, consumer and mortgage loans portfolios for an amount of MCh$6,742 (see Note “Provisions”). As of December 31, 2017 the Bank did not have additional provisions for its loan portfolio.

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Note 1 – General Information and Summary of Significant Accounting Policies, continued

t)	Impaired loans and charge-offs

Impaired loans

This portfolio is comprised of the following assets:

•	For individually assessed debtors, includes loans classified in the “Non-compliant portfolio” and those classified under categories B3 and B4 of the “Substandard portfolio”, as described above.
•	For those debtors collectively assessed, includes all loans classified in the “Non-compliant portfolio”.

Charge-offs

As general rule, when contractual rights expire over cash flows, assets have to be written off. In the case of loans, even if this does not happen, respective asset balances are written off in accordance with the requirements established by Title II of Chapter B-2 of the Compendium of Accounting Standards and Instructions issued by the SBIF.

Charge-offs in question refer to the charge-offs of the assets previously recognized in the Consolidated Statement of Financial Position corresponding to the respective transaction, including, therefore, the portion that may be not overdue if a loan is to be repaid in instalments, or in case of a leasing operation.

Charge-offs are always recognized against provisions for loan losses, according to Chapter B-1 of the Compendium of Accounting Standards, regardless of the reason.

Charge-off of loans and accounts receivable must take place when the following circumstances exist, whichever happens first:

1)	The Bank, based on all available information, concludes that no inflow related to the recorded loan will be received.
2)	When a loan or account receivable with no legal documentation is 90 days overdue since recorded as an asset.
3)	When the legal term for all legal actions to collect the loan have expired.
4)	When a loan is overdue for a period of time that complies with the term listed below:

Type of loans	Term
Consumer loans with or without guaranties	6 months
Consumer leasing	6 months
Others operations of leasing no real state	12 months
Others operations without guaranties	24 months
Commercial loans with guaranties	36 months
Real state leasing (commercial and home purchase)	36 months
Mortgage loans for home	48 months

The term corresponds to the passing time since the date in which the loan became collectable partially or totally.

Recovery of assets previously charged-off

Payments received from loans previously charged-off are recognized directly as income, as recoveries of loans previously charged-off in “Provisions for loan losses” compensating the provision expense for the year.

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In the event that recoveries through goods or non-financial assets income will be recognized for the amount in which those assets are recorded, according to Chapter B-5 “Assets received in lieu of payment” of the Compendium of Accounting Standards. Same criteria will be followed for repossessed leased assets granted under finance leases, after being charged-off when incorporated back as assets.

Renegotiation of previously charged-off loans

Any renegotiation of a charged-off loan will not give rise to income recognition, as long as it classified as impaired. Any payment received is treated as a recovery of loans previously charged-off

The renegotiated loan is recorded as an actual asset when losses its characteristic of impaired, recording income as a recovery of a loan previously charged-off. Same criteria is applied when a loan is granted to pay for a loan previously charged-off.

Recovery of loans previously charged-off

The recoveries of loans that were previously charged-off are recognized directly in the Consolidated Statement of Income as a reduction of the provisions for loan losses.

u)	Contingent loans

Contingent loans are understood as those transactions or commitments for which the Bank is taking a risk when obligating in third parties benefit as requested by its customer subject to the occurrence or non-occurrence of a future event to pay a certain amount which will subsequently recovered from its customer.

The Bank maintains recorded in off-balance accounts the following amounts related to commitments or responsibilities in the normal course of business.

1)

Collateral and guarantees: Includes collaterals, guarantees and stand by letter of credit as indicated in Chapter 8-10 of the Updated Compilation of Rules (RAN). Additionally, includes payment guarantees for factoring operations as indicated in Chapter 8-38 of the RAN.

2)	Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank.

3)	Letters of credit issued: Includes documentary letters of credit issued by the Bank not yet negotiated.

4)	Documented guarantees: Corresponds to documented guarantees granted with promissory notes as indicated in Chapter 8-11 of the RAN.

5)

Available lines of credit: Considers the not used amounts of lines of credit which allow clients to use loans without additional approval from the Bank (i.e. for the usage of credit cards or checking account overdrafts).

6)

Other loans commitments: Includes amounts for loan commitments not disbursed which should be granted in a future agreed date or disbursed when agreed terms are met, such as credit lines linked to stage of completion of projects or student loans (Law Nº20,027).

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

7)

Other contingent loans: Includes any other type of commitment of the Bank that could exist and could give rise to an effective loan when certain future events take place. In general, includes unusual transactions such as delivery of instruments as collateral to guarantee payment for loan transactions between third parties or derivative contracts transactions entered into on behalf of third parties that could imply a payment obligation not covered by a deposit.

The amount of these contingent loans are considered at the end of each reporting period to calculate allowances for loan losses required by Chapter B-1 “Provisions for loan losses” of the Compendium of Accounting Standards, and the amounts must be calculated according to the exposition factor, according to the following table:

Type of contingent loans	Exposition
1) Guaranties and bonds	100%
2) Foreign credit letters confirmed	20%
3) Documentary credit letters issued	20%
4) Guarantee papers	50%
5) Fee credit lines	35%
6) Other credit commitments:
- Loans for higher educations under Law No 20.027	15%
- Others	100%
7) Other contingent loans	100%

However, when evaluating contingent loans for clients with non-compliant loans the amount to be considered to calculate provisions for loan losses shall be 100% of the contingent loan as indicated in Chapter B-1 as previously indicated.

v)	Provisions for contingent loans

The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans.

The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium of Accounting Standards, using the methodology set forth in letter b) “Guarantees”.

w)	Income taxes and deferred taxes

The Bank has recognized an expense or income arising from gains or losses for each year, according to the applicable taxation rules for each country or jurisdiction in which it operates.

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	42

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

x)	Provisions, contingent assets, and contingent liabilities

A provision is a liability of uncertain timing or amount. Provisions are recorded in the Consolidated Statement of Financial Position when the Bank:

•	has a present obligation (legal or constructive) as a result of past events,
•	it is probable that an outflow of resources will be required to settle these obligations, and
•	the amount of these resources can be reliably measured.

A contingent liability is any possible obligation arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the Bank.

The Consolidated Statement of Financial Position and annual accounts reflect all significant provisions for which it is estimated that it is probable an outflow of resources will be required to meet the obligation where the probability of having to meet the obligation is more likely than not.

Provisions (quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year) are used to satisfy specific obligations for which they were originally recognized. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered (see Note 20 “Provisions”) as follows:

•	Provision for employee salaries and expenses
•	Provision for mandatory dividends
•	Provision for contingent credit risks
•	Provisions for contingencies (including country risk, additional provisions, and others).

y)	Employee benefits

Short-term benefits

Correspond to personnel benefits (other than termination benefits) that are expected to be settled within twelve months after year end over which the employees have rendered their services.

These are recognized when the employee has rendered the service and are measured at the undiscounted amount of benefits expected to be paid in exchange for that service:

•

as a liability (accrued expense), after deducting any obligation already satisfied. If the amount already paid is higher than the gross amount of the benefits, the Bank will recognize this excess as an asset (amount paid in advance), when it represents a reduction of future payments or a recoverable amount in cash.

•

as an expense when the entity consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits, unless other IFRS requires or allows the recognition of those disbursements as part of the cost of an asset.

Personnel vacations

The annual cost of personnel vacations and benefits are recognized on an accrual basis.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Post-employment benefits

Correspond to employee benefits (other than termination benefits and short-term employee benefits) that are expected to be settled after the completion of employment. Post-employment benefits plans are agreements, formal and informal, in which the Bank is committed to provide benefits to one or more employees after termination of their employment. Plans providing these benefits are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions.

Other long-term benefits

These are all employee benefits other than short-term employee benefits, post-employment benefits and termination benefits. Measurement is similar to defined benefit plans.

Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment, as a consequence of:

●	a decision of the entity to terminate the employee’s employment before the normal termination date; or
●	the decision of an employee to accept an offer with benefits in order to terminate the employment before the normal termination date.

An entity recognizes a liability and expense for termination benefits at the earlier of the following dates:

●	when the entity can no longer withdraw the offer of those benefits; and
●	when the entity recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits.

z)	Provision for mandatory dividends

The Bank recorded a provision for mandatory dividends calculated as a portion of income for the year in order to comply with dispositions of the Chilean Corporations Act (Ley de Sociedades Anónimas) which requires to distribute at least 30% of income of the year, consistent with the Banks internal policy. As of December 31, 2018 and 2017 the Bank provisioned 30% of its income for the year. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends’’ line of the Consolidated Statement of Changes in Equity.

In the Bank’s bylaws, title VII, it is established that the Bank should distribute annually as a dividend to its shareholders, as a proposal of the Board of Directors and based on the number of shares, at least thirty percent (30%) of the net income of the year. Furthermore, no dividends distribution will take place if there are equity losses (negative reserves) until these losses are recovered or if a dividend distribution will cause a non-compliance of the capital requirements established by the Ley General de Bancos (General Bank Law).

For all matters related to dividends distributions, the Bank is subject to the terms incorporated in the Transaction Agreement (dated January 29, 2014 and its subsequent modifications), which was approved by the Ordinary Shareholders Meeting (dated March 11, 2016).

aa)	Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The excess of the outstanding loan balance over the fair value is charged to net income for the period, under “Provision for loan losses”.

Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale, and the difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income, under “Other operating expenses”.

Write-offs required by local regulations are applied according to the Bank’s policies which cannot exceed one year. However, in some circumstances, the SBIF, could allow the Bank to have an additional 18 months term to dispose these assets.

bb) Customer loyalty programs

The Bank maintains a loyalty program to provide incentives to its customers, allowing them to purchase goods or services with certain benefits which are granted through credit cards issued by the Bank when they purchase according to the conditions established for each loyalty program.

The Bank has an adequate level of provisions in order comply with its current obligations and to properly reflect the associated expense when providing the benefits.

cc)	Non- current assets held for sale (in “Other Assets”)

Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell.

Impairment losses in initial classification of non-current assets held for sale and with subsequent gains and losses are recorded in income. Gains are not recorded in excess of previously recorded losses.

dd) Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2018 and 2017 the Bank did not have any instruments that generated dilution.

ee) Consolidated Statement of Cash Flows

The Bank presents cash flows from operating activities, investing activities, and financing activities in a manner that best represent the nature of its activities. The classification of cash flows into the aforementioned categories provides information that allows users to evaluate the impact of the transactions in the financial position of the Bank, as well as over the ending balance of cash and cash equivalents. This information can be also useful when evaluating the relation between those activities (IAS 7).

For the preparation of the cash flow statement, the indirect method was used, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investment or financing activities.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

For the preparation of the cash flow statement, the following items are considered:

●	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

●

Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities. This section includes, among others, foreign loans obtained, dividends received, available for sale investments and held to maturity.

●	Investing activities: Correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

●	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities.

For cash flow statement purposes, it has been considered as cash and cash equivalents amounts included in “Cash and deposits in Banks” plus the net amount of cash items in process of collection, plus trading investment and available for sale investment instruments highly liquid and minimal value change risk which due date is less than three months since the acquisition date and investments under resale agreements under the same terms.

Includes also investments in fixed income mutual funds which are presented under trading investments in the Consolidated Statement of Financial Position. The amounts for cash and cash equivalents and the corresponding conciliation to the Consolidated Statement of Cash Flows are detailed in Note 5 “Cash and Cash Equivalents”.

The provision for loan losses included under the operating activities section differs from the amount presented in the Consolidated Statement of Income, because for cash flows purposes such amount excludes recoveries of transactions previously charged-off.

ff)	Consolidated Statement of Changes in Equity

The Consolidated Statement of Changes in Equity presents all movements affecting net equity, including those originated by accounting changes or errors recognition. This statement shows a conciliation between opening and ending balances for the year for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following:

●

Adjustments due to accounting changes and errors recognition: Includes changes in equity arising as a consequence of re-expression of amounts in the Consolidated Financial Statements resulting from accounting changes or error recognition.

●	Net comprehensive income for the year: Includes in an aggregated manner net income for the year and other comprehensive income for the year, as previously indicated.
●	Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity.

This information is presented in two statements: The Consolidated Statement of Other Comprehensive Income and the Consolidated Statement of Changes in Equity.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

gg) Consolidated Statement of Other Comprehensive Income

In the Consolidated Statement of Other Comprehensive Income are presented income and expenses generated by the Bank as a consequence of its regular activities during the year, clearly identifying those recorded in profit and loss from those recorded in net equity.

Due to this, in this statement the following is shown:

•	Income for the year.
•	Net amount of income and expenses recorded in equity as “Valuation accounts”.
•	Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments.

Total amount of consolidated income and expenses recorded, calculated as the sum of the items listed above, presenting in those attributable equity holders of the Bank from non-controlling interest.

hh) New accounting pronouncements

New accounting pronouncements introduced by the SBIF

1)	Circular N° 3,634, March 9, 2018 Updated compilation of standards. Chapters 12-1 and 12-3.

Risk-weighted assets, credit equivalent and credit limits applicable to derivative instruments cleared and settled by the Central Counterparty Entity (ECC - by its Spanish acronym).

Update instructions. Chapter 12-1 introduces an intermediate category in order to classify the credit equivalent of derivative instruments cleared and settled in ECC. The risk weight for these assets will be equal to 2%.

Chapter 12-3 specifies that the 30% limit of the actual equity that credits granted to another bank may reach, is also applicable to transactions with derivative instruments negotiated with banks or branches of foreign banks established in Chile, which are subsequently cleared and settled through a ECC.

The requirements of this standard have been applied as of July 1, 2018. The introduction of the new intermediate category showed a variation of 1 basis point, at the date of adoption which did not have a significant impact in the Consolidated Financial Statements.

2)    Circular N° 3.638, July 6, 2018 Compendium of Accounting Standards. The standard establishes the standard method to estimate allowances for loan losses for collectively assessed commercial portfolio related to chapter B-1 of the compendium.

This circular is part of the work that the Superintendency has been doing to establish standardized methodologies for estimating allowances for the collectively assessed portfolios, which started in December 2014.

The proposed methods and risk factors considered, are the following:

Commercial leasing portfolio: considers delinquency, type of leased asset (real estate or non-real estate assets) and the current loan to value ratio.

Student loans portfolio: considers type of loan granted, timing for collection of payments and delinquency, in case conditions for collection have been met.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

General commercial portfolio: considers delinquency and the existence of collaterals that guarantee the loan. In case of a collateral that exists, the relationship between the loan and the value of the collateral is considered.

For purposes of recognition of the accounting effects of the adoption of the standard, the Superintendency has instructed that the impact should be treated as a change in an accounting estimate, in accordance with IAS 8 and, therefore, must be recorded in the Consolidated Statement of Income.

Implementation is mandatory as of July 1, 2019.

Management is evaluating the potential impact of the adoption of this new circular in its Consolidated Financial Statements.

3)

Circular N° 3.640, 31 August 31, 2018 Compendium of Accounting Standards. Guidelines for the management of Cybersecurity and reporting of operational incidents Chapters 1-13 and 20-8. (Update of instructions)

A numeral is introduced where the content and communication mechanisms of the operations incidents are established. A term of 30 minutes is defined to remit the first antecedents that are available to the Superintendency. In addition, the obligation to designate an executive level manager to maintain constant communication with the Superintendency and defines a single number of reported incidents, in order to maintain an adequate monitoring. A numeral is added that establishes the obligation to maintain an alert system of cybersecurity incidents, in order to the banks share information that allows other entities to take the relevant safeguards for detection.

The implementation of sending information on operational incidents through the Extranet to the Superintendency will be mandatory as of October 16, 2018. For their part, banks must have their information exchange system enabled as of November 5, 2018.

The adoption of this new circular had no impact in the Consolidated Financial Statements.

4)	Circular N° 3.645, January 11, 2019 Compendium of Accounting Standards. Leases in accordance with IFRS 16. Modifies and complements instructions. Chapters A-2, B-1, C-1 and C-3.

Write instructions on the need to clarify how banks should apply the criteria defined in IFRS 16 “Leases” which introduces changes in the Compendium of Accounting Standards.

1. Chapter A-2 Valuation of fixed assets and assets by right to use assets under lease. For all assets recognized in accordance with IAS 16 and IFRS 16 respectively, the cost methodology, less accumulated depreciation / amortization and accumulated impairment, should be applied as measurement after initial recognition.

2. Chapter B-1 Replacement of assets ceded under lease agreements, replacing the term “lessor” with “lessee”.

3. Chapter C-1 No. 4 of Title II introduces the items “Asset by right to use assets under lease” and “Obligations for lease agreements” in the State of Financial Status model, which in turn replaces the Note 14 for the following:

Note 14 Fixed assets and right-of-use assets under lease agreements and obligations for lease agreements.

This note will include all the information on fixed assets, related to Note 31.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

All the information referring to the financial and operational leases and the obligations for such lease agreements signed by the banks and their subsidiaries as lessees must also be incorporated in this note, in accordance with the disclosures required by IFRS 16.

4.    Chapter C-3 In order to adapt the formats to the new instructions on Leasing and cover certain information needs with a greater breakdown, items are included per asset by right to use leased assets and obligations for lease agreements.

The adoption of this new circular will have an impact on the presentation of its Consolidated Financial Statements and solvency indicators as of January 1, 2019. These impacts are presented in section 6) Norms and interpretations that have been issued but have not been implemented in these Consolidated Financial Statements, section 6.4) IFRS 16 “Leases”

New accounting pronouncements introduced by IASB

5)    Standards and interpretations that have been adopted in these Consolidated Financial Statements

5.1)	IFRS 15 “Revenues from contracts with customers”

On May 28, 2014, the IASB issued IFRS 15, which provides a single model based on principles, through five steps that will be applied to all contracts with customers, i) contract identification, ii) performance obligations identification, iii) transaction price determination, iv) allocating the transaction price to performance obligations, v) recognize income when (or as) the entity satisfies a performance obligation.

Initially, IFRS 15 was to be applied in the first annual financial statements under IFRS for the year beginning on or after January 1, 2017, however, its entry into force has been deferred for annual periods beginning on or after January 1, 2018. The application of the standard is mandatory and its early adoption is permitted.

The adoption of this standard had no significant impact in the Consolidated Financial Statements.

5.2)	Clarifications to IFRS 15 “Revenues from contracts with customers”

Issued on April 12, 2016, clarifies and offers some alternatives for the transition process. The subject are related with identification of performance obligations, principal and agent considerations and licenses.

This modifications shall be applied to annual periods beginning on January 1, 2018. Early adoption is allowed.

The adoption of this standard had no significant impact in the Consolidated Financial Statements.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

5.3)	Amendment to IFRS 2, “Share-based Payment” – Classification and measurement of transactions

Issued on June 20, 2018, it presents the following subjects:

•	Accounting of payments transactions based on shares settled in cash that includes a performance condition.
•	Classification of payment transactions based on shares with balance compensation features.
•	Accounting for changes in payment transactions based on shares that have been settled in cash and settled in equity instruments.

This amendment applies prospectively since January 1, 2018. The early adoption is allowed.

The adoption of this standard had no significant impact in the Consolidated Financial Statements.

5.4)	IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

Issued on December 8, 2016, it is applied to a transaction in foreign currency (or a part of it) when an entity recognizes a non-financial asset or non-financial liabilities arising from the payment or receipt of an advance consideration before the entity recognizes the related asset, expense or income (or the portion of these that corresponds). The interpretation provides a guide for a payment/ receipt, as well as for situations in which multiple payment/ receipt are made. It has as objective to reduce diversity in practice.

Its adoption is mandatory for periods beginning on or after January 1, 2018.

The adoption of this standard had no significant impact in the Consolidated Financial Statements.

5.5)	Amendment to IAS 40 “Investment Property”, in relation to investments property transfers.

In December 2016, the Board issued Transfers of Investment Property which clarifies when there is a transfer to, or from, investment property.

This amendment is effective for periods beginning in or after January 1, 2018.

The adoption of this standard had no significant impact in the Consolidated Financial Statements.

5.6)	Annual improvements - Cycle 2014 - 2016

The document covers the following standards, which begin after January 1, 2018:

•	Amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards”

It is related to the suspension of short-term exceptions for adopters for the first time with respect to IFRS 7, IAS 19 and IFRS 10.

The Bank’s Administration analyzed in detail this amendments and concluded that it does not apply, since the Bank is not a first time adopter of IFRS.

•	Amendment to IAS 28, “Investments in Associates and Join Ventures”

In relation to the measurement of the associate or joint venture at fair value. The Bank’s Management concluded that it does not apply this improvement, since neither the Bank nor its subsidiaries have joint ventures.

The adoption of this standard had no significant impact in the Consolidated Financial Statements.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

6)    Standards and interpretations that have been issued, but have not entered into force in these Consolidated Financial Statements.

6.1)	IFRS 9 “Financial Instruments”

In November 2009 the Board issued the chapters of IFRS 9 relating to the classification and measurement of financial assets. An entity shall apply this Standard for annual periods beginning on or after 1 January 2018. Earlier application is permitted.

In October 2010 the Board added the requirements related to the classification and measurement of financial liabilities to IFRS 9. This includes requirements on embedded derivatives and how to account for changes in own credit risk on financial liabilities designated under the fair value option. It requires that all financial assets be classified on the basis of the entity’s business model for the management of financial assets and the characteristics of the contractual cash flows of financial assets.

Financial assets are measured at amortized cost or fair value. Only financial assets that are classified as measured at amortized cost shall be tested for impairment.

On October 28, 2010 the Board issued a new version of IFRS 9.

The standard retain the requirements for classification and measurement of financial assets that was issued in November 2009, but add guides on the classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also replicated the guidance on derecognition of financial instruments and the implementation guidelines related from IAS 39 to IFRS 9.

This new guidelines conclude the first phase of the IASB project to replace IAS 39. The other phases, impairment and hedge accounting, have not yet been finalized.

The guidance included in IFRS 9 on the classification and measurement of financial assets has not changed from those established in IAS 39. In other words, financial liabilities shall continue to be measured either at amortized cost or at fair value through profit or loss.

The concept of bifurcation of derivatives incorporated in a contract for a financial asset has not changed either.

Financial liabilities held for trading will continue to be measured at fair value with changes in results, and all other financial assets will be measured at amortized cost unless the fair value option is applied using the criteria currently in IAS 39.

However, there are two differences with respect to IAS 39:

●	The presentation if the effects of changes in fair value attributable to the credit risk of a liability, and
●	The elimination of the cost exemption for liabilities derivatives to be settled through the delivery of non-traded equity instruments.

On December 16, 2011, the IASB issued the mandatory application sate of IFRS 9 and Disclosures of the transition, deferring the effective date of 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments the application of IFRS 9 was mandatory for annual periods beginning on or after 2013.

The amendments change the requirements for the transition from IAS 39 “Financial Instruments: Recognition and measurement” to IFRS 9.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In addition, the amendments also modify IFRS 7 “Financial Instruments: Disclosures” to add certain requirements in the reporting period in which the date of application of IFRS 9 is included.

6.2)	Amendment to IFRS 9 “Financial Instruments”, IFRS 7 “Financial Instruments: Disclosures” and IAS 32” Financial Instruments: Presentation”.

On November 19, 2013, the IASB issued this amendment, which includes a new general model for hedge accounting, which is more closely aligned with risk management, providing more useful information to users of financial statements. On the other hand, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk, this improvement establishes that the effects of changes in the credit risk of a liability should not affect the result of the period a unless the liabilities remain to negotiate; the early adoption of this modification is permitted without the application of the other requirements of IFRS 9. In addition, it conditions the effective date of entry into force upon completion of the IFRS 9 project, allowing its adoption in the same way.

6.3)	IFRS 9 “Financial Instruments” – Final version

On July 24, 2014, the IASB issued a final version of IFRS 9, which contains the accounting requirements for financial instruments, in replacement of IAS 39 “Financial Instruments: Recognition and Measurement.”

The standard contains requirements in the following areas:

Classification and Measurement: Financial assets are classified on the basis of the business model in which they are held and the characteristics of their contractual cash flows. The 2014 version of IFRS 9 introduces a measurement category called “fair value with change in other comprehensive income” for certain debt instruments. Financial liabilities are classified in a manner similar to IAS 39 “Financial Instruments: Recognition and Measurement”, however, there are differences in the requirements applicable to the measurement of the entity’s own credit risk.

Impairment: The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of impairment of financial assets, so it is not necessary for an event related to the credit to occur before the recognition of the credit losses.

Hedge accounting: Introduces a new model that is designed to align hedge accounting more closely with risk management, when they cover exposure to financial and non-financial risk.

Derecognition of accounts: The requirements for derecognition of financial assets and liabilities keep the existing requirements of IAS 39 “Financial Instruments: Recognition and Measurement”.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The Bank’s Management analyzed these amendments / new pronouncements in detail and concluded that, in accordance with the provisions of the SBIF in numeral 12 of Chapter A-2, Limitations or Precisions on the Use of General Criteria, of the CNC, it indicates that it will not apply this norm in anticipated form, more still will not be applied while the mentioned Superintendency does not arrange it like standard of obligatory use for all the Banks.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

6.4)	IFRS 16 “Leases”

On January 13, 2016, the IASB published a new standard, IFRS 16 “Leases”. The new standard shall imply that most leases are presented in the lessee’s balance under a single model, eliminating the distinction between operating and financial leases. However, the accounting for the lessors remains largely unchanged and the distinction between operating and financial leases is retained. IFRS 16 replaces IAS 17 “Leases” and related interpretations and is effective for periods beginning on or after January 1, 2019. Its early application is allowed, provided that IFRS 15 “Income from Contracts with Customers” is also applied.

The Bank’s Management evaluated the impact of the adoption of this new standard through the valuation of its lease agreements, concluding that an asset will be recognized for the Right to use assets under lease and a liability for Obligations for lease contracts for MCh$146,653, which generated an impact on the solvency indicators of 11 basis points going from 14.65% to 14.54% on January 1, 2019.

6.5)	Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Join Ventures” – Sale or contribution of assets.

On September 11, 2014, the IASB issued this modifications which broach the conflict between requirements of IAS 28 “Investments in Associates and Join Ventures” and IFRS 10 “Consolidated Financial Statements” and clarifies treatment of the sale or contribution of the assets of an investor to the associate or joint venture as follow:

•

Requires full recognition in the investor’s financial statements of the gains and losses arising from the sale or contribution of the assets that constitute a business (as defined in IFRS 3 “Business Combination”.

•

Requires partial recognition of gains and losses on assets that do not constitute a business. Is recognizing a gain or loss only to the extent of the interest of the unrelated investors in each associate or joint venture.

On December 17, 2015, the entry into force of these amendments was postponed indefinitely.

The adoption of these amendments does not apply to the Bank, because the Bank does not carry out this type of transactions with its associates and there are no joint ventures are maintained.

6.6)	Amendment to IFRS 4 “Insurance Contracts” – Application of IFRS 9, Financial Instruments

Issued on September 12, 2016, this standard addresses concerns about differences between effective dates of IFRS 9 and next new standard of Insurance Contracts IFRS 17 what is expected will be issued within the next six months.

This amendment provides two options for entities issuing insurance contracts within the scope of IFRS 4:

• An option that allows entities to reclassify from profit or loss to other comprehensive income, some of the income or expenses derived from designated financial assets (overlap approach).

• An optional temporary exemption from the application of IFRS 9 for entities whose main activity consists in the issuance of contracts within the scope of IFRS 4; this is the so-called deferment approach.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	53

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The entity that opts to apply the overlay approach retroactively to the classification of financial assets will do so when IFRS 9 is applied for the first time, while the entity that chooses to apply the deferment approach will do so for annual periods beginning in or after January 1, 2018.

These modifications do not apply to the Bank, because the entity is not issuer of insurance or reinsurance contracts.

6.7)	IFRS 17 “Insurance Contracts”

Issued on May 18, 2017, it establishes a recognition model for insurance and reinsurance contracts in addition to the requirements that an entity must use to inform such contracts. The application of this international standard allows to improve the understanding of the risk exposure of the insurers, their profitability and their financial position.

IFRS 17 replaces IFRS 4 effective as of January 1, 2021. A company may choose to apply IFRS 17 before that date, but only if it applies IFRS 9 Financial Instruments and IFRS 15 “Revenue from Contracts with Customers”.

The adoption of these amendments does not apply to the Bank, because the entity is not issuer of insurance or reinsurance contracts.

6.8)	IFRIC 23 “Uncertainly over Income Tax Treatments”

Issued on June 7, 2017, it aims to reduce the diversity in how companies recognize and measure a tax liability or a tax asset when there is uncertainty about the treatment of income tax. The Interpretation deals with how to reflect the uncertainty in accounting for income taxes being applicable to the determination of the tax base (tax loss), tax bases, unused tax losses, tax credits not used and tax rates when there is uncertainty about tax treatments under IAS 12.

An entity shall apply this Interpretation for the annual reporting periods as of January 1, 2019. Early application is permitted, and this fact must be disclosed.

The adoption of this standard had no significant impact in the Consolidated Financial Statements.

6.9)	Amendment to IFRS 9 “Financial instruments”

Published on October 17, 2017, this amendment allows more assets to be measured at amortized cost than in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualifying assets, which include some loans and debt securities that would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify for the amortized cost, the negative compensation must be “reasonable compensation for the early termination of the contract”.

The amendments are effective for annual periods beginning on January 1, 2019.

The Bank’s Management analyzed these amendments / new pronouncements in detail and concluded that, in accordance with the provisions of the SBIF in numeral 12 of Chapter A-2, Limitations or Precisions on the Use of General Criteria, of the CNC, this rule will not be applied as long as the aforementioned Superintendency does not instruct its adoption as a mandatory standard for all Banks.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	54

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

6.10)	Amendment to IAS 28 “Investments in Associates and Join Ventures”

Issued on October 17, 2017, this amendment clarifies that companies that account for long-term investments in an associate or joint venture -where the equity method is not applied- using IFRS 9. The Board has published an example which illustrates how companies apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or a joint venture.

The amendments are effective for annual periods beginning on January 1, 2019.

These modifications do not apply because either the Bank or its subsidiaries have not joint ventures.

6.11)	Annual improvements – Cycle 2015- 2017

Amendment issued on December 2017 introduces the following improvements:

• IFRS 3 “Business Combinations”/ IFRS 11 “Joint Arrangements” – Deals with the prior interest in a joint operation, as a business combination in stages.

• IAS 12 “Income Taxes” – Deals with the consequences in income taxes of financial instruments payments classifies as equity.

• IAS 23 “Borrowing Costs” – Deals with eligible costs for capitalization.

This amendment is effective for annual periods beginning on or after January 1, 2019.

These amendments / new pronouncements have no impact in the Consolidated Financial Statements.

6.12)	Amendment to Conceptual Framework

In March, 2018, the International Accounting Standards Board (IASB) issued a complete set of concepts for the presentation of financial reports, the revised Conceptual Framework for financial information, replacing the previous version of the Conceptual Framework issued in 2010.

The revised Conceptual Framework has an effective date from January 1, 2020.

The Bank’s Management is evaluating the potential impact of the adoption of these amendments/ new pronouncements in its Consolidated Financial Statements.

6.13) Amendment to IAS 19 “Employees benefits” – Reduction or liquidation

In February 2018, the International Accounting Standards Board issued the Amendment, Reduction or Settlement of the Plan (Amendments to IAS 19). Modifications to accounting when a modification, reduction or liquidation of the plan occurs.

The amendments are effective for annual periods beginning on January 1, 2019.

These amendments / new pronouncements have no impact in the Consolidated Financial Statements.

6.14)	Amendment to IFRS 3 “Business Combination” – Business definition

In October 2018, the International Accounting Standards Board (IASB) issued the Definition of a business to enable companies to decide whether the activities and assets they acquire are a business or simply a group of assets. Reducing the definitions of a company by focusing the definition of products on goods and services provided to customers and other income from ordinary activities, instead of providing dividends or other economic benefits directly to investors or reducing costs. Amendment to IFRS 3 or has a validity date from January 1, 2020.

The Bank’s Management is evaluating the potential impact of these amendments / new pronouncements in its Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	55

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

6.15)	Amendment to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”

On October, 2018, use a consistent definition of materiality in all IFRS and the Conceptual Framework for Financial Information; clarifies the explanation of the definition of material; and incorporate some of the guidance in IAS 1 on intangible information.

The amendments are effective for annual periods beginning on January 1, 2020.

The Bank’s Management is evaluating the potential impact of the adoption of these amendments / new pronouncements in its Consolidated Financial Statements.

Note 2 – Accounting Changes

In June, 2018, improvements were made to the methodology for the determination of the CVA (Credit Value Adjustment), mainly in the determination of the “Exposure” and “LGD” (loss given default), which is part of the valuation of the financial derivative contracts. These improvements generated a lower loss of MCh$5,809, which has been recognized as a change in an estimate in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	56

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 3 – Significant Events

As of December 31, 2018, the following significant events have influenced the operations of the Bank and its subsidiaries or the Consolidated Financial Statements:

ITAÚ CORPBANCA

Dividend Distributions

On March 15, 2018, the Bank’s Board of Directors (the “Board”) agreed to propose to the Bank’s shareholders at the Annual Ordinary Meeting held on March 27, 2018 the distribution of 40% of the income for the year ended December 31, 2017 equivalent to MCh$22,979, as a dividend to the shareholders of all 512,406,760,091 shares validly issued by the Bank, resulting in a dividend of Ch$0.04484469 per share.

At the Annual Ordinary Shareholders Meeting of Itaú Corpbanca, held on March 27, 2018, the shareholders approved the following:

1. Distribution of 40% of the income for the year ended December 31, 2017 equivalent to MCh$22,979, as dividends to shareholders, resulting in a dividend of Ch$0.04484469 per share.

2. The official appointment of Bernard Pasquier as Board of Directors Member, in accordance with article 50 bis of the Chilean Corporations Act who shall hold office until the next Annual General Meeting of Shareholders, when all board members must be renewed.

Chief Executive Officer Appointment

On August 1, 2018 the Bank’s Board of Directors (the “Board”) agree to appoint Mr. Manuel Olivares Rossetti as Chief Executive Officer, starting January 1, 2019. Until December 31, 2018 Mr. Milton Maluhy Filho served as the Bank’s Chief Executive Officer.

Change of Directors

In the ordinary session held on November 27, 2018, the Board of Directors of Itaú Corpbanca accepted the resignations of directors Eduardo Vassimon and Boris Buvinic Guerovic, which became effective as of December 31, 2018.

As of January 1, 2019, Caio Ibrahim David and Milton Maluhy Filho, respectively, assume as Directors, who will remain in office until the next Ordinary General Shareholders’ Meeting, at which final appointments will be made.

Participation increase of the shareholder Itaú Unibanco Holding S.A.

On October 12, 2018 the shareholder Itaú Unibanco Holding SA (“Itaú Unibanco”) announced that through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the amount of 10,651,555,020 shares (“Shares”) of Itaú Corpbanca, at the price of MCh$65,686. This type of operation is part of the Itaú Corpbanca shareholders’ agreement signed by Itaú Unibanco and Corp Group and its related entities, on April 1, 2016. As a result of this acquisition, Itaú Unibanco’s share has increased from approximately 36.06% to 38.14%, without any changes in the corporate governance of Itaú Corpbanca (see Note 23, letter a).

This operation was implemented through the acquisition of 100% of the shares of the companies named Saga II SpA and Saga III SpA, which are the actual owners of the Shares.

All regulatory approvals to carry out this operation were duly obtained.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	57

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 3 – Significant Events, continued

SBIF administrative procedure

By resolution dated June 30, 2017, notified to Itaú Corpbanca on July 17, 2017, the SBIF resolved, among other matters, to order the continuation of a sanctioning administrative procedure against the Bank, for supposed transgressions of the individual credit limits in granting certain loans to Norte Grande S.A., Potasios de Chile S.A. and Sociedad de Inversiones Pampa Calichera S.A., same operations that had motivated fines annulled by the First Court of Appeals of Santiago by legal sentence dated August 31, 2016.

On July 19, 2017, the Bank appealed for a reversal against the resolution, considering it contrary to Law, among other reasons, considering that there is no administrative procedure instructed by the SBIF against the Bank that can be continued, as declared by the aforementioned procedure and by the ruling of the Supreme Court, which dismissed the appeal required by the SBIF against it. By resolution dated July 24, 2017, the SBIF rejected the aforementioned appeal for reconsideration, arguing that the proceeding was in the investigative stage, without the Bank being formally a forming part of a sanctioning administrative proceeding.

On October 23, 2017, the Bank received a letter from the SBIF, charging Itaú Corpbanca with a procedure for the same operations. The Bank has the conviction that this procedure does not comply with the Law, giving it the right to take action, as a consequence, that the legal order grants. On November 22, 2017, the Bank proceeded to formulate its corresponding releases.

Subsequently, through a letter dated December 27, 2018, the SBIF informed the conclusion of the investigation phase of the aforementioned sanctioning administrative procedure.

The results of this procedure and the Bank’s decision in this regard are detailed in Note 38 “Subsequent Events”

ITAÚ CORPBANCA BANK COLOMBIA

Destination of the previous year’s result

Considering that the accounting year of 2017 the Bank in Colombia presented a loss in the amount of MCh$25,942, there was no profit distribution and that amount was recorded in the 2018 financial statements as losses from previous years.

Investment in subsidiaries

On December 17, 2018 Itaú Comisionista de Bolsa Colombia S.A., a subsidiary of Itaú Corpbanca Colombia S.A., informed that it is in process of negotiating the sale for 100% of its shares in Itaú Casa de Valores S.A. located in Panama. The Company has total equity for MCh$540 and accumulated profit for MCh$82 as of November 30, 2018 and has 10 employees.

The sale of Itaú Casa de Valores S.A. by Itaú Comisionista de Bolsa Colombia S.A. is carried out mainly due to a business strategy and the search for opportunities to offer greater value to our clients.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 3 – Significant Events, continued

INSSURANCE BROKERAGE SUBSIDIARIES

Merge of subsidiaries

On March 29, 2018, the partners of Itaú Chile Corredora de Seguros Limitada considered the conditions of the merger with Corpbanca Corredores de Seguros S.A. were successfully executed according to what was agreed by the partners on September 30, 2017. On April 1, 2018, the merger of Itaú Chile Corredora de Seguros Limitada into Corpbanca Corredores de Seguros S.A. was completed. For all legal purposes the legal continuation name is Itaú Corredores de Seguros S.A.

COMPANIES TRANSFORMATION

Itaú Corredores de Bolsa Limitada

Through an Extraordinary Shareholders Meeting held on July 11, 2018, reduced to a public document dated August 1, 2018 at the Santiago Notary Office of Mr. Juan Ricardo San Martin Urrejola, the shareholders approved the transformation of the company into a limited liability company under the Itaú Corredores de Bolsa Limitada corporate name, which will be governed by its bylaws and by the provisions of Law No. 3,918 and its subsequent amendments and the relevant regulations of the Civil Code and the Commercial Code.

Itaú Asesorías Financieras S.A.

On July 5, 2018, authorization was requested from the SBIF to transform Itaú Asesorías Financieras S.A. to a limited liability company, at the closing of these Financial Statements there is still no pronouncement from the regulator on this matter.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	59

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 4 – Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York Branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 “Operating Segments”.

a.	Segments

In accordance with the foregoing, the descriptions of each operating segment are as follows:

i)	Chile

The Banks business activities in Chile take place mainly in the local market. It has strategically aligned its operations into the following five business areas that are directly related to its customers needs and the Banks strategy: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide on the resource allocation for the segment and evaluate its performance.

The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the years ended December 31, 2018 and 2017.

ii)	Colombia

Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The commercial activities of this segment are carried out by Banco Itaú Corpbanca Colombia S.A. and its subsidiaries.

b.	Geographic Information

Itaú Corpbanca reports revenue by segment from external customers that is:

•	attributed to the entity’s country of domicile and
•	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panamá) S.A., Itaú Casa de Valores S.A. and Itaú Corredores de Seguros Colombia S.A.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	60

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 4 – Reporting Segments, continued

The information on interest income and inflation adjustments for the years ended December 31, 2018 and 2017, for the aforementioned geographical areas is shown below:

	2018			2017
	Chile	Colombia	Totals	Chile	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	1,167,809	530,836	1,698,645	1,061,413	562,668	1,624,081
interest expense	(593,796)	(257,858)	(851,654)	(529,585)	(333,762)	(863,347)
Net interest income	574,013	272,978	846,991	531,828	228,906	760,734

c.	Information on assets, liabilities, and profits and losses

Segment information on assets, liabilities, profits and losses for the years indicated below is presented in accordance with the main items described in the Compendium of Accounting Standards issued by the SBIF.

c.1 Assets and liabilities

		As of December 31, 2018			As of December 31, 2017
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	483,416	504,264	987,680	609,279	354,751	964,030
Cash items in process of collection	5	318,433	225	318,658	155,950	1,067	157,017
Trading investments	6	44,157	42,781	86,938	25,652	389,409	415,061
Investments under resale agreements	7	91,510	17,957	109,467	2,292	26,232	28,524
Financial derivative contracts	8	1,266,218	102,739	1,368,957	1,158,002	90,773	1,248,775
Loans and accounts receivable from customers and interbank loans	9-10	16,710,824	4,464,355	21,175,179	15,593,593	4,208,150	19,801,743
Available for sale investments	11	1,594,955	1,055,821	2,650,776	1,931,639	721,427	2,653,066
Held to maturity investments	11	122,372	76,538	198,910	95,652	106,378	202,030
Investments in companies	12	6,232	4,323	10,555	6,271	4,141	10,412
Intangible assets (*)	13	1,432,529	181,278	1,613,807	1,414,859	190,375	1,605,234
Fixed assets	14	78,430	17,134	95,564	82,481	48,098	130,579
Current taxes	15	70,255	52,874	123,129	202,093	36,359	238,452
Deferred taxes	15	149,894	4,705	154,599	161,109	—	161,109
Other assets	16	438,329	123,106	561,435	364,384	80,308	444,692
Totals		22,807,554	6,648,100	29,455,654	21,803,256	6,257,468	28,060,724

		As of December 31, 2018			As of December 31, 2017
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	17	2,463,722	1,836,753	4,300,475	2,399,159	1,742,508	4,141,667
Cash items in process of being cleared	5	247,165	-	247,165	109,496	-	109,496
Obligations under repurchase agreements	7	370,623	644,991	1,015,614	44,264	376,656	420,920
Time deposits and other time liabilities	17	8,104,729	2,016,382	10,121,111	7,868,572	2,196,671	10,065,243
Financial derivative contracts	8	1,035,394	77,412	1,112,806	1,036,024	59,130	1,095,154
Interbank borrowings	18	1,602,125	725,598	2,327,723	1,545,143	650,987	2,196,130
Debt instruments issued	19	5,445,000	565,124	6,010,124	5,484,562	465,476	5,950,038
Other financial liabilities	19	12,400	-	12,400	16,255	811	17,066
Current taxes	15	528	663	1,191	624	-	624
Deferred taxes	15	-	471	471	52	11,382	11,434
Provisions	20	162,930	74,240	237,170	123,682	66,008	189,690
Other liabilities	21	471,669	50,123	521,792	399,757	63,675	463,432
Totals		19,916,285	5,991,757	25,908,042	19,027,590	5,633,304	24,660,894
(*) Includes Goodwill generated in business combinations between Banco Itaú Chile and Corpbanca totaling MCh$1,178,235 as of December 31, 2018 (MCh$1,169,243 as of December 31, 2017).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	61

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 4 – Reporting Segments, continued

c.2 Income for the years ended December 31, 2018 and 2017

		For the years ended December 31,
		2018			2017
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MM$	MM$	MM$	MM$	MM$	MM$
Net interest income	24	574,013	272,978	846,991	531,828	228,906	760,734
Net fee and commission income	25	149,673	36,456	186,129	135,624	41,947	177,571
Net income (expense) from financial operations	26	151,009	43,250	194,259	(49,943)	56,732	6,789
Net foreign exchange gain (loss)	27	3,631	(23,691)	(20,060)	35,686	11,504	47,190
Other operating income	32	25,515	12,319	37,834	53,795	8,134	61,929
Provision for loan losses	28	(158,272)	(84,218)	(242,490)	(213,235)	(125,883)	(339,118)
NET OPERATING PROFIT		745,569	257,094	1,002,663	493,755	221,340	715,095
Depreciation and amortization	31	(53,544)	(33,273)	(86,817)	(51,213)	(30,632)	(81,845)
Operating expenses		(450,867)	(211,767)	(662,634)	(422,828)	(224,497)	(647,325)
OPERATING INCOME		241,158	12,054	253,212	19,714	(33,789)	(14,075)
Income from investments in companies	12	287	1,241	1,528	328	1,151	1,479
Income taxes	15	(78,884)	990	(77,894)	45,504	20,406	65,910
CONSOLIDATED INCOME FOR THE YEAR		162,561	14,285	176,846	65,546	(12,232)	53,314

(*) Includes personnel salaries and expenses, administrative expenses, impairment, and other operating expenses.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	62

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 5 – Cash and Cash Equivalents

a. Cash and Cash Equivalents detail

The detail of balances included under cash and cash equivalents is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Cash and deposits in banks
Cash	255,449	254,824
Deposits in the Central Bank of Chile	70,444	53,187
Deposits in local banks	4,422	9,389
Deposits in foreign banks	657,365	646,630
Subtotals cash and deposits in banks	987,680	964,030

Cash items in process of collection, net (b)	71,493	47,521
Highly liquid financial instruments (1)	194,412	35,014
Investments under resale agreements (2)	109,467	28,524
Totals cash and cash equivalents	1,363,052	1,075,089

(1) Highly liquid financial instruments: Corresponds to those financial instruments included in the trading and available-for-sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows:

	Notes	As of December 31,
		2018	2017
		MCh$	MCh$
Highly liquid financial instruments
Trading investments	6	15,741	19,239
Available for sale investments	11	178,671	15,775
Totals		194,412	35,014

(2) Investments under resale agreements: Corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item “Investments under resale agreements” in the Consolidated Statement of Financial Position. The detail is as follows:

	Note		As of December 31,
			2018	2017
			MCh$	MCh$
Investments under resale agreements	7 a	)	109,467	28,524

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 5 – Cash and Cash Equivalents, continued

b. Cash in process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	77,085	66,996
Funds receivable	241,573	90,021
Subtotals assets	318,658	157,017
Liabilities
Funds payable	247,165	109,496
Subtotals liabilities	247,165	109,496
Cash items in process of collection, net	71,493	47,521

c. Other operating cash flows

Based on the nature of its activities, the Bank considers that its funding has a direct relationship with its loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Consolidated Statement of Income and our Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

i. Investments under resale agreements and obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).

ii. Investments portfolio. This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 11).

iii. Foreign borrowings and repayment of foreign borrowings. These items represent the cash flows (collections and payments) of obligations with foreign banks (see note 18) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10).

iv. Increase and repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 19).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	64

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 6 – Trading Investments

The detail of the financial instruments classified as trading investments is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank bonds	21,736	3,963
Other Chilean Central Bank and Government securities	14,872	3,163
Other Chilean securities
Bonds	3	5
Notes	4,014	-
Foreign financial securities
Bonds	23,276	381,262
Other securities	19,505	8,147
Investments in mutual funds
Funds managed by related entities	3,532	18,521
Totals	86,938	415,061

As of December 31, 2018, the trading portfolio financial assets include MCh$15,741 (MCh$19,239 as of December 31, 2017) with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	65

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements

a.	The Bank purchases financial instruments to resell them on a future date. As of December 31, 2018 and 2017, the instruments acquired under agreements to resell are as follows:

	As of December 31, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	14,533	-	-	14,533
Government securities	76,977	-	-	76,977
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	-	-	-	-
Notes	-	-	-	-
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities	17,351	-	-	17,351
Other foreign instruments	606	-	-	606
Totals	109,467	-	-	109,467

	As of December 31, 2017
		Between 3
	Up to 3 months	months and 1	Over 1 year	Totals
		year
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	2,292	-	-	2,292
Government securities	-	-	-	-
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	-	-	-	-
Notes	-	-	-	-
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities	21,248	-	-	21,248
Other foreign instruments	4,984	-	-	4,984
Totals	28,524	-	-	28,524

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	66

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements, continued

b.	As of December 31, 2018 and 2017, the instruments acquired under agreements to repurchase are as follows:

	As of December 31, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	21,018	-	-	21,018
Government securities	283,898	-	-	283,898
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	-	-	-	-
Notes	-	-	-	-
Other securities	65,707	-	-	65,707
Foreign financial securities
Central Banks and Government securities		-	-	-
Other foreign instruments	644,991	-	-	644,991
Totals	1,015,614	-	—1,015,614

	As of December 31, 2017
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	-	-	-	-
Government securities	11,703	-	-	11,703
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	26,573	-	-	26,573
Notes	5,988	-	-	5,988
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities	-	-	-	-
Other foreign instruments	376,656	-	-	376,656
Totals	420,920	-	-	420,920

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	67

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 8 – Financial Derivative Contracts and Hedge Accounting

a. Derivatives held for trading and hedge accounting

The Bank and subsidiaries use the following derivate financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment). The detail of these instruments is presented below:

	As of December 31,
	2018		2017
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	86,562	75,615	51,409	121,378
Derivatives held for trading	1,282,395	1,037,191	1,197,366	973,776
Totals	1,368,957	1,112,806	1,248,775	1,095,154

a.1. Financial derivatives assets

	As of December 31, 2018
		Notionals
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	3,643,505	703,790	419,833	342,993
Currency swaps	168,254	1,817,002	6,449,984	468,093
Interest rate swaps	3,061,784	8,933,622	34,958,699	553,608
Call currency options	26,435	102,163	17,750	4,217
Put currency options	1,119	33,260	-	46
Totals	6,901,097	11,589,837	41,846,266	1,368,957

	As of December 31, 2017
		Notionals
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,855,360	5,728,141	700,252	316,901
Currency swaps	92,772	299,288	3,260,432	396,239
Interest rate swaps	5,781,923	10,258,903	23,469,906	534,505
Call currency options	33,709	47,300	26,223	421
Put currency options	6,675	9,827	25,808	709
Totals	14,770,439	16,343,459	27,482,621	1,248,775

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	68

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.2 Financial derivatives liabilities

	As of December 31, 2018
		Notionals
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	1,406,262	550,427	113,872	322,241
Currency swaps	658,937	1,035,357	3,169,546	298,415
Interest rate swaps	3,111,787	5,826,465	26,522,433	489,718
Call currency options	11,540	35,344	-	1,493
Put currency options	16,367	38,172	11,115	939
Totals	5,204,893	7,485,765	29,816,966	1,112,806

	As of December 31, 2017
		Notionals
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	9,023,102	5,821,573	807,071	333,482
Currency swaps	109,275	414,355	2,822,789	290,288
Interest rate swaps	5,481,548	8,843,640	20,720,506	468,928
Call currency options	6,675	7,369	-	86
Put currency options	17,629	25,459	415	2,370
Totals	14,638,229	15,112,396	24,350,781	1,095,154

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	69

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.3 Portfolio detail

As of December 31, 2018 and 2017, the portfolio of financial derivative instruments for hedge accounting and trading purposes are as follows:

	As of December 31, 2018
	Notionals totals			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,661,557	1,323,671	2,527,255	86,562	75,615
Fair value hedge
Currency forwards	32,639	17,421	102,847	16,461	5,814
Currency swaps	610,980	192,926	-	7,697	11,038
Interest rate swaps	1,231	52,105	2,194,956	15,492	16,995
Subtotals	644,850	262,452	2,297,803	39,650	33,847
Cash flows hedge
Currency forwards	2,188,426	-	130,191	4,835	1,283
Currency swaps	-	330,033	-	13,363	17,593
Interest rate swaps	-	198,573	99,261	1,119	1,892
Subtotals	2,188,426	528,606	229,452	19,317	20,768
Net investment in a foreign operation hedge
Currency forwards	828,281	532,613	-	27,595	21,000
Subtotals	828,281	532,613	-	27,595	21,000

Derivatives held for trading	8,444,433	17,751,931	69,135,977	1,282,395	1,037,191
Currency forwards	2,000,421	704,183	300,667	294,102	294,144
Currency swaps	216,211	2,329,400	9,619,530	447,033	269,784
Interest rate swaps	6,172,340	14,509,409	59,186,915	536,997	470,831
Call currency options	37,975	137,507	17,750	4,217	1,493
Put currency options	17,486	71,432	11,115	46	939
Subtotals	8,444,433	17,751,931	69,135,977	1,282,395	1,037,191
Totals	12,105,990	19,075,602	71,663,232	1,368,957	1,112,806

	As of December 31, 2017
		Notionals totals		Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	2,950,441	1,195,024	3,516,621	51,409	121,378
Fair value hedge
Currency forwards	-	-	-	1,417	78
Currency swaps	-	-	264,226	2,735	40,441
Interest rate swaps	442,426	7,567	2,186,949	7,832	39,327
Subtotals	442,426	7,567	2,451,175	11,984	79,846
Cash flows hedge
Currency forwards	1,401,144	590,463	219,453	8,787	3,946
Currency swaps	-	-	309,970	-	22,315
Interest rate swaps	-	305,800	536,023	1,680	6,481
Subtotals	1,401,144	896,263	1,065,446	10,467	32,742
Net investment in a foreign operation hedge
Currency forwards	1,106,871	291,194	-	28,958	8,790
Subtotals	1,106,871	291,194	-	28,958	8,790

Derivatives held for trading	26,458,227	30,260,831	48,316,781	1,197,366	973,776
Currency forwards	15,370,447	10,668,057	1,287,870	277,739	320,668
Currency swaps	202,047	713,643	5,509,025	393,504	227,532
Interest rate swaps	10,821,045	18,789,176	41,467,440	524,993	423,120
Call currency options	40,384	54,669	26,223	421	86
Put currency options	24,304	35,286	26,223	709	2,370
Subtotals	26,458,227	30,260,831	48,316,781	1,197,366	973,776
Totals	29,408,668	31,455,855	51,833,402	1,248,775	1,095,154

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	70

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

b. Hedge accounting

b.1 Fair value hedges

The Bank uses interest rate derivatives to manage its structural risk by minimizing accounting asymmetries in the Consolidated Statement of Financial Position. Through different hedging strategies, it redenominates an element originally at a fixed rate to a floating rate, decreasing the financial duration and consequently the value risk aligning the balance sheet structure with expected movements in the yield curve.

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2018 and 2017, detailed by maturity:

	As of December 31, 2018
			Notionals
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Commercial and mortgage loans	1,232	156,772	261,860	289,724	709,588
Available for sale investments
Treasury bonds	666,388	52,132	35,297	42,189	796,006
Debt instruments issued
Current bonds	239,682	55,132	94,000	1,310,697	1,699,511
Totals	907,302	264,036	391,157	1,642,610	3,205,105
Hedging instruments
Currency forwards	-	-	-	-	-
Currency swaps	187,578	-	-	-	187,578
Interest rate swaps	719,724	264,036	391,157	1,642,610	3,017,527
Totals	907,302	264,036	391,157	1,642,610	3,205,105

	As of December 31, 2017
			Notionals
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Commercial and mortgage loans	12,978	7,704	402,977	320,539	744,198
Available for sale investments
Treasury bonds	-	57,003	1,629	183,675	242,307
Debt instruments issued
Current bonds	437,015	488,291	77,728	1,009,468	2,012,502
Totals	449,993	552,998	482,334	1,513,682	2,999,007
Hedging instruments
Currency forwards	-	-	-	-	-
Currency swaps	-	264,226	-	-	264,226
Interest rate swaps	449,993	288,772	482,334	1,513,682	2,734,781
Totals	449,993	552,998	482,334	1,513,682	2,999,007

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	71

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate for the periods in which flows are expected to occur.

Forecasted cash flows by interest rate risk:

	As of December 31, 2018
			Notionals
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	9,678	17,366	15,632	7,728	50,404
Outflows	(24,604)	(37,185)	(50,215)	(70,615)	(182,619)
Net flows	(14,926)	(19,819)	(34,583)	(62,887)	(132,215)
Hedging instruments (*)
Outflows	(9,678)	(17,366)	(15,632)	(7,728)	(50,404)
Inflows	24,604	37,185	50,215	70,615	182,619
Net flows	14,926	19,819	34,583	62,887	132,215

	As of December 31, 2017
			Notionals
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	14,981	27,525	32,376	18,608	93,490
Outflows	(25,575)	(37,197)	(39,863)	(76,755)	(179,390)
Net flows	(10,594)	(9,672)	(7,487)	(58,147)	(85,900)
Hedging instruments (*)
Outflows	(14,981)	(27,525)	(32,376)	(18,608)	(93,490)
Inflows	25,575	37,197	39,863	76,755	179,390
Net flows	10,594	9,672	7,487	58,147	85,900

(*) Only includes the forecasted cash flows portion of the hedge instruments used to hedge interest rate risk.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	72

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

b.2 Cash flows hedges

Cash flows hedges are used by the Bank mainly to:

●

Reduce the volatility of cash flows in items in the Consolidated Statement of Financial position that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.

●

Fix the interest rate for a portion of the pool of short-term liabilities in pesos by reducing the risk of an important part of the Bank’s cost of funding while still maintaining the liquidity risk of the pool. This is achieved by setting the cash flows of the hedged items equal to those of the derivative instruments, modifying uncertain cash flows for certain cash flows.

●	Set the rate for the sources of founding to a floating rate, decreasing the risk that its funding costs increase.

The following table presents the nominal values of the hedged item as of December 31, 2018 and 2017:

	As of December 31, 2018
	Notionals
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
C40 UF	2,015,643	9,961	-	-	2,025,604
Commercial loans	-	28,000	20,000	-	48,000
Time deposits and other time liabilities
Time deposits	129,100	52,027	-	46,698	227,825
Debt instruments issued
Current bonds	173,683	-	-	-	173,683
Interbank borrowings
Interbank loans	398,606	-	72,766	-	471,372
Totals	2,717,032	89,988	92,766	46,698	2,946,484
Hedging instruments
Currency forwards	2,073,971	-	-	-	2,073,971
Currency swaps	444,488	-	72,766	-	517,254
Interest rate swaps	198,573	89,988	20,000	46,698	355,259
Totals	2,717,032	89,988	92,766	46,698	2,946,484

	As of December 31, 2017
	Notionals
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
C40 UF	1,991,607	188,730	-	-	2,180,337
Commercial loans	-	30,723	57,823	174,300	262,846
Time deposits and other time liabilities
Time deposits	305,800	303,900	-	-	609,700
Debt instruments issued
Current bonds	-	309,970	-	-	309,970
Interbank borrowings
Interbank loans	-	-	-	-	-
Totals	2,297,407	833,323	57,823	174,300	3,362,853
Hedging instruments
Currency forwards	1,991,607	219,453	-	-	2,211,060
Currency swaps	-	309,970	-	-	309,970
Interest rate swaps	305,800	303,900	57,823	174,300	841,823
Totals	2,297,407	833,323	57,823	174,300	3,362,853

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	73

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate for the periods in which flows are expected to occur.

Forecasted cash flows by interest rate risk:

	As of December 31, 2018
	Notionals
		Between 1 and 3	Between 3 and 6	Over 6 years	Totals
	Up to 1 year	years	years
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	1,848,702	169,442	521	-	2,018,665
Outflows	(11,046)	(3,797)	(5,693)	(2,837)	(23,373)
Net flows	1,837,656	165,645	(5,172)	(2,837)	1,995,292
Hedging instruments (*)
Outflows	(1,848,702)	(169,442)	(521)	-	(2,018,665)
Inflows	11,046	3,797	5,693	2,837	23,373
Net flows	(1,837,656)	(165,645)	5,172	2,837	(1,995,292)

	As of December 31, 2017
	Notionals
		Between 1 and 3	Between 3 and 6	Over 6 years	Totals
	Up to 1 year	years	years
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	1,982,371	225,180	2,459	-	2,210,010
Outflows	(29,873)	(33,024)	(21,918)	(15,460)	(100,275)
Net flows	1,952,498	192,156	(19,459)	(15,460)	2,109,735
Hedging instruments (*)
Outflows	(1,982,371)	(225,180)	(2,459)	-	(2,210,010)
Inflows	29,873	33,024	21,918	15,460	100,275
Net flows	(1,952,498)	(192,156)	19,459	15,460	(2,109,735)

(*) Only includes the forecasted cash flows portion of the hedge instruments used to hedge interest rate risk.

	As of December 31,
	2018		2017
	Effective	Ineffective	Effective	Ineffective
	portion	portion	portion	portion
	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
C40 UF	8,557	2,032	-	-
Commercial loans	1,024	270	1,890	155
Time deposits and other time liabilities
Time deposits	(236)	-	(3,037)	(126)
Debt instruments issued
Current bonds	(3,829)	(2,718)	(4,583)	(1,329)
Interbank borrowings
Interbank loans	43	-	-	-
Totals	5,559	(416)	(5,730)	(1,300)

The effective portion generated by cash flow derivatives recorded in the Statement of Changes in Equity as of December 31, 2018 and 2017.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	74

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

The income generated by cash flows hedge derivatives whose effect was transferred from Other Comprehensive Income to Income for the year, is as follow:

	As of December 31,
	2018	2017
	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
C40 UF	-	-
Commercial loans	-	-
Time deposits and other time liabilities
Time deposits	200	72
Debt instruments issued
Current bonds	-	-
Interbank borrowings
Interbank loans	-	-
Totals	200	72

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	75

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

b.3 Hedge of net investments in foreign operations

Itaú Corpbanca, the parent company whose functional currency is the Chilean peso, has foreign business investments consisting of a branch in New York and acquisitions in Colombia. As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-US dollar and Chilean peso-Colombian peso exchange rates alter the parent company’s equity. The objective of these hedges is to hedge the value of equity by addressing the exchange rate risk affecting the investments.

Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recorded similar to cash flows hedges, where:

●

The portion of the gain or loss from the hedge instrument that is determined to be an effective hedge is recognized in equity. As of December 31, 2018, this was a debit of MCh$19,791 (credit of MCh$45,759 net of deferred taxes as of December 31, 2017).

●	The ineffective portion is recognized in profit or loss. No amounts were recorded in 2018 and 2017.

		As of December 31,
	Notes	2018	2017
		MCh$	MCh$
Opening balance		45,759	10,773
Gains (losses) on hedge of net investment in foreign operation, before tax	23 g.	(36,533)	49,197
Income tax relating to hedges of net investment in foreign operations	23 g.	10,565	(14,211)
Ending balance		19,791	45,759

Each hedge is detailed in the table below:

b.3.1 Hedge of net investment in New York branch

	Notional	Market value of hedging instrument	Gain or Loss on hedging instrument recognized in equity for the year	Ineffectiveness recognized in profit or loss
	MMUSD	MCh$	MCh$	MCh$
As of December 31, 2018	168	(5,151)	(10,354)	-
As of December 31, 2017	150	4,698	4,698	-

b.3.2 Hedge of net investment in Itaú Corpbanca Colombia

	As of December 31, 2018
	Notionals				Statements of Changes in Equity	Statements of Income
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Effective portion for the year	Ineffective portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Equity
Foreign investments	1,360,894	-	-	74,648	(26,179)	-
Hedging instruments
Currency forwards	1,360,894	-	-	-	(26,179)	-

	As of December 31, 2017
	Notionals				Statements of Changes in Equity	Statements of Income
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Effective portion for the year	Ineffective portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Equity
Foreign investments	1,398,065	-	-	-	44,499	-
Hedging instruments
Currency forwards	1,398,065	-	-	-	44,499	-

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	76

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 9 – Interbank Loans

As of December 31, 20187 and 2017, Interbank loans are detailed as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Local banks
Loans to local banks	-	-
Allowances for loan losses	-	-
Subtotals	-	-
Foreign banks
Interbank cash loans	30,507	862
Loans to foreign banks	5,594	13,875
Non-transferable deposits with foreign banks	65,556	21,544
Allowances for loan losses	(463)	(208)
Subtotals	101,194	36,073
Chilean Central Bank
Deposits with the Chilean Central Bank not available (*)	240,050	34,004
Subtotals	240,050	34,004
Totals	341,244	70,077

(*) These are deposits that do not qualify as time deposits.

Movements in allowances and impairment for loans with domestic and foreign banks for the years ended December 2018 and 2017 are detailed as follows:

	Local banks	Foreign banks	Totals
	MCh$	MCh$	MCh$
Balance as of January 1, 2018	-	(208)	(208)
Charge-offs	-	-	-
Allowances established	-	(344)	(344)
Allowances released	-	131	131
Impairment	-	-	-
Exchange differences	-	(42)	(42)
Balances as of December 31, 2018	-	(463)	(463)

	Local banks	Foreign banks	Totals
	MCh$	MCh$	MCh$
Balance as of January 1, 2018	-	(212)	(212)
Charge-offs	-	-	-
Allowances established	-	(226)	(226)
Allowances released	-	209	209
Impairment	-	-	-
Exchange differences	-	21	21
Balances as of December 31, 2018	-	(208)	(208)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	77

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 10 – Loans and accounts receivable from customers

a. Loans and accounts receivable from customers

As of December 31, 2018 and 2017, the loan portfolio is detailed as follows:

	Assets before allowances			Credit risk allowances
As of December 31, 2018	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,694,305	763,083	11,457,388	345,552	37,531	383,083	11,074,305
Foreign trade loans	897,916	30,527	928,443	31,852	799	32,651	895,792
Checking accounts debtors	122,191	8,909	131,100	5,735	3,090	8,825	122,275
Factoring transactions	206,322	4,245	210,567	267	4	271	210,296
Student loans	624,757	72,090	696,847	-	16,780	16,780	680,067
Leasing transactions	857,066	71,094	928,160	16,473	3,732	20,205	907,955
Other commercial loans and receivables	32,600	1,953	34,553	857	1,099	1,956	32,597
Subtotals	13,435,157	951,901	14,387,058	400,736	63,035	463,771	13,923,287
Mortgage loans
Loans with mortgage finance bonds	36,089	2,275	38,364	-	103	103	38,261
Endorsable mortgage mutual loans	110,193	8,475	118,668	-	1,748	1,748	116,920
Other mortgage mutual loans	3,769,846	183,399	3,953,245	-	23,366	23,366	3,929,879
Mortgage leasing transactions	298,495	13,623	312,118	-	10,637	10,637	301,481
Other mortgage loans and receivables	21,311	2,121	23,432	-	239	239	23,193
Subtotals	4,235,934	209,893	4,445,827	-	36,093	36,093	4,409,734
Consumer loans
Installment consumer loans	1,817,663	104,122	1,921,785	-	118,838	118,838	1,802,947
Checking account debtors	193,814	15,678	209,492	-	18,858	18,858	190,634
Credit card balances	466,275	15,292	481,567	-	26,859	26,859	454,708
Consumer leasing transactions	5,729	474	6,203	-	397	397	5,806
Other consumer loans and receivables	48,850	1,866	50,716	-	3,897	3,897	46,819
Subtotals	2,532,331	137,432	2,669,763	-	168,849	168,849	2,500,914
Totals	20,203,422	1,299,226	21,502,648	400,736	267,977	668,713	20,833,935

	Assets before allowances			Credit risk allowances
As of December 31, 2017	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,345,995	770,081	11,116,076	367,799	39,180	406,979	10,709,097
Foreign trade loans	650,959	49,774	700,733	30,168	918	31,086	669,647
Checking accounts debtors	131,332	8,016	139,348	2,656	2,560	5,216	134,132
Factoring transactions	140,375	363	140,738	377	8	385	140,353
Student loans	618,543	55,535	674,078	-	12,794	12,794	661,284
Leasing transactions	851,882	88,907	940,789	14,577	4,030	18,607	922,182
Other commercial loans and receivables	24,261	1,598	25,859	506	880	1,386	24,473
Subtotals	12,763,347	974,274	13,737,621	416,083	60,370	476,453	13,261,168
Mortgage loans
Loans with mortgage finance bonds	44,432	2,968	47,400	-	160	160	47,240
Endorsable mortgage mutual loans	127,153	8,766	135,919	-	2,070	2,070	133,849
Other mortgage mutual loans	3,507,384	153,516	3,660,900	-	27,048	27,048	3,633,852
Mortgage leasing transactions	272,544	9,591	282,135	-	10,210	10,210	271,925
Other mortgage loans and receivables	24,231	2,168	26,399	-	418	418	25,981
Subtotals	3,975,744	177,009	4,152,753	-	39,906	39,906	4,112,847
Consumer loans
Installment consumer loans	1,725,652	84,397	1,810,049	-	114,033	114,033	1,696,016
Checking account debtors	193,325	14,176	207,501	-	13,492	13,492	194,009
Credit card balances	405,786	15,383	421,169	-	22,408	22,408	398,761
Consumer leasing transactions	10,832	344	11,176	-	453	453	10,723
Other consumer loans and receivables	60,651	2,760	63,411	-	5,269	5,269	58,142
Subtotals	2,396,246	117,060	2,513,306	-	155,655	155,655	2,357,651
Totals	19,135,337	1,268,343	20,403,680	416,083	255,931	672,014	19,731,666

Normal portfolio

This includes individual debtors in the Normal portfolio (A1 to A6) and in the Substandard portfolio (categories B1 and B2, only). For collectively assessed loans, it includes the Normal portfolio.

Impaired portfolio

This includes individual debtors in the Non-compliant portfolio (C1 to C6) and in the Substandard portfolio (categories B3 and B4, only). For collectively assessed loans, it includes the Non-compliant portfolio.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	78

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 10 – Loans and accounts receivable from customers, continued

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining infrastructure, and other assets) and pledges (inventory, farm assets, industrial assets, plantings, and other pledged assets). As of December 31, 2018 and 2017, the fair value of guarantees taken corresponds to 136.48% and 126.76% of the collateralized assets, respectively.

In the case of mortgage guarantees, as of December 31, 2018 and 2017, the fair value of the guarantees taken corresponds to 90.10% and 85.38% of the outstanding balance for these loans, respectively.

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item. As of December 31, 2018, the Bank recorded MCh$436,654 in finance leases for movable assets (MCh$306,654 as of December 31, 2017) and MCh$809,826 in finance leases for real estate assets (MCh$927,168 as of December 31, 2017).

b.	Portfolio characteristics

The following table details the Bank’s loan portfolio (gross) as of December 31, 2018 and 2017, by the customer’s industry sector:

	Local loans		Foreign loans		Totals		Percentages
	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial Loans
Manufacturing	982,497	784,608	114,714	255,883	1,097,211	1,040,491	5.10%	5.10%
Mining	424,883	363,065	252,894	280,996	677,777	644,061	3.15%	3.16%
Electricity, gas and water	600,667	589,067	356,706	347,416	957,373	936,483	4.45%	4.59%
Agriculture and livestok	207,271	205,333	139,098	210,597	346,369	415,930	1.61%	2.04%
Forestry and wood extraction	24,511	22,975	5,172	15,832	29,683	38,807	0.14%	0.19%
Fishing	1,945	1,527	1,530	12,385	3,475	13,912	0.02%	0.07%
Transport	509,354	461,486	191,047	206,991	700,401	668,477	3.26%	3.28%
Comunications	23,886	29,296	62,191	65,143	86,077	94,439	0.40%	0.46%
Construction	1,436,096	1,368,057	310,530	270,063	1,746,626	1,638,120	8.12%	8.03%
Commerce	861,291	815,184	758,817	897,666	1,620,108	1,712,850	7.53%	8.39%
Services	2,735,023	2,616,171	1,137,037	1,164,562	3,872,060	3,780,733	18.01%	18.53%
Others	2,456,495	2,343,848	793,403	409,470	3,249,898	2,753,318	15.11%	13.49%
Subtotals	10,263,919	9,600,617	4,123,139	4,137,004	14,387,058	13,737,621	66.90%	67.33%
Mortgage Loans	3,852,962	3,635,993	592,865	516,760	4,445,827	4,152,753	20.68%	20.35%
Consumer Loans	1,750,986	1,544,062	918,777	969,244	2,669,763	2,513,306	12.42%	12.32%
Totals	15,867,867	14,780,672	5,634,781	5,623,008	21,502,648	20,403,680	100%	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	79

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 10 – Loans and accounts receivable from customers, continued

c. Allowances

Movements in credit risk allowances for the years ended December 31, 2018 and 2017, are detailed as follows:

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2018	416,083	255,931	672,014
Portfolio charge-offs
Commercial loans	(63,220)	(39,230)	(102,450)
Mortgage loans	-	(7,271)	(7,271)
Consumer loans	-	(164,680)	(164,680)
Total charge-offs	(63,220)	(211,181)	(274,401)
Allowances established	207,111	385,068	592,179
Allowances released	(144,464)	(175,985)	(320,449)
Allowances used	(24,662)	-	(24,662)
Exchange differences	9,888	14,144	24,032
Balances as of December 31, 2018	400,736	267,977	668,713

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2017	381,239	217,491	598,730
Portfolio charge-offs
Commercial loans	(56,939)	(35,504)	(92,443)
Mortgage loans	-	(3,879)	(3,879)
Consumer loans	-	(115,708)	(115,708)
Total charge-offs	(56,939)	(155,091)	(212,030)
Allowances established	310,103	359,423	669,526
Allowances released	(183,917)	(145,915)	(329,832)
Allowances used	(9,760)	-	(9,760)
Exchange differences	(24,643)	(19,977)	(44,620)
Balances as of December 31, 2017	416,083	255,931	672,014

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	80

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 10 – Loans and accounts receivable from customers, continued

In addition to these credit risk allowances, the Bank established country risk provisions to for foreign transactions, which are presented within liabilities in Note 20 “Provisions”. Therefore, total credit risk allowances and provisions established for different concepts are detailed as follows:

		As of December 31,
	Notes	2018	2017
		MCh$	MCh$
Individual	10	400,736	416,083
Group	10	267,977	255,931
Contingent loans (i)	20	55,290	64,941
Contingencies	20	24,238	10,096
Country risk (ii)	20	6,083	6,860
Interbank loans	9	463	208
Totals		754,787	754,119

(i) In accordance with the SBIF’s Compendium of Accounting Standards, mainly chapters B-1 and B-3, the Bank has calculated provisions for contingent loans. They are recorded in liabilities, specifically within “provisions” (Note 20, letter a).

(ii) Country risk provisions is necessary to cover the risk assumed by maintaining and committing resources to a customer in a foreign country. These provisions are on the basis of country risk ratings made by the Bank in accordance with Chapter 7-13 of the RAN (see Note 20, letter b).

d. Portfolio sales

As of December 31, 2018 and 2017, the Bank and its subsidiaries performed portfolio sales. The effect on income of these transactions for MCh$25,884 as of December 31, 2018 (MCh$15,121 as of December 31, 2017), does not exceed 5% of the net income before income taxes. These gains are included in “Net income from financial operations” in the Consolidated Statement of Income for the year (see Note 26).

d.1 Sales of current portfolio and charged-off portfolio

As of December 31, 2018 and 2017, the Bank and its subsidiaries derecognized 100% of its sold portfolio, which complies with the requirements of the accounting policy for derecognizing financial assets and liabilities as described in Note 1, letter l), point iv) of these Consolidated Financial Statements. The following table does not include sales of loans granted under Law 20,027, which are detailed in section d.2).

	As of December 31, 2018					As of December 31, 2017
Type of portfolio	Loan value	Allowances (*)	Sale price	Unearned income	Net effect on income	Loan value	Allowances (*)	Sale price	Unearned income	Net effect on income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current portfolio	62,261	49,079	24,662	-	11,480	22,739	5,619	14,715	-	(2,405)
Charged-off portfolio	-	-	1,132	-	1,132	-	-	1,674	-	1,674
Totals	62,261	49,079	25,794	-	12,612	22,739	5,619	16,389	-	(731)

(*) Includes provisions for contingent loans for MCh$24,282.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	81

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 10 – Loans and accounts receivable from customers, continued

d.2 CAE portfolio sales

As of December 31, 2018 income on sale was MCh$13,272 (MCh$15,852 as of December 31, 2017) corresponding to the income generated in the sale included directly in the Consolidated Statement of Income under “Net income from financial operations”. The difference that corresponds to unearned income for MCh$11,768 as of December 31, 2018 (MCh$14,058 as of December 31, 2017) is will be recorded in income according to its deferral period, recognizing an effective interest rate equivalent for all these operations, according to NIC 39.

	As of December 31, 2018					As of December 31, 2017
Type of portfolio	Loan value	Allowances	Sale price	Unearned income	Net effect on income	Loan value	Allowances	Sale price	Unearned income	Net effect on income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
CAE portfolio	95,521	119	120,442	11,768	13,272	118,027	212	147,725	14,058	15,852
Circular SBIF No. 3,548 (issued in March 2014) specifies the treatment for the presentation of results originated in sales of loans from the loan portfolio, determining that net income or loss from the sale of loans (interbank loans and loans and accounts receivable from customers), is calculated as the difference between the cash value received (or the fair value of the instruments received as consideration) and the net value of the assets transferred (net of allowances and provisions), recorded at the date of sale. Income from the sale of charge-off portfolio will also be included in this line item and not as a recovery of loans previously charged-off.

e.    Leasing

The maturity of finance leases (presented net) as of December 31, 2018 and 2017, is detailed as follows:

	Total receivable		Unearned interest		Net balance receivable
	As of December 31,		As of December 31,		As of December 31,
	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Up to 1 month	29,177	29,846	1,310	3,677	27,867	26,169
More than 1 month to 3 months	31,278	32,672	2,636	2,857	28,642	29,815
More than 3 months to 1 year	116,526	120,691	10,621	11,596	105,905	109,095
More than 1 year to 3 years	257,976	262,576	31,491	33,717	226,485	228,859
More than 3 years to 6 years	284,920	283,010	54,922	57,453	229,998	225,557
More than 6 years	1,077,447	1,062,625	449,863	448,020	627,584	614,605
Totals	1,797,324	1,791420	550,843	557,320	1,246,481	1,234,100

	As of December 31,
	2018	2017
	MCh$	MCh$
Commercial leasing	928.160	940.789
Mortgage leasing	312.118	282.135
Consumer leasing	6.203	11.176
Totals	1.246.481	1.234.100

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	82

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 11 – Investment Instruments

a. Investment instruments

As of December 31, 2018 and 2017, detail of instruments available for sale and held to maturity is as follows:

	As of December 31, 2018			As of December 31, 2017
		Held to			Held to
	Available for sale	maturity	Totals	Available for sale	maturity	Totals

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	411,431	-	411,431	687,945	-	687,945
Chilean Treasury bonds	913,041	-	913,041	1,081,879	-	1,081,879
Other government securities	27,612	-	27,612	14,053	-	14,053
Other local institutions financial instruments
Time deposits in local banks	185,501	-	185,501	114,038	-	114,038
Mortgage finance bonds	50	-	50	64	-	64
Chilean financial institutions bonds	-	-	-	9,032	-	9,032
Other local financial investments	5,979	-	5,979	6,159	-	6,159
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	769,693	-	769,693	420,687	-	420,687
Other foreign financial instruments	332,560	198,910	531,470	300,740	202,030	502,770
Investments not quoted in active markets
Corporate bonds	4,909	-	4,909	18,469	-	18,469
Other financial instruments	-	-	-	-	-	-
Totals	2,650,776	198,910	2,849,686	2,653,066	202,030	2,855,096

As of December 31, 2018, the total of available for sale instruments with maturities that do not exceed three months from the acquisition date and that are considered cash equivalent amounts to MCh$178,671. As of December 31, 2017, the amount of instruments with these characteristics is MCh$15,775 (see Note 5).

As of December 31, 2018, the portfolio of financial investments available-for-sale includes unrealized gains for MCh$23,456 presented under “Valuation accounts” in Equity, distributed between MCh$16,337 attributable to equity holders of the bank and MCh$7,119 attributable to non-controlling interest.

As of December 31, 2017, the portfolio of financial investments available-for-sale includes unrealized gains for MCh$24,552 presented under “Valuation accounts” in Equity, distributed between MCh$16,592 attributable to equity holders of the bank and MCh$7,960 attributable to non-controlling interest.

b. Impairment of investment instruments

The portfolio of investment instruments of the Bank does not present impairment rates at the close of the years ended December 31, 2018 and 2017.

The detail of investments quoted in non-active markets, classified as available for sale have been recorded at their fair value.

Itaú Corpbanca reviewed the instruments with unrealized losses as of December 31, 2018 and 2017, concluding that they were only temporary impairments, therefore, they do not imply adjustments to results for the year.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	83

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 11 – Investment Instruments, continued

c. Unrealized gains and losses of the available for sale portfolio

Unrealized gains and losses of the available for sale portfolio as of December 31, 2018 and 2017 are detail as follows:

	As of December 31, 2018
	Amortized	Unrealized		Fair value
	cost	Gains	Losses
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	411,223	533	(325)	411,431
Chilean Treasury bonds	911,596	2,458	(1,013)	913,041
Other government securities	28,131	-	(519)	27,612
Other local institutions financial instruments
Time deposits in local banks	185,468	70	(37)	185,501
Mortgage finance bonds	50	-	-	50
Chilean financial institutions bonds	-	-	-	-
Other local financial investments	4,001	1,978	-	5,979
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	752,791	24,505	(7,603)	769,693
Other foreign financial instruments	329,136	5,801	(2,377)	332,560
Investments not quoted in active markets
Corporate bonds	4,924	5	(20)	4,909
Other financial instruments	-	-	-	-
Totals	2,627,320	35,350	(11,894)	2,650,776

	As of December 31, 2017
	Amortized	Unrealized		Fair value
	cost	Gains	Losses
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	688,770	806	(1,631)	687,945
Chilean Treasury bonds	1,081,633	3,526	(3,280)	1,081,879
Other government securities	14,206	-	(153)	14,053
Other local institutions financial instruments
Time deposits in local banks	114,073	-	(35)	114,038
Mortgage finance bonds	64	-	-	64
Chilean financial institutions bonds	9,034	25	(27)	9,032
Other local financial investments	3,942	2,217	-	6,159
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	416,995	3,921	(229)	420,687
Other foreign financial instruments	281,833	19,090	(183)	300,740
Investments not quoted in active markets
Corporate bonds	17,964	505	-	18,469
Other financial instruments	-	-	-	-
Totals	2,628,514	30,090	(5,538)	2,653,066

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	84

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 12 – Investments in Companies

a.	As of December 31, 2018 and 2017 detail of the investments in companies is presented below:

	As of December 31,
Company	2018		2017
	%	MCh$	%	MCh$
Nexus S.A.	12.9000	1,056	12.9000	1,056
Transbank S.A.	8.7200	3,616	8.7200	3,616
Combanc S.A.(**)	8.1800	305	9.1800	344
Redbanc S.A.	2.5000	110	2.5000	110
Sociedad Interbancaria de Depósitos de Valores S.A.	9.4000	132	9.4000	132
Imerc OTC S.A.	8.6600	1,012	8.6600	1,012
A.C.H Colombia (*)	4.2100	192	4.2100	184
Redeban Multicolor S.A. (*)	1.6000	221	1.6000	213
Cámara de Compensación Divisas de Colombia S.A. (*)	6.2056	80	6.2056	77
Cámara de Riesgo Central de Contraparte S.A. (*)	2.4300	162	2.4300	156
Servibanca - Tecnibanca (*)	4.5300	951	4.5300	915
Bolsa de Valores de Colombia (*)	0.6700	547	0.6700	508
Credibanco (*)	6.3662	2,153	6.3662	2,072
Patrimonio Autónomo Fiducredicorp (Comisionista) (*)	5.2630	18	5.2630	17
Totals		10,555		10,412

(*) Correspond to investments in other companies held by subsidiaries established in Colombia.

(**) In August 2018, and in accordance to the Shareholders agreement of Combanc S.A., Itaú Corpbanca ceded 96 shares at a price of $621,935.82 each, decreasing its ownership percentage from 9.18% to 8.18%. As a result of this transaction the Bank generated a net gain of MCh$22.

b.	During the years ended December 31, 2018 and 2017, the Bank received dividends, according to the following detail:

	2018	2017
	MCh$	MCh$
Dividends received	1,506	1,479
Totals	1,506	1,479

c.	Movement on investments in companies for the years ended December 31, 2018 and 2017, is as follows:

	2018	2017
	MCh$	MCh$
Balances as of January 1,	10,412	19,967
Acquisition of investments	-	29
Sale of investments	(39)	(4,917)
Transfer to available for sale investments	-	(4,118)
Exchange differences	182	(549)
Balances as of December 31,	10,555	10,412

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	85

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 13 – Intangible Assets

a.	Composition of intangibles assets as of December 31, 2018 and 2017 is as follows:

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2018	Gross balances	Accumulated amortization	Net assets as of December 31, 2018
	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	3	113,355	263,179	(111,339)	151,840
IT projects and licenses	6	2	16,663	42,601	(29,987)	12,614
Assets generated in business combination			1,474,570	1,561,442	(112,583)	1,448,859
Goodwill			1,169,243	1,178,235	-	1,178,235
Trademarks	10	8	42,106	51,432	(14,430)	37,002
Customer relationship	12	10	76,038	93,591	(24,332)	69,259
Core deposits	9	7	187,183	238,184	(73,821)	164,363
Other projects	10	1	646	3,645	(3,151)	494
Totals			1,605,234	1,870,867	(257,060)	1,613,807

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2017	Gross balances	Accumulated amortization	Net assets as of December 31, 2017
	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	5	87,324	203,080	(89,725)	113,355
IT projects and licenses	6	5	21,300	42,474	(25,811)	16,663
Assets generated in business combination			1,548,173	1,545,195	(70,625)	1,474,570
Goodwill			1,188,447	1,169,243	-	1,169,243
Trademarks	10	9	47,209	51,417	(9,311)	42,106
Customer relationship	12	11	89,827	91,046	(15,008)	76,038
Core deposits	9	8	222,690	233,489	(46,306)	187,183
Other projects	10	1	817	3,645	(2,999)	646
Totals			1,657,614	1,794,394	(189,160)	1,605,234

b. Movements	on gross balances for intangible assets as of December 31, 2018 and 2017 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	203,080	42,474	375,952	1,169,243	3,645	1,794,394
Acquisitions	58,085	111	-	-	-	58,196
Retirements	(147)	-	-	-	-	(147)
Exchange differences	2,161	16	7,255	8,992	-	18,424
Balances as of December 31, 2018	263,179	42,601	383,207	1,178,235	3,645	1,870,867

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	162,385	42,447	391,583	1,188,447	3,645	1,788,507
Acquisitions	42,867	36	-	-	-	42,903
Retirements	(123)	-	-	-	-	(123)
Exchange differences	(2,049)	(9)	(15,631)	(19,204)	-	(36,893)
Balances as of December 31, 2017	203,080	42,474	375,952	1,169,243	3,645	1,794,394

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	86

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 13 – Intangible Assets, continued

c.	Movements on accumulated amortization of intangible assets for the years ended December 31, 2018 and 2017 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(89,725)	(25,811)	(70,625)	(2,999)	(189,160)
Amortization for the year	(20,868)	(4,164)	(40,976)	(150)	(66,158)
Exchange differences	(746)	(12)	(982)	(2)	(1,742)
Balances as of December 31, 2018	(111,339)	(29,987)	(112,583)	(3,151)	(257,060)

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	(75,061)	(21,147)	(31,857)	(2,828)	(130,893)
Amortization for the year	(16,607)	(4,672)	(41,038)	(158)	(62,475)
Exchange differences	1,943	8	2,270	(13)	4,208
Balances as of December 31, 2017	(89,725)	(25,811)	(70,625)	(2,999)	(189,160)

d.	Impairment

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount for the asset.

As of December 31, 2018 and 2017 there is no indication nor concrete evidence of impairment (see details in Note 31). As of the date of these Consolidated Financial Statements, there have been no events that require impairment to be recorded.

e.	Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of December 31, 2018 and 2017. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	87

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 14 – Fixed Assets

a.	Fixed assets as of December 31, 2018 and 2017 are broken down as follows:

	Useful life years	Remaining depreciation years	Net assets as of January 1, 2018	Gross balances	Accumulated depreciation	Net assets as of December 31, 2018
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	19	14	83,151	65,843	(22,778)	43,065
Equipment	3	1	25,160	80,383	(47,776)	32,607
Others	3	2	22,268	50,248	(30,356)	19,892
Furniture			10,357	27,440	(18,067)	9,373
Leased assets			-	28	(28)	-
Others			11,911	22,780	(12,261)	10,519
Totals			130,579	196,474	(100,910)	95,564

	Useful life years	Remaining depreciation years	Net assets as of January 1, 2017	Gross balances	Accumulated depreciation	Net assets as of December 31, 2017
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	25	16	78,034	118,481	(35,330)	83,151
Equipment	5	1	25,997	65,018	(39,858)	25,160
Others	8	3	17,012	50,773	(28,505)	22,268
Furniture			8,418	27,860	(17,503)	10,357
Leased assets			50	28	(28)	-
Others			8,544	22,885	(10,974)	11,911
Totals			121,043	234,272	(103,693)	130,579

The useful life presented in the preceding tables, corresponds to the total useful life and residual useful life for the Bank’s fixed assets. Total useful lives have been determined based on our expected use of the assets, considering quality of the original construction, the environment in which the assets are located, quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

b.	Movements on gross balances of fixed assets as of December 31, 2018 and 2017 are as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	118,481	65,018	50,773	234,272
Acquisitions	6,207	16,253	2,296	24,756
Sales and/or retirements for the year	(14,010)	(2,334)	(3,187)	(19,531)
Reclasification (*)	(45,123)	(101)	(101)	(45,325)
Exchange differences	288	1,547	467	2,302
Balances as of December 31, 2018	65,843	80,383	50,248	196,474
(*) See details in Note 16 “Other Assets”.

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	107,989	62,007	42,726	212,722
Acquisitions	27,125	7,853	9,274	44,252
Sales and/or retirements for the year	(12,636)	(2,241)	(952)	(15,829)
Reclasification (*)	-	-	-	-
Exchange differences	(3,997)	(2,601)	(275)	(6,873)
Balances as of December 31, 2017	118,481	65,018	50,773	234,272

(*) See details in Note 16 “Other Assets”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	88

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 14 – Fixed Assets, continued

c.	Movements on accumulated depreciation of fixed assets for years ended December 31, 2018 and 2017 are as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(35,330)	(39,858)	(28,505)	(103,693)
Depreciation of the year	(7,833)	(9,182)	(3,644)	(20,659)
Sales and/or retirements for the year	6,796	2,237	2,429	11,462
Exchange differences	(883)	(987)	(705)	(2,575)
Reclasification (*)	14,472	42	69	14,583
Impairment	-	(28)	-	(28)
Balances as of December 31, 2018	(22,778)	(47,776)	(30,356)	(100,910)
(*) See details in Note 16 “Other Assets”.

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	(29,955)	(36,010)	(25,714)	(91,679)
Depreciation of the year	(7,218)	(8,054)	(4,098)	(19,370)
Sales and/or retirements for the year	-	2,178	481	2,659
Reclasification (*)	-	-	-	-
Exchange differences	1,843	2,055	826	4,724
Impairment	-	(27)	-	(27)
Balances as of December 31, 2017	(35,330)	(39,858)	(28,505)	(103,693)

(*) See details in Note 16 “Other Assets”.

d.	As of December 31, 2018 and 2017 the Bank entered into operating lease agreements which cannot be cancel unilaterally. The information for future payments that the Bank must make are as follows:

	Future payments of operating lease, land, building and equipments
	Up to 1 year	Between 1 and 5 years	More than 5 years	Totals
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2018	23,140	59,171	54,892	137,203
As of December 31, 2017	23,021	76,949	103,195	203,165

e.	As of December 31, 2018 and 2017, the Bank entered into finance lease agreements which cannot be cancel unilaterally. The information for future payments that the Bank must make are as follows:

	Future payments of finance lease, land, building and equipments
	Up to 1 year	Between 1 and 5 years	More than 5 years	Totals

	MCh$	MCh$	MCh$	MCh$
As of December 31, 2018	9,373	181,804	45,451	236,628
As of December 31, 2017	9,078	43,730	43,730	96,538

f.

The Bank and its subsidiaries have no restrictions on fixed assets as of December 31, 2018 and 2017. Additionally, no fixed assets have been pledged as collateral to secure the fulfillment of any obligations. Furthermore, there are no amounts owed by the Bank on fixed assets as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	89

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 15 – Current Taxes and Deferred Taxes

a)	Current taxes

At the end of each reporting period, the Bank and subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current recoverable taxes recognized as of December 31, 2018 was MCh$116,898 (MCh$237,828 as of December 31, 2017), according to the following detail:

a.1)  Current taxes assets and liabilities by geographical area

	As of December 31, 2018				As of December 31, 2017
	Chile	EE.UU. (*)	Colombia	Totals	Chile	EE.UU. (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	68,094	2,161	52,874	123,129	202,093	-	36,359	238,452
Current tax liabilities	(528)	-	(663)	(1,191)	(624)	-	-	(624)
Totals net	67,566	2,161	52,211	121,938	201,469	-	36,359	237,828

(*) Corresponds to the subsidiary located in New York.

a.2)  Details of current tax items by geographical area

	As of December 31, 2018				Al 31 de diciembre de 2017
	Chile	EE.UU. (*)	Colombia	Totals	Chile	EE.UU. (*)	Colombia	Totals
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Income tax, rate 27% / 25,5%	(81,487)	-	(14,273)	(95,760)	(8,332)	-	(11,357)	(19,689)

Less:
Monthly provisional payments	21,424	-	1,544	22,968	49,035	-	3,434	52,469
Tax credit for training costs	800	-	-	800	831	-	-	831
Tax credit for donations	745	-	-	745	-	-	-	-
Other taxes to be recovered (**)	126,084	2,161	64,940	193,185	159,935	-	44,282	204,217
Totals	67,566	2,161	52,211	121,938	201,469	-	36,359	237,828

(*) Corresponds to the subsidiary located in New York.

(**)The other taxes to be recovered correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for absorbed profits with reimbursement right, among others.

b)	Effect on income

The tax expense for the years ended December 31, 2018 and 2017 is comprised of the following items:

	For the years ended December 31,
	2018	2017
	MCh$	MCh$
Income tax expense
Income tax for the year	(101,618)	(19,159)
Credit (debit) for deferred taxes
Origination and reversal of temporary differences for the year	17,423	87,120
Subtotals	(84,195)	67,961
Others	6,301	(2,051)
Net (debit) credit to income taxes	(77,894)	65,910

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	90

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 15 – Current Taxes and Deferred Taxes, continued

c)	Effective tax rate reconciliation

The following table presents the enacted tax rates for each country where the Bank operates as of December 31, 2018 and 2017.

Nominal taxes by geographic area	2018	2017
	Rate	Rate
Chile	27.0%	25.5%
Colombia	37.0%	40.0%
United States	21.0%	35.0%

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense for the years ended December 31, 2018 and 2017:

	For the years ended December 31,
	2018		2017
	Tax rate	Tax amount	Tax rate	Tax amount
	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	(68,780)	25.50	3,212
Exchange differences due to investments in Colombia	12.37	(31,499)	161.88	20,390
Equity price level restatement for tax purposes	(8.71)	22,188	112.16	14,128
Tax by income EEUU and Panamá	0.02	(54)	(0.65)	(82)
Colombia business combination effect	(4.43)	11,276	163.29	20,568
Change in Chile tax rate effect	-	-	40.84	5,144
Change in Colombian tax rate effect	(0.01)	20	(37.19)	(4,685)
Tax rate effects due to New York subsidiary (**)	(0.17)	433	(11.58)	(1,458)
Tax rate effects due to Colombian subsidiaries (**)	0.51	(1,299)	43.11	5,430
SBIF penalty	0.63	(1,616)	44.06	5,550
Other adjustments (*)	3.36	(8,563)	(18.16)	(2,287)
Effective rate and tax expense (profit)	30.57	(77,894)	523.26	65,910

(*) This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.

(**) These items reflect differences in tax rates of other jurisdictions, based on the Bank’s consolidated result.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	91

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 15 – Current Taxes and Deferred Taxes, continued

d)	Tax effects on Other Comprehensive Income

The table below reflects the deferred tax effects on other comprehensive income:

d.1) Tax effect recorded in other comprehensive income (loss) which may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2018	2017
	MCh$	MCh$
Available for sale investments	(2,073)	(3,333)
Net investment in foreign operations hedge	10,565	(14,211)
Cash flows hedge	(1,669)	44
Totals in other comprehensive income	6,823	(17,500)

d.2) Tax effect recorded in other comprehensive income (loss) which may not be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2018	2017
	MCh$	MCh$
Income taxes related to defined benefits obligations	(44)	(6)
Totals in other comprehensive income	(44)	(6)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	92

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 15 – Current Taxes and Deferred Taxes, continued

e)	Effect of deferred taxes

e.1) Totals deferred taxes

Detail of effects for deferred taxes presented in assets and liabilities is as follows:

	As of December 31, 2018			As of December 31, 2017
	Assets (*)	Liabilities (*)	Net	Assets (*)	Liabilities (*)	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	109,925	-	109,925	105,479	17,621	123,100
Accrued interest on past due portfolio	7,377	-	7,377	6,970	-	6,970
Unearned price differences	288	-	288	220	-	220
Personnel provisions	18,220	(155)	18,065	7,891	4,659	12,550
Miscellaneous provisions	51,033	-	51,033	29,803	4,225	34,028
Tax losses	62,685	-	62,685	25,753	46,166	71,919
Net tax value of amortizable assets	14,739	-	14,739	20,683	-	20,683
Depreciation of fixed assets	(42,581)	-	(42,581)	(34,169)	(11,687)	(45,856)
Lease division and others	19,261	-	19,261	25,392	4,175	29,567
Mark to market of financial instruments	(26,278)	138	(26,140)	(12,259)	(26,730)	(38,989)
Itaú-Corpbanca business combination	(61,521)	-	(61,521)	(18,139)	(50,158)	(68,297)
Others	1,451	(454)	997	3,485	295	3,780
Totals assets (liabilities) for deferred taxes	154,599	(471)	154,128	161,109	(11,434)	149,675

(*) Presentation of the deferred taxes is in accordance to the requirements established by IAS 12 “Income Tax” as instructed by the SBIF, this generates that assets and liabilities appear with opposite sign in the table.

e.2) Deferred taxes by geographic area:

	As of December 31, 2018				As of December 31, 2017
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	133,375	16,519	4,705	159,639	136,224	24,885	-	161,109
Deferred tax liabilities	-	-	(471)	(471)	(53)	-	(11,381)	(11,434)
Totals by geographic area, net	133,375	16,519	4,234	159,168	136,171	24,885	(11,381)	149,675

(*) Corresponds to the subsidiary located in New York.

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of December 31, 2018				As of December 31, 2017
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	101,258	155	8,512	109,925	93,864	11,615	17,621	123,100
Accrued interest on past due portfolio	7,377	-	-	7,377	6,970	-	-	6,970
Unearned price differences	288	-	-	288	220	-	-	220
Personnel provisions	13,871	139	4,055	18,065	7,829	282	4,439	12,550
Miscellaneous provisions	43,824	3,843	3,366	51,033	28,582	1,221	4,225	34,028
Tax losses	2,460	11,034	49,191	62,685	16,607	9,146	46,166	71,919
Net tax value of amortizable assets	14,739	-	-	14,739	20,683	-	-	20,683
Depreciation of fixed assets	(37,513)	-	(5,068)	(42,581)	(34,308)	-	(11,548)	(45,856)
Lease division and others	9,422	-	9,839	19,261	25,392	-	4,175	29,567
Mark to market of financial instruments	(6,091)	-	(20,049)	(26,140)	(12,259)	-	(26,730)	(38,989)
Itaú-Corpbanca business combination	(16,613)	-	(44,908)	(61,521)	(18,139)	-	(50,158)	(68,297)
Others	353	1,348	(704)	997	730	2,621	429	3,780
Totals assets (liabilities), net	133,375	16,519	4,234	154,128	136,171	24,885	(11,381)	149,675

(*) Corresponds to the subsidiary located in New York.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	93

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 15 – Current Taxes and Deferred Taxes, continued

f) Effects of the Circular N°3,478 of the SBIF and N°47 of Internal Tax Service

The information presented does not include the operations of entities that are consolidated in the Financial Statements or the leasing and factoring operations. The information presented only includes the operations of the Bank as tax payer, this as of December 31, 2018 and 2017.

Total assets are reported at its carrying amounts and taxable values, regardless of the fact that the transactions are not related to each other or that they do not correspond to what should be included under the past due loans header.

The following is the detail for transactions for the year ended December 31, 2018:

		Asset to tax value
A. Loans and accounts receivable from customers as of December 31, 2018	Carrying amount of Assets	Totals	Overdue portfolio with guarantee	Overdue portfolio without guarantee
	MCh$	MCh$	MCh$	MCh$
Commercial loans	10,327,862	10,355,185	64,144	35,441
Mortgage loans	3,852,950	3,852,950	14,727	38
Consumer loans	1,750,352	1,750,352	691	19,435
Totals	15,931,164	15,958,487	79,562	54,914

B. Allowances for overdue portfolio	Balances as of January 1, 2018	Writte-off against provisions	Constituted provisions	Released provisions	Balances as of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	36,923	16,414	58,496	43,564	35,441
Mortgage loans	117	1	12,920	12,998	38
Consumer loans	17,005	67,016	91,139	21,693	19,435
Totals	54,045	83,431	162,555	78,255	54,914

C. Direct charge-offs and recoveries	MCh$	D. Application of Art. 31 No.4 paragraphs 1 and 3			MCh$
Direct charge-offs Art. 31 No.4, paragraph 2	59,222	Charge-offs, paragraph 1			-
Cancelations that resulted in releasing provisions	-	Relief, paragraph 3			-
Recovery or renegation of charged-off loans	33,192

The following is the detail for transactions for the year ended December 31, 2017:

		Asset to tax value
A. Loans and accounts receivable from customers as of December 31, 2018	Carrying amount of Assets	Totals	Overdue portfolio with guarantee	Overdue portfolio without guarantee
	MCh$	MCh$	MCh$	MCh$
Commercial loans	12,761,939	12,787,754	59,398	36,923
Mortgage loans	3,870,618	3,870,618	14,451	117
Consumer loans	2,502,130	2,502,130	563	17,005
Totals	19,134,687	19,160,502	74,412	54,045

B. Allowances for overdue portfolio	Balances as of January 1, 2018	Writte-off against provisions	Constituted provisions	Released provisions	Balances as of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	29,698	(18,094)	59,019	(33,700)	36,923
Mortgage loans	142	—	432	(457)	117
Consumer loans	16,194	(48,296)	65,661	(16,554)	17,005
Totals	46,034	(66,390)	125,112	(50,711)	54,045

C. Direct charge-offs and recoveries	MCh$	D. Application of Art. 31 No.4 paragraphs 1 and 3			MCh$
Direct charge-offs Art. 31 No.4, paragraph 2	53,183	Charge-offs, paragraph 1			-
Cancelations that resulted in releasing provisions	-	Relief, paragraph 3			-
Recovery or renegation of charged-off loans	23,571

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	94

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 16 – Other Assets

a.	As of December 31, 2018 and 2017, composition of Other assets is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Assets for leasing (1)	33,991	25,741
Assets received or awarded in lieu of payment (2)	29,236	17,036
Assets received in lieu of payment	62,476	29,889
Provisions for assets received in lieu of payment or awarded	(36,244)	(19,613)
Assets awarded at judicial auction	3,004	6,760
Other assets	498,208	401,915
Deposits in guarantee	30,016	28,539
Accounts and notes receivable (3)	147,248	167,450
Rights on brokerage transactions	52,361	33,247
Repossesed assets from leasing transactions held for sale	5,368	9,733
Hedge accounting valuation adjustments	12,800	13,980
Rentals paid in advance (4)	5,698	7,960
Fixed assets held for sale (6)	30,742	-
Prepaid expenses (5)	19,674	13,501
Collateral for financial transactions (threshold)	155,641	88,520
Insurance brokerage fees receivable	360	690
Asset management fees receivable	1,496	986
Insurance companies claims receivable	6,537	4,236
Other assets	30,267	33,073
Totals	561,435	444,692

(1) Fixed assets acquired to be ceded under financial leases.

(2) Assets received in lieu of payment correspond to assets received as payment in connection with past due loans. According to local regulations, the total amount of these assets shall not exceed, under no circumstance, the 20% of the effective equity of the Bank. These assets currently represent 0.1% (0.8% as of December 31, 2017) of the Bank’s effective equity.

The assets awarded in a judicial auction correspond to assets that have been acquired in a judicial auction in order to recover loans previously granted to clients, through subsequent sale. These properties are assets available for sale. The assets acquired at a judicial auction are not subject to the previously mentioned limit. For most assets, the sale is expected to be completed within one year from the date on which the asset is received or acquired. Should such assets not be sold within a year, they must be written-off.

Provisions are also recorded resulting from the difference between the initial values of these assets compared to their realizable value, when the last is lower.

(3) This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection.

(4) Leases paid in advance to SMU S.A. in connection with ATM locations (see Note 32, letter b)

(5) Includes payments made in advance for different services that will be received (leases, insurance, and others).

(6) Correspond to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of the entity, during the meeting held on July 31, 2018.

b.	Movements on the provision for assets received in lieu of payment or awarded for the years ended December 31, 2018 and 2017, are as follows:

	2018	2017
	MCh$	MCh$
Balances as of January 1,	(19,613)	(14,543)
Provisions released	22	11,130
Provisions established	(16,132)	(14,472)
Exchange differences	(521)	(1,728)
Balances as of December 31,	(36,244)	(19,613)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	95

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 17 – Deposits and Other Demand Liabilities and Time Deposits

a.	As of December 31, 2018 and 2017, deposits and other demand liabilities are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Checking accounts	2,570,436	2,473,283
Other deposits and demand accounts	1,396,573	1,363,017
Advance payments received from customers	79,801	131,169
Other demand liabilities	253,665	174,198
Totals	4,300,475	4,141,667

b.	As of December 31, 2018 and 2017, the composition of deposits and other time deposits is as follow:

	As of December 31,
	2018	2017
	MCh$	MCh$
Time deposits	10,093,703	10,036,583
Time savings accounts	27,156	28,410
Other time liabilities	252	250
Totals	10,121,111	10,065,243

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	96

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 18 – Interbank Borrowings

a.	As of December 31, 2018 and 2017 interbank borrowings are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Loans obtained from local financial institutions
Banco de Chile	-	21,958
Banco BTG Pactual Chile	5,863	-
Subtotals	5,863	21,958
Loans obtained from foreign financial institutions
Sumitomo Mitsui Banking Corporation	242,883	145,156
Wells Fargo Bank, N.A.	209,615	157,029
Credicorp Capital SASAF	175,326	125,706
Bank of America, N.A.	153,546	248,514
IFC Corporación Financiera Internacional	145,817	187,507
Citibank N.A.	118,975	168,232
Scotia Fondos Sociedad Administradora de Fondos S.A.	108,979	62,205
Bank of Montreal	106,586	42,836
Corporación Andina de Fomento	104,273	30,724
BNP Paribas	91,072	39,480
Banco Crédito del Perú	90,022	31,031
Bancoldex S.A. (Colombia)	80,394	100,834
Commerzbank A.G.	75,032	89,274
BBVA Asset Management Continental S.A. (Peru)	73,481	39,791
Standard Chartered Bank	68,169	140,397
Bank of Nova Scotia	65,802	65,442
Banco Latinoamericano de Exportación	52,817	57,132
Interfondos S.A. Sociedad Administradora de Fondos	45,149	19,906
HSBC USA	43,214	15,362
Findeter S.A. Financiera del Desarrollo Territorial	38,364	49,528
Cobank C.B.	33,850	9,108
Mizuho Corporate Bank	31,763	39,480
Ing Bank NV	30,874	16,965
Apple Bank for Saving	18,147	12,290
Bancaribe Curacao Bank N.V.	12,694	13,831
Export Development Canada	11,199	30,724
Banco de Bogotá	8,560	4,118
China Construction Bank	5,155	14,133
Fondos SURA SAF S.A.C.	2,827	25,436
Shanghai Commercial & Savings Bank	2,244	6,145
The Export-IM Apple Bank for Saving	2,244	6,145
Bayern Landesbank	2,237	11,245
Banco República	1,805	15,119
Scotiabank Perú S.A	1,457	-
Corporación Financiera de Desarrollo S.A (Cofide)	-	10,407
Mercantil CA Banco Universal	-	17,395
Deg Deutsche Investitions	-	21,410
Kookmin Bank of New York	-	12,324
Otros bancos	67,288	91,811
Subtotals	2,321,860	2,174,172
Totals	2,327,723	2,196,130

b. Interbank borrowings by maturity are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Within 1 year	1,829,814	1,475,588
After 1 year but within 2 years	319,870	422,911
After 2 years but within 3 years	17,595	106,260
After 3 years but within 4 years	77,993	15,154
After 4 years but within 5 years	11,644	73,536
After 5 years	70,807	102,681
Totals	2,327,723	2,196,130

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	97

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 19 – Debt Instruments Issued and Other Financial Liabilities

As of December 31, 2018 and 2017, composition of debt instruments issued and other financial liabilities is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	53,463	67,938
Senior bonds	4,882,341	4,840,918
Subordinated bonds	1,074,320	1,041,182
Subtotals	6,010,124	5,950,038
Other financial liabilities
Liabilities to the public sector	10	-
Borrowings from local financial institutions	12,390	16,255
Foreign borrowings	-	811
Subtotals	12,400	17,066
Totals	6,022,524	5,967,104

Debts classified as short term are those that constitute demand obligations or will expire within a year. All other debts are classified as long-term. Detail is as follows:

	As of December 31, 2018
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	10,434	43,029	53,463
Senior bonds	661,715	4,220,626	4,882,341
Subordinated bonds	22,209	1,052,111	1,074,320
Debt instruments issued	694,358	5,315,766	6,010,124
Other financial liabilities	12,400	-	12,400

	As of December 31, 2017
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	12,260	55,678	67,938
Senior bonds	662,605	4,178,313	4,840,918
Subordinated bonds	-	1,041,182	1,041,182
Debt instruments issued	674,865	5,275,173	5,950,038
Other financial liabilities	17,066	-	17,066

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	98

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 19 – Debt Instruments Issued and Other Financial Liabilities, continued

The following tables provide with additional information, including maturities, for each type of debt issued as of December 31, 2018 and 2017.

a.	Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Within 1 year	10,434	12,260
After 1 year but within 2 years	7,612	9,965
After 2 years but within 3 years	7,092	8,114
After 3 years but within 4 years	6,516	7,554
After 4 years but within 5 years	5,908	6,952
After 5 years	15,901	23,093
Totals	53,463	67,938

b.	Senior bonds

Details for senior bonds, by currency, are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Bonds in UF	3,568,532	3,258,201
Bonds in CLP	416,116	373,135
Bonds in USD	529,363	923,718
Bonds in COP	368,330	285,864
Totals	4,882,341	4,840,918
Detail of maturities for senior bonds is as follows:
	As of December 31,
	2018	2017
	MCh$	MCh$
Within 1 year	661,715	662,605
After 1 year but within 2 years	637,595	516,061
After 2 years but within 3 years	216,695	653,601
After 3 years but within 4 years	446,323	199,908
After 4 years but within 5 years	276,047	312,597
After 5 years	2,643,966	2,496,146
Totals	4,882,341	4,840,918

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	99

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 19 – Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the year ended December 31, 2018:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAQ0710	UF	2,000,000	10 years y 4 months	3% annual	02/06/2018	07/01/2028
BCORAR0710	UF	2,450,000	11 years y 4 months	3% annual	02/21/2018	07/01/2029
BCORAR0710	UF	5,000,000	11 years y 4 months	3% annual	03/14/2018	07/01/2029
BCORAN0710	UF	2,000,000	7 years y 5 months	3% annual	06/05/2018	07/01/2025
Totals		11,450,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBY0914	CLP	70,000,000,000	4 years y 5 months	5% annual	04/13/2018	09/01/2022
Totals		70,000,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE B30	COP	55,470,000,000	3 years y 6 months	1,20% annual	11/22/2018	05/10/2021
SUBSERIE C48	COP	258,706,000,000	4 years	2,91% annual	11/22/2018	11/01/2022
Totals		314,176,000,000
Senior bonds issued during the year ended December 31, 2017:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAO0710	UF	2,900,000	9 years y 6 months	3% annual	01/03/2017	07/01/2026
BCORAP0710	UF	5,000,000	10 years y 6 months	3% annual	01/05/2017	07/01/2027
BCORAP0710	UF	5,000,000	10 years y 6 months	3% annual	01/10/2017	07/01/2027
BCORAQ0710	UF	3,000,000	11 years y 6 months	3% annual	01/16/2017	07/01/2028
BCORAQ0710	UF	4,000,000	11 years y 6 months	3% annual	01/20/2017	07/01/2028
BCORAQ0710	UF	3,000,000	11 years y 6 months	3% annual	01/25/2017	07/01/2028
BCORAP0710	UF	3,000,000	10 years y 5 months	3% annual	02/10/2017	07/01/2027
BCORAO0710	UF	100,000	9 years y 5 months	3% annual	02/16/2017	07/01/2026
BCORAK0710	UF	6,000,000	5 years y 3 months	3% annual	04/04/2017	07/01/2022
BCORAJ0710	UF	1,000,000	3 years y 9 months	3% annual	08/25/2017	07/01/2021
Totals		33,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBY0914	CLP	30,000,000,000	5 years	5% annual	09/25/2017	09/01/2022
BCORBZ0914	CLP	100,000,000,000	6 years	5% annual	10/17/2017	09/01/2023
Totals		130,000,000,000

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	100

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 19 – Debt Instruments Issued and Other Financial Liabilities, continued

c.	Subordinated bonds

Details of subordinated bonds, by currency, are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Bonds in UF	95.599	95.485
Bonds in $	781.925	766.086
Bonds in COP	196.796	179.611
Totals	1.074.320	1.041.182

Detail of maturities for subordinated bonds is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Within 1 year	22,209	-
After 1 year but within 2 years	-	21,500
After 2 years but within 3 years	-	-
After 3 years but within 4 years	18,604	-
After 4 years but within 5 years	22,484	22,303
After 5 years	1,011,023	997,379
Totals	1,074,320	1,041,182

For the years ended December 31, 2018 and 2017 no issuance of subordinated bonds took place.

d.	Other financial obligations

	As of December 31,
	2018	2017
	MCh$	MCh$
Within 1 year	-	811
After 1 year but within 2 years	-	-
After 2 years but within 3 years	-	-
After 3 years but within 4 years	-	-
After 4 years but within 5 years	-	-
After 5 years	-	-
Totals financial liabilities	-	811
Short-term financial liabilities
Amounts due to credit card transactions	12,390	16,255
Others	10	-
Totals other financial liabilities	12,400	17,066

As of December 31, 2018 and 2017, the Bank has not incurred in any default in payments of principal, interest or others in regards to debt instruments issued.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	101

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 20 - Provisions

As of December 31, 2018 and 2017, the Bank has registered the following movements in its provisions:

a.	Other provisions

Provisions disclosed in liabilities as of December 31, 2018 and 2017 present the following detail:

	As of December 31,
	2018	2017
	MCh$	MCh$
Provisions for personnel salaries and expenses	99,945	90,559
Provisions for mandatory dividends	51,614	17,234
Provisions for contingent loans risk (*)	55,290	64,941
Provisions for contingencies (**) (***)	24,238	10,096
Provisions for country risk	6,083	6,860
Totals	237,170	189,690

(*) See Note 22, letter b

(**) As of December 31, 2017, the amount includes a release of MCh$21,765, according to a decision of the Supreme Court dated May 9, 2017, which void all the fines paid to the SBIF, which were recorded, according to the instructions of that Superintendency, in the results of the Corpbanca for the year ended December 31, 2015. For additional information see Note 22.

(***) As of December 31, 2018 it includes additional provisions for MCh$6,742.

b.	Provisions for contingent loans

Provisions established as of December 31, 2018 and 2017 for contingent loans are detailed as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Co-signers and guarantors	3,139	2,749
Documentary letters of credit	294	303
Confirmed foreign letters of credit	-	31
Performance and bid bonds	9,231	7,867
Unrestricted lines of credit	9,767	11,831
Other contingent loans	32,859	42,160
Total provisions for contingent loans	55,290	64,941

c.	The following table details the movements in provisions during 2018 and 2017:

	Provisions for
	Employee benefits and compensation	Minimum dividends	Contingent loan risk	Country risk and contingencies	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	90,559	17,234	64,941	16,956	189,690
Provisions used	(27,026)	(17,234)	(24,282)	-	(68,542)
Provisions established	53,156	51,614	45,209	15,735	165,714
Provisions released	(25,561)	-	(32,936)	(2,124)	(60,621)
Other movements	8,817	-	2,358	(246)	10,929
Balances as of December 31, 2018	99,945	51,614	55,290	30,321	237,170

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 20 – Provisions, continued

	Provisions for
	Employee benefits and compensation	Minimum dividends	Contingent loan risk	Country risk and contingencies	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	89,295	1,029	35,553	38,338	164,215
Provisions used	(23,815)	-	-	-	(23,815)
Provisions established	91,722	17,234	44,244	5,811	159,011
Provisions released	(62,231)	(1,029)	(13,272)	(26,982)	(103,514)
Exchange differences	(4,412)	-	(1,584)	(211)	(6,207)
Balances as of December 31, 2017	90,559	17,234	64,941	16,956	189,690

d.	Provisions for payroll and employee benefits

		As of December 31,
		2018	2017
		MCh$	MCh$
Provision for long-term termination benefits	(e.1)	8,298	7,914
Provision for pension plan	(e.2)	30,908	31,761
Provision for retroactive unemployment plan	(e.3)	373	371
Provision for retirements bonus plan	(e.4)	542	476
Provision for other employee benefits	(*)	46,249	36,811
Vacation accrual	(*)	13,575	13,226
Totals		99,945	90,559

(*) Short-term benefits

e.	The main aspects of the Bank’s long term employee benefits are detailed below:

e.1) Other long-term employee benefits

Description: Annual payment during the month in which the employee completes a given number of years of service (in five-year intervals from 5 to 50) Colombia.

Financing: The projected unit credit method was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity’s financial conditions.

The economic assumptions are summarized as follow:

	As of December 31,
	2018	2017
	%	%
Assumptions
Discount rate	6.25	7.25
Expected rate of salary increases	5.70	6.50

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 20 – Provisions, continued

The movements of the present value of the obligation for this type of benefit and the amounts recognized in the Consolidated Statements of Income are determined using the projected credit unit method and it consist of the following:

	2018	2017
	MCh$	MCh$
Balances as of January 1,	7,914	7,950
Net cost of benefits (*)	1,397	1,487
Payments	(973)	(856)
Provisions recorded	(350)	(51)
Exchange differences	310	(616)
Balances as of December 31,	8,298	7,914
(*) Detail of net cost of benefit is as follow:
	As of December 31,
	2018	2017
	MCh$	MCh$
Current cost of benefits	836	866
Interest expense on obligation	561	621
Totals	1,397	1,487

e.2) Pension plan

Description: Old-age pension or Survivors in accordance with the Social Security Law in Colombia and benefits acquired with the Entity.

Financing: The projected unit credit method is using for the determination of present value of the obligation by benefit and the associated cost to that. Using this method the obligation by benefit is the present value of current benefits for past services, but calculating the plan benefit based on the salary projected to the date on which it is assumed that the participant receives the benefit. The plan has no policy (without refund) or associated assets, being a structured financing according to the financial conditions of the entity.

The summary of the economic assumptions is as follow:

	As of December 31,
	2018	2017
	%	%
Assumptions
Discount rate	6.75	7.25
Expected rate of salary increases	3.20	4.00
Inflation rate	3.20	4.00
The detail of Pension plan balances movements is as follow:

	2018	2017
	MCh$	MCh$
Balances as of January 1,	31,761	34,768
Interest expense on obligation	2,359	2,742
Payments	(3,802)	(3,581)
Actuarial (gains) losses	(698)	223
Exchange differences	1,288	(2,391)
Balances as of December 31,	30,908	31,761

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 20 – Provisions, continued

e.3) Retroactive unemployment plan

Description: Retroactive unemployment plan prior to Law 50 from 1990 in Colombia.

Financing: The projected “unit credit method” was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity’s financial conditions.

The economic assumptions are summarized as follow:

	As of December 31,
	2018	2017
	%	%
Assumptions
Discount rate	5.75	7.25
Expected rate of salary increases	5.70	6.50
Inflation rate	3.20	4.00

The details of movements for this benefits during years ended December 31, 2018 and 2017 are as follow:

	2018	2017
	MCh$	MCh$
Balances as of January 1,	371	472
Current services costs	108	13
Interest expense on obligations	24	36
Actuarial gains	(32)	(19)
Payments of benefits	(115)	(93)
Exchange differences	17	(38)
Balances as of December 31,	373	371

e.4) Retirement Bonus Plan

Description: Fixed payment upon retirement

Financing: The projected unit credit method is used to determine the present value of the benefit obligation and the corresponding cost. Under this method, the benefit obligation is the present value of the current benefits for past service but calculating the plan benefit based on the projected salary as of the date in which it is assumed that the participant will receive the benefit.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 20 – Provisions, continued

The economic assumptions are summarized as follow:

	As of December 31,
	2018	2017
	%	%
Assumptions
Discount rate	6.75	7.50
Expected rate of benefit increase	5.20	6.00
Inflation rate	3.20	4.00

The amounts recognized for this benefit are as follow:

		As of December 31,
		2018	2017
		MCh$	MCh$
Balances as of January 1,		476	439
Current services costs		39	34
Interest expense on obligations		37	36
Actuarial gains (losses)		(24)	4
Payments of benefits		(5)	(3)
Exchange differences		19	(34)
Balances as of December 31,		542	476
The effect on Other Comprehensive Income is summarized as follow:
		As of December 31,
		2018	2017
		MCh$	MCh$
Pension plan	(e.2)	(698)	223
Retroactive unemployment plan	(e.3)	(32)	(19)
Retirement bonus plan	(e.4)	(24)	4
Total recognition of obligations for defined benefits		(754)	208

Future payments

●

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors: The experience of the plans differs from those anticipated by the selected economic and demographic hypotheses.

●	Changes in economic and demographic assumptions.
●

Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan).

●	Changes in the characteristics of the applicable plan or law, and with respect thereto, there are no significant events affecting the results presented since the last assessment.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	106

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 20 – Provisions, continued

The following is a detail for future payments for the years 2018 and 2017:

2018	Long-term termination benefits	Pension Plan	Retroactive unemployment plan	Retirement bonus plan
	MCh$	MCh$	MCh$	MCh$
Year 2019	783	2,995	66	40
Year 2020	842	2,858	38	22
Year 2021	1,003	2,682	20	26
Year 2022	1,147	2,527	70	40
Year 2023	1,160	2,457	102	43
Year 2024 - 2028	4,749	11,751	94	203

2017	Long-term termination benefits	Pension Plan	Retroactive unemployment plan	Retirement bonus plan
	MCh$	MCh$	MCh$	MCh$
Year 2018	944	2,996	55	36
Year 2019	752	2,922	32	12
Year 2020	868	2,757	38	21
Year 2021	1,038	2,586	22	26
Year 2022	1,177	2,434	68	42
Year 2023 - 2032	5,384	11,512	177	246

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	107

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 21 - Other Liabilities

As of December 31, 2018 and 2017, composition of this item is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Accounts and notes payable (1) (2)	317,703	348,036
Dividends payable	270	703
Unearned income (3)	9,089	7,850
Hedge accounting valuation adjustments	2,102	3,091
Payables on brokerage transactions	75,872	21,933
Collateral for financial transactions (threshold)	91,223	79,589
Other liabilities	25,533	2,230
Totals	521,792	463,432

(1)

Obligations other than those directly related to the business operations, such as payable withholding taxes, payable social security contributions, balances due on purchases of materials, balances due on obligations under lease agreements for the acquisition of fixed assets, accounts payable for expenses, and others.

(2)	It includes MCh$5,985 correspondent to a penalty fee payable to the SBIF. For additional information see Note 38 “Subsequent events”.
(3)	It corresponds to commissions associated with financial advisory and insurance brokerage businesses that must be deferred in accordance to applicable regulations.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	108

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 22 – Contingencies, Commitments, and Responsibilities

a)	Lawsuits and Legal Proceedings

As of the date of issuance of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the above, provisions for MCh$956 and MCh$1,191 as of December 31, 2018 and December 31, 2017, respectively have been recorded in the Consolidated Financial Statements.

Lawsuit of Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the Arbitration), against Itaú Corpbanca, CorpGroup Holding Inversiones Lade e Itaú Corpbanca Colombia, the latter as nominal defendant, alleging certain breaches of the shareholders’ agreement of Itaú Corpbanca Colombia as amended and restated of HB Acquisition S.A.S. on July 31, 2013 (“SHA”).

In its lawsuit, Helm LLC seeks, among other things, compensation that would correspond to the value it estimates and claims in exchange for its shares in Itaú Corpbanca Colombia, plus interest. On February 14, 2017 the defendants answered to the complaint of Helm LLC, rejecting their claims in full. Moreover, Itaú Corpbanca and CorpGroup Holding Inversiones Ltda. filed a counterclaim against Helm LLC for breach of the SHA, according to which they request the court, among other things, to declare the termination of the aforementioned SHA.

On April 19, 2017, Helm LLC answered such counterclaim. The arbitration procedure has continued in accordance with the judicial proceedings and the evidentiary period is expected to take place in July 2018. Itaú Corpbanca estimates that the claim of Helm LLC has no merit and will proceed to defend its rights under the SHA and the applicable legislation.

Other lawsuits

Other legal actions have been filed against the Bank and its subsidiaries involving its transactions carried out in the ordinary course of business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$26,995 as of December 31, 2018 and MCh$36,309 as of December 31, 2017. However, in Management’s opinion based on reports from the Legal Division as of December 31, 2018, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Consolidated Financial.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amount, in the aggregate, to MCh$32,375 as of December 31, 2018 (MCh$13,748 as of December, 2018). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$152 as of December 31, 2018 (MCh$977 as of December 31, 2017).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	109

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 22 – Contingencies, Commitments, and Responsibilities, continued

There are labor processes of which amounted to MCh$2,527, for which the Bank has recorded a provision of MCh$1,057 as of December 31, 2018. (MCh$865 as of December 31, 2017)

Recovery of fine for exceeding credit margins

Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined Corpbanca MCh$21,765 for violations of credit margins established in articles 84-1 and 85 of the Chilean General Banking Law (“GBL”) related to Chapter 12-3 of the SBIF’s Updated Standards. On January 18, 2016, Corpbanca filed an appeal with the Santiago Court of Appeals to challenge the fine in accordance with the GBL. On August 31, 2016, the Court of Appeals ruled in favor of Corpbanca and rendered all fines null and void. Five business days thereafter, the SBIF filed an appeal complaining against the appellate court ministers, which was heard by the Supreme Court under Case No. 62,128-2016.

On May 9, 2017, the Supreme Court dismissed such appeal filed by the SBIF disagreeing with the aforementioned final ruling issued by the Santiago Court of Appeals. Therefore, the appeal filed by the Bank to render the SBIF fines null and void was accepted, consequently declaring the fines unlawful.

As previously reported, the aforementioned fines were recognized as an expense in the result of the 2015 fiscal year. Pursuant to this decision of the Supreme Court, the reverse of such expense and the other corresponding financial effects (See Note 20) was recorded in due course.

SBIF Resolution

Through a resolution dated June 30, 2017, sent to Itaú Corpbanca (the “Bank”) on July 17, 2017, the Chilean Superintendency of Banks and Financial Institutions (“SBIF”) resolved, among other matters, the continuation of the administrative proceeding against the Bank for alleged violations of individual credit limits in granting certain loans to Norte Grande S.A., Potasios de Chile S.A. and Sociedad de Inversiones Pampa Calichera S.A., the same transactions which were the basis for the fines rendered null and void by the Santiago Court of Appeals on August 31, 2016.

On July 19, 2017, the Bank filed a motion against that resolution for considering it against the law, among other reasons, because there is no administrative proceeding in existence to be continued by the SBIF against the Bank, as resolved by the Santiago Court of Appeals and by Chilean Supreme Court, which dismissed the complaint filed by the SBIF against that resolution. In accordance with a resolution dated July 24, 2017, the SBIF dismissed the aforementioned motion, claiming that the proceeding is in the investigation stage and that the Bank is not formally a party to any administrative proceedings.

On October 23, 2017, the Bank received a communication from the SBIF, filing charges against Itaú Corpbanca for the same operations mentioned above. The Bank has the conviction that this administrative procedure is not in accordance with the applicable law and the Bank will exercise the defenses granted by the law to that extent. On November 22, 2017, the Bank filed its response with the SBIF. Subsequently, on December 27, 2018 through communication the SBIF report the conclusion of the investigation phase of the referred sanctioning administrative procedure. For details see Note 38 “Subsequent events”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	110

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 22 – Contingencies, Commitments, and Responsibilities, continued

Transaction Agreement

On January 29, 2014, Inversiones Corp Group Limitada, Inversiones Saga Limitada (CorpGroup), Itaú-Unibanco Holding S.A., Corpbanca and Bank Itaú, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú, which was be renamed “Itaú Corpbanca” and took place on April 1, 2016.

Additionally, the Transaction Agreement also included the postponement of the date for Itaú Corpbanca to purchase the shares that CorpGroup holds in Corpbanca Colombia. The purchase of those shares of Banco Corpbanca Colombia held by CorpGroup (currently representing 12.36% of shares outstanding), which was previously agreed to be carried out no later than January 29, 2017, was postponed until January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares has not changed and will be US$3.5367 per share plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Banco Corpbanca Colombia to CorpGroup since the date of the Transaction Agreement.

According to article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions in Chile (SBIF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in article 78 of said legal corp. Additionally, in the case of banks incorporated in Colombia, an eventual acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Financial Superintendency of Colombia (SFC).

Consequently, the aforementioned transaction must be confirmed only by the occurrence of one or more future and uncertain events that are not entirely under the control of the Bank.

b) Contingent loans and provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses:

	Contingent loans		Provisions
	As of December 31,		As of December 31,
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Collateral and guarantees	411,023	262,924	3,139	2,749
Confirmed foreign letters of credit	-	3,824	-	31
Letters of credit issued	95,476	88,940	294	303
Documented guarantees	1,286,805	1,286,807	9,231	7,867
Available on demand credit lines	2,143,333	2,349,626	9,767	11,831
Other credit commitments	1,447,277	1,299,494	32,859	42,160
Totals	5,383,914	5,291,615	55,290	64,941

  (*) See Note 20, letter b.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	111

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 22 – Contingencies, Commitments, and Responsibilities, continued

c)	Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of December 31,
	2018	2017
	MCh$	MCh$
Third party operations
Collections	17,030	26,143
Transferred financial assets managed by the Bank	1,101,327	997,530
Third party funds under management	2,306,154	2,215,038
Subtotals	3,424,511	3,238,711
Custody of securities
Securities held in custody	5,896,162	8,675,906
Securities held in custody deposited in other entities	315,347	549,848
Securities issued by the Bank held in custody	148,193	163,713
Subtotals	6,359,702	9,389,467
Commitments
Others	-	-
Subtotals	-	-
Totals	9,784,213	12,628,178

d) Guarantees, Contingencies and other

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex- Superintendency of Securities and Insurance or “SVS”), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following (civil liability and guarantee) insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04-15-2018	04-14-2019	60,000 and 500	Itaú Corredores de Seguros S.A.

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions. The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Chile	04-22-2018	04-22-2019	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A	04-22-2018	04-22-2019	4,000	Bolsa de Comercio de Santiago

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	112

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 22 – Contingencies, Commitments, and Responsibilities, continued

In addition, the company has taken out a comprehensive insurance policy to comply with Law No. 52 of the Chilean Electronic Stock Exchange. Amounts recorded with respect to the comprehensive insurance policy are as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A	04-30-2018	06-21-2019	5,000 and 10,000	Bolsa Electrónica de Chile

The company pledged its shares of the Santiago Stock Exchange in favor of said company, to secure the fulfillment of the Obligations related to the transactions carried out with other brokers. This amounts to MCh$12,630 as of December 31, 2018.

As of December 31, 2018, this subsidiary is under guarantee with Bolsa de Comercio de Santiago, Bolsa de Valores in cash and financial assets ceded to guarantee transactions in Cámara de Compensación y Liquidación de Valores for MCh$5,042 (MCh$4,101 as of December 31, 2017).

The Company granted a bank guarantee certificate, as a representative of the beneficiaries the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172 to secure its obligations as Portfolio Manager. The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Chile	06-21-2018	06-21-2019	10,000	Itaú Chile

Itaú Administradora General de Fondos S.A.

On August 14, 2017, Corpbanca Administradora General de Fondos S.A. replaced the documented guarantee in Banco Santander Chile, in the amount of MCh$14, equivalent to UF500, originally issued on June 6, 2017, in favor of the Production Development Corporation to ensure CORFO’s faithful and timely compliance with the obligations of the Portfolio Management contract, its Committees and Funds, and the payment of labor and social obligations with the contracting party’s employees, its expiration date is August 30, 2021.

On June 2, 2017, Corpbanca Administradora General de Fondos S.A. took a documented guarantee at Banco Santander Chile, in the amount of UF15,000 equivalent to MCh$413 in favor of the Production Development Corporation to ensure CORFO the faithful fulfillment of CORFO’s portfolio management contract, its Committees and Funds, and the payment of labor and social obligations with the workers of the contracting party. Its expiration date is August 31, 2021.

On April 30, 2018, Itaú Administradora General de Fondos S.A. contract the policy called Bankers Blanket Bond with Orión Seguros Generales.

On April 30, 2018, Itaú Administradora General de Fondos S.A. contracted the Global Banking Policy (Bankers Blanket Bond) with Orión Seguros Generales Company, in order to foresee possible situations of official infidelity, its maturity date is May 31, 2019. The insured amount of the policy amounts to US$5,000,000 for each individual loss event and US$10,000,000 for the aggregate.

During the year ended December 31, 2018, the Company has contracted Documented Guarantees in Itaú Corpbanca, for the funds it manages in order to guarantee the faithful fulfillment of the obligations of the Asset Manager, in connection with the management of the funds of third parties and required compensation in case of failure to comply with the provisions established by articles No12 and No13 of Law No20,712, for UF773,051 as of December 31, 2018.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	113

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 23 – Equity

a.	Movements in equity accounts and reserves (attributable to the equity holders of the Bank)

As of December 31, 2018 and 2017, the paid capital of the Banks is represented by ordinary shares subscribed and paid, with no par value as presented below:

	Number of common shares
	As of December 31,
	2018	2017
Issued as of January 1,	512,406,760,091	512,406,760,091
Issuance of paid shares	-	-
Issuance of shares pending payment	-	-
Repurchase of own shares	-	-
Sale of own shares	-	-
Totals	512,406,760,091	512,406,760,091

●	Subscribed and paid shares

As of December 31, 2018 and 2017, the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

●	Purchase and sale of own shares

During the years ended December 31, 2018 and 2017, there were no transactions to buy and sell own shares.

List of major shareholders

The shareholders list as of December 31, 2018 and 2017, is as follows:

	Shares
Company name or shareholder name	As of December 31, 2018		As of December 31, 2017
	Number of shares	Ownership %	Number of shares	Ownership %
Itaú Unibanco	195,408,043,473	38.14%	184,756,488,453	36.06%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SPA	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	7,000,000,000	1.37%	-	-
Saga III SpA (1)	3,651,555,020	0.71%	-	-

Saieh Family	146,394,540,608	28.57%	157,046,095,628	30.65%
Corp Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA (2)	10,266,690,535	2.00%	20,918,245,555	4.08%

International Finance Corporation	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	153,586,266,299	29.98%	153,586,266,299	29.97%
Stock brokers	55,932,422,813	10.92%	53,400,666,996	10.42%
ADR holders and foreign investors	45,346,382,413	8.85%	50,064,467,904	9.77%
Asset management companies	16,295,855,416	3.18%	16,892,054,779	3.30%
Santo Domingo Group	9,817,092,180	1.92%	9,817,092,180	1.92%
Insurance companies	6,615,874,441	1.29%	5,212,338,243	1.02%
Pension funds management companies	4,611,976,714	0.90%	944,399,401	0.18%
Other minority shareholders	14,966,662,322	2.92%	17,255,246,796	3.36%

Totals	512,406,760,091	100%	512,406,760,091	100%
(1)	Shares in custody of a third party.
(2)	Includes 640,844,096 shares in custody of a third party.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 23 – Equity, continued

b. Dividends

At the Ordinary Meeting of the Shareholders of Banco Itaú Corpbanca held on March 27, 2018, the shareholders agreed to distribute profits for MCh$22,979 representing 40% of the profits for 2017 and at an Ordinary Meeting of the Shareholders of Banco Itaú Corpbanca held on March 27, 2017, the shareholders agreed to distribute profits for MCh$618, representing 30% of the 2016 profits.

Excercise	Income attributable to equity holders of the Bank	Allocated to reserves and retained earnings	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%	N°	$
Year 2017 (Shareholders’ Meeting March 2018)	57,447	34,468	22,979	40%	512,406,760,091	0.04485
Year 2016 (Shareholders’ Meeting March 2017)	2,059	1,441	618	30%	512,406,760,091	0.00121

As of December 31, 2018 and 2017 and for the year ended December 31, 2018 and 2017, the basic earnings and diluted earnings are as follows:

	As of December 31, 2018		As of December 31, 2017
Basic earnings and diluted earnings	Number of shares	Amount	Number of shares	Amount
	Millons	MCh$	Millons	MCh$
Basic earnings per share
Net income for the period		172,047		57,447
Weighted average number of outstanding shares	512,407	-	512,407	-
Assumed convertible debt conversion	-	-	-	-
Adjusted number of outstanding shares	512,407	-	512,407	-
Basic earnings per share (Chilean pesos)		0.336		0.112
Diluted earnings per share
Net income for the period		172,047		57,447
Weighted average number of outstanding shares	512,407		512,407
Dilutive effects
Assumed convertible debt conversion	-	-	-	-
Conversion of common shares	-	-	-	-
Options rights	-	-	-	-
Adjusted number of shares	512,407		512,407
Diluted earnings per share (Chilean pesos)		0.336		0.112

During the years ended December 31, 2018 and 2017, there were no dilutive effects.

c. Valuation accounts

Available for sale investments: It includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or there is a significant or prolonged decline in value.

Net investment in foreign operations hedge: Corresponds to adjustments for hedges of net investments in foreign operations.

Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Itaú Corpbanca (Chilean peso).

Defined benefits obligations: This includes the effects of complying with IAS 19 “Employees Benefit”.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 23 – Equity, continued

The following are the equity effects and income taxes for years ended December 31, 2018 and 2017:

As of December 31, 2018	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2018	16,592	(5,730)	64,741	(57,485)	(2,736)	15,382
Effects for the year	(255)	11,289	(35,338)	38,366	(500)	13,562
Balances as of December 31, 2018	16,337	5,559	29,403	(19,119)	(3,236)	28,944

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2018	(4,937)	1,389	(17,287)	-	718	(20,117)
Effects for the year	(1,438)	(1,669)	9,541	-	(29)	6,405
Balances as of December 31, 2018	(6,375)	(280)	(7,746)	-	689	(13,712)

Net balances as of December 31, 2018	9,962	5,279	21,657	(19,119)	(2,547)	15,232

As of December 31, 2017	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2018	10,372	(5,603)	14,917	2,380	(2,598)	19,468
Effects for the year	6,220	(127)	49,824	(59,865)	(138)	(4,086)
Balances as of December 31, 2018	16,592	(5,730)	64,741	(57,485)	(2,736)	15,382

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2018	(2,764)	1,345	(3,219)	-	722	(3,916)
Effects for the year	(2,173)	44	(14,068)	-	(4)	(16,201)
Balances as of December 31, 2018	(4,937)	1,389	(17,287)	-	718	(20,117)

Net balances as of December 31, 2018	11,655	(4,341)	47,454	(57,485)	(2,018)	(4,735)

d. Reserves

This item corresponds to “Other non-earnings reserves” corresponding to the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca for MCh$839,120 as of December 31, 2018 and 2017, and reserves from Banco Itaú Chile before the business combination for MCh$451,011 as of December 31, 2018 and 2017.

e. Retained earnings from prior years

Corresponds to profits for the years ended December 31, 2018 and 2017 not distributed to shareholders for a total of MCh$35,909 as of December 31, 2018 and MCh$1,441 as of December 31, 2017.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 23 – Equity, continued

f.	Non-controlling interest

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below:

As of and for the year ended December 31, 2018

				Other comprehensive income (loss)
Subsidiary	Non-controlling interest	Equity	Net income	Defined benefits obligations	Available for sale investments	Exchange differences	Net investment in foreign operations hedges in Colombia	Cash flows hedges	Deferred taxes	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Itaú Corredor de Seguro Colombia S.A.	20.000%	409	15	-	-	-	-	-	-	-	15
Itaú Corpbanca Colombia S.A. y filiales	33.721%	222,672	4,776	(841)	10,244	(1,195)	-	(254)	374	8,328	13,104
Itaú Corredores de Seguros S.A. (Ex -Corpbanca Corredores de Seguros S.A.) (*)	0.000%	-	8	-	-	-	-	-	-	-	8
Itaú Administradora General de Fondos S.A. (**)	0.600%	-	-	-	-	-	-	-	-	-	-
Itaú Corpbanca Corredores de Bolsa Limitada (***)	0.000%	-	-	-	-	-	-	-	-	-	-
Totals		223,081	4,799	(841)	10,244	(1,195)	-	(254)	374	8,328	13,127

(*) On April 1, 2018, the merger of Corpbanca Corredores de Seguro S.A. and Itaú Chile Corredora de Seguros Limitada through the absorption of this last entity in the first took place, being its new name Itaú Corredores de Seguros S.A. On September 10, 2018, Itaú Corpbanca acquired 127,901 shares from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

(**) On December 10, 2018, Itaú Corpbanca acquired 1 share from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

(***) On July 4, 2018, Itaú Asesorías Financieras S.A. acquired 2 shares from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

As of and for the year ended December 31, 2017

				Other comprehensive income (loss)
Subsidiary	Non-controlling interest	Equity	Net income	Defined benefits obligations	Available for sale investments	Exchange differences	Net investment in foreign operations hedges in Colombia	Cash flows hedges	Deferred taxes	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Itaú Corredor de Seguro Colombia S.A.	20.000%	380	(5)	-	-	-	-	-	-	-	(5)
Itaú Corpbanca Colombia S.A. y filiales	33.721%	209,557	(4,138)	3,746	(18,437)	(627)	-	(70)	(1,305)	(16,693)	(20,831)
Itaú Corredores de Seguros S.A. (Ex -Corpbanca Corredores de Seguros S.A.)	0.029%	12	10	-	-	-	-	-	-	-	10
Itaú Administradora General de Fondos S.A.	0.600%	1	-	-	-	-	-	-	-	-	-
Itaú Corpbanca Corredores de Bolsa Limitada	0.000%	4	-	-	-	-	-	-	-	-	-
Totals		209,954	(4,133)	3,746	(18,437)	(627)	-	(70)	(1,305)	(16,693)	(20,826)

The following table shows the non-controlling interest movements for the years ended December 31, 2018 and 2017:

	2018	2017
	MCh$	MCh$
Balances as of January 1,	209,954	230,780
Comprehensive income (loss) for the year	13,127	(20,826)
Balances as of December 31,	223,081	209,954

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	117

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 23 – Equity, continued

Itaú Corpbanca’s main subsidiary with non-controlling interest is as follows:

Entity name	Country	Ownership percentage	Non-controlling interest	Main business
Itaú Corpbanca Colombia S.A. and subsidiaries	Colombia	66.28%	33.72%	Banking

Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows:

	As of December 31,
Statements of Financial Position summary	2018	2017
	MCh$	MM$
Current assets	4,679,588	4,562,751
Current liabilities	(3,523,186)	(3,939,178)
Net current assets (liabilities)	1,156,402	623,573

Non-current assets	1,664,700	1,690,890
Non-current liabilities	(2,160,781)	(1,692,197)
Net non-current assets (liabilities)	(496,081)	(1,307)

Total net assets (liabilities)	660,321	622,266

Accumulated non-controlling interest	222,672	209,557

	For the years ended December 31,
Statements of Income summary	2018	2017
	MCh$	MCh$
Interest income	530,827	562,639
Income (loss) for the period	14,163	(12,272)
Non-controlling interest income (loss)	4,776	(4,138)

	For the years ended December 31,
Statements of Cash Flows summary	2018	2017
	MCh$	MCh$
Net cash flows provided by (used in) operating activities	232,480	16,822
Net cash flows provided by (used in) investing activities	(145,665)	(158,402)
Net cash flows provided by (used in) financing activities	(24,122)	35,937
Net increase (decrease) in cash flows	62,693	(105,643)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	118

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 23 – Equity, continued

g. Consolidated comprehensive income for the year

Items	For the years ended December 31,
	2018			2017
	Equity holders of the Bank	Non-controlling interest	Totals	Equity holders of the Bank	Non-controlling interest	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income (loss) for the year	172,047	4,799	176,846	57,447	(4,133)	53,314

Other comprehensive income (loss) before income taxes
Available for sale investments	(255)	(841)	(1,096)	6,220	3,746	9,966
Net investment in foreign operations hedges	(35,338)	(1,195)	(36,533)	49,824	(627)	49,197
Cash flows hedges	11,289	-	11,289	(127)	-	(127)
Exchange differences	38,366	10,244	48,610	(59,865)	(18,437)	(78,302)
Defined benefits obligations	(500)	(254)	(754)	(138)	(70)	(208)
Totals	13,562	7,954	21,516	(4,086)	(15,388)	(19,474)
Income taxes
Available for sale investments	(1,438)	(635)	(2,073)	(2,173)	(1,160)	(3,333)
Net investment in foreign operations hedges	9,541	1,024	10,565	(14,068)	(143)	(14,211)
Cash flows hedges	(1,669)	-	(1,669)	44	-	44
Defined benefits obligations	(29)	(15)	(44)	(4)	(2)	(6)
Totals	6,405	374	6,779	(16,201)	(1,305)	(17,506)
Other comprehensive income (loss) for the year	19,967	8,328	28,295	(20,287)	(16,693)	(36,980)
Comprehensive income (loss) for the year	192,014	13,127	205,141	37,160	(20,826)	16,334

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	119

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 24 – Interest Income and Interest Expense

This item comprises interest accrued in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, independently if these are measured at fair value, as well as the effects from hedge accounting relationships, which are part of the interest income and expenses included in the Consolidated Statement of Income for the year.

a.	The composition of interest income, including the effects related to hedge accounting, for the years ended December 31, 2018 and 2017, is as follows:

	For the years ended December 31,
	2018				2017
Interest income	Interest	Inflation adjustments	Prepayment fees	Totals	Interest	Inflation adjustments	Prepayment fees	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	4,988	-	-	4,988	6,643	2	-	6,645
Interbank loans	5,013	-	-	5,013	5,460	-	-	5,460
Commercial loans	781,102	112,917	4,476	898,495	853,267	68,050	2,003	923,320
Mortgage loans	190,680	104,904	891	296,475	184,838	57,974	7	242,819
Consumer loans	369,325	194	2,804	372,323	358,465	64	1,803	360,332
Financial investments	101,274	19,060	-	120,334	70,556	8,274	-	78,830
Other interest income	10,882	9,850	-	20,732	9,656	546	-	10,202
Gain (loss) from hedge accounting	(19,715)	-	-	(19,715)	(3,527)	-	-	(3,527)
Totals	1,443,549	246,925	8,171	1,698,645	1,485,358	134,910	3,813	1,624,081

b.	Interest and readjustments subject to suspension of recognition in income, as indicated in Note 1, letter p), are recorded in off-balance accounts, as long as they are not actually collected.

For the years ended December 31, 2018 and 2017, the detail of suspended interests is as follows:

	2018			2017
	Interest	Inflation adjustments	Totals	Interest	Inflation adjustments	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	29,698	2,551	32,249	16,229	679	16,908
Mortgage loans	5,027	2,460	7,487	3,249	1,175	4,424
Consumer loans	19	-	19	-	-	-
Totals	34,744	5,011	39,755	19,478	1,854	21,332

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	120

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 24 – Interest Income and Interest Expense, continued

c.	Details of interest expenses and inflation adjustments including the effect related to hedge accounting, for the years ended December 31, 2018 and 2017, is as follows:

	For the years ended December 31,
	2018			2017
Interest and inflation adjustments expenses	Interest	Inflation adjustments	Totals	Interest	Inflation adjustments	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(49,536)	(141)	(49,677)	(72,732)	(139)	(72,871)
Obligations under repurchase agreements	(29,660)	(4)	(29,664)	(32,677)	-	(32,677)
Time deposits and other time liabilities	(370,206)	(15,528)	(385,734)	(420,190)	(13,047)	(433,237)
Interbank borrowings	(69,054)	(206)	(69,260)	(51,922)	(2,463)	(54,385)
Debt instruments issued	(199,420)	(122,832)	(322,252)	(210,104)	(72,780)	(282,884)
Other financial liabilities	(752)	-	(752)	(114)	-	(114)
Other interests expense	(397)	(4,292)	(4,689)	(556)	(1,962)	(2,518)
Gain (loss) from hedge accounting	10,374	-	10,374	15,339	-	15,339
Totals	(708,651)	(143,003)	(851,654)	(772,956)	(90,391)	(863,347)

For purposes of the Consolidated Statement of Cash Flows, the net amount of interest and inflation adjustments for the year ended December 31, 2018 is MCh$846,991 (MCh$760,734 for the year ended of December 31, 2017).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	121

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 25 – Fee and Commission Income and Expense

a)	Fee and commission income

This item comprises the amount of all commissions accrued and paid during the year that generate the business segments, except for those that form an integral part of the effective interest rate of the financial instruments. Details of these items are as follows:

	For the years ended December 31,
Fee and commission income	2018	2017
	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	5,292	3,306
Fees and commissions from guarantees and letters of credit	15,317	14,776
Fees and commissions from card services	72,932	63,388
Fees and commissions from accounts management	11,512	12,024
Fees and commissions from collections and payments	20,359	25,359
Fees and commissions from brokerage and securities management	10,966	13,183
Fees and commissions from asset management	24,718	25,965
Compensation for insurance brokerage	36,693	26,096
Investment banking and advisory fees	19,403	8,162
Fees and commissions from student loans ceded	5,300	4,680
Commissions on loan transactions	651	2,560
Commissions for mortgage loans	1,486	1,112
Other fees from services rendered	10,982	12,088
Other commissions earned	2,345	3,721
Totals	237,956	216,420

b)	Fee and commission expense

This item includes expenses for commissions accrued during the year, according to the following detail:

	For the years ended December 31,
Fee and commission expense	2018	2017
	MCh$	MCh$
Compensation for cards transactions	(35,676)	(23,439)
Fees and commissions for securities transactions	(2,963)	(4,855)
Commissions paid for foreign trade transactions	(2,550)	(2,449)
Commissions paid for customer loyalty program benefits	(2,607)	(1,439)
Commissions paid for services to customers management	(3,455)	(3,157)
Other commissions paid	(4,576)	(3,510)
Totals	(51,827)	(38,849)

Commissions earned on mortgage finance loans are recorded in the Consolidated Statement of Income under “Interest income”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	122

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 26 – Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Consolidated Statements of Income for the year is as follows:

	For the years ended December 31,
	2018	2017
	MCh$	MCh$
Trading investments	(251)	43,323
Financial derivative contracts (trading)	152,732	(63,992)
Sale of loans and accounts receivable from customers	25,884	15,121
Available for sale investments	13,765	12,162
Others	2,129	175
Totals	194,259	6,789

(*) See detail in Note 10, letter d).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	123

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 27 – Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follows:

	For the years ended December 31,
	2018	2017
	MCh$	MCh$
Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	(64,278)	131,196
Other foreign currency exchange gains (losses)	3,326	2,562
Subtotals	(60,952)	133,758
Net exchange rate adjustments gain (loss)
Exchange adjustments for loans and accounts receivable from customers	93	(82)
Exchange adjustments for investment instruments	105	(824)
Exchange adjustment for other assets and liabilities	(322)	1,385
Net gain (loss) from hedge accounting	41,016	(87,047)
Subtotals	40,892	(86,568)
Totals	(20,060)	47,190

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	124

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 28 – Provision for Loan Losses

a.	The movement registered in income for the year related to allowances and impairment due to credit risk, for the years ended December 31, 2018 and 2017, is summarized as follows:

	For the year ended December 31, 2018
		Loans and accounts receivable from
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	Minimum normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(344)	(207,111)	-	-	(44,378)	-	-	(251,833)
Collectively assessed	-	(69,667)	(33,495)	(281,906)	(831)	(6,742)	-	(392,641)
Income (loss) for provisions established (*)	(344)	(276,778)	(33,495)	(281,906)	(45,209)	(6,742)	-	(644,474)
Provisions released
Individually assessed	131	144,464	-	-	30,797	-	-	175,392
Collectively assessed	-	29,776	30,731	115,478	2,139	-	-	178,124
Income (loss) for provisions released (*)	131	174,240	30,731	115,478	32,936	-	-	353,516
Recovery of loans previously charged-off	-	19,921	2,588	25,959	-	-	-	48,468
Net charge to income	(213)	(82,617)	(176)	(140,469)	(12,273)	(6,742)	-	(242,490)

	For the year ended December 31, 2017
		Loans and accounts receivable from
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	Minimum normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(226)	(310,103)	-	-	(41,975)	-	-	(352,304)
Collectively assessed	-	(70,519)	(36,558)	(252,346)	(2,269)	-	-	(361,692)
Income (loss) for provisions established (*)	(226)	(380,622)	(36,558)	(252,346)	(44,244)	-	-	(713,996)
Provisions released
Individually assessed	209	183,917	-	-	12,029	-	-	196,155
Collectively assessed	-	31,154	26,110	88,651	1,243	-	-	147,158
Income (loss) for provisions released (*)	209	215,071	26,110	88,651	13,272	-	-	343,313
Recovery of loans previously charged-off	-	13,236	1,908	16,421	-	-	-	31,565
Net charge to income	(17)	(152,315)	(8,540)	(147,274)	(30,972)	-	-	(339,118)

(*) The amounts in the Consolidated Statements of Cash Flows for the period are as follows:

	For the years ended December 31,
	2018	2017
	MCh$	MCh$
Charge to income for provisions established	644,474	713,996
Credit to income for provisions released	(353,516)	(343,313)
Totals	290,958	370,683

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	125

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 28 – Provision for Loan Losses, continued

b.	The detail for provisions for loans losses by type of loans, collectively and individually assessed, which were established and released, is as follows:

	For the year ended December 31, 2018
	Provisions established			Provisions released
	Individual	Group	Totals	Individual	Group	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(207,111)	(69,667)	(276,778)	144,464	29,776	174,240
Mortgage loans	-	(33,495)	(33,495)	-	30,731	30,731
Consumer loans	-	(281,906)	(281,906)	-	115,478	115,478
Subtotals	(207,111)	(385,068)	(592,179)	144,464	175,985	320,449
Interbank loans, net	(344)	-	(344)	131	-	131
Totals	(207,455)	(385,068)	(592,523)	144,595	175,985	320,580

	For the year ended December 31, 2017
	Provisions established			Provisions released
	Individual	Group	Totals	Individual	Group	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(310,103)	(70,519)	(380,622)	183,917	31,154	215,071
Mortgage loans	-	(36,558)	(36,558)	-	26,110	26,110
Consumer loans	-	(252,346)	(252,346)	-	88,651	88,651
Subtotals	(310,103)	(359,423)	(669,526)	183,917	145,915	329,832
Interbank loans, net	(226)	-	(226)	209	-	209
Totals	(310,329)	(359,423)	(669,752)	184,126	145,915	330,041

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	126

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 29 – Personnel Salaries and Expenses

Personnel salaries and expenses for the years ended December 31, 2018 and 2017, are broken down as follows:

	For the years ended December 31,
	2018	2017
	MCh$	MCh$
Personnel compensation	(176,083)	(174,029)
Bonuses or gratifications	(84,754)	(68,946)
Compensation for years of service	(12,477)	(18,803)
Training expenses	(804)	(734)
Health and life insurance	(2,590)	(3,487)
Other personnel expenses	(18,039)	(15,324)
Totals	(294,747)	(281,323)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	127

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 30 – Administrative Expenses

For the years ended as of December 31, 2018 and 2017, the composition of this item is as follows:

	For the years ended December 31,
	2018	2017
	MCh$	MCh$
Administrative expenses	(214,666)	(217,130)
Maintenance and repair of fixed assets	(31,673)	(34,754)
Office lease	(36,201)	(36,482)
Equipment lease	(2,925)	(2,890)
Insurance payments	(20,704)	(22,624)
Office supplies	(1,885)	(2,228)
IT and communications expenses	(43,667)	(41,872)
Utilities and other services	(4,443)	(5,022)
Security and transportation of securities services	(5,250)	(4,691)
Representation and personnel travel expenses	(3,612)	(3,347)
Legal and notarial expenses	(15,112)	(9,546)
Technical report fees	(11,626)	(11,274)
Professional services fees	(1,825)	(2,358)
Fees for classification of titles	(134)	(1,613)
Fines applied by the SBIF	(5,985)	-
Fines applied by other agencies	(74)	(75)
ATM maintenance and management services	(2,630)	(5,837)
Temporary external services	(545)	(812)
Postage and mailing expenses	(1,341)	(1,397)
Internal events	(248)	(666)
Donations	(1,576)	(1,778)
Other services	(5,500)	(8,567)
Other contributions	(63)	(62)
Miscellaneous contributions	(1,242)	(1,253)
Credit card management services	(3,102)	(4,363)
Other administrative expenses	(13,303)	(13,619)

Outsourced services	(22,303)	(24,724)
Data processing	(13,044)	(14,733)
Products sales	(275)	(5)
Others	(8,984)	(9,986)

Board expenses	(1,529)	(1,394)
Board of Directors compensation	(1,529)	(1,394)

Marketing and advertising expenses	(14,384)	(16,268)

Taxes and contributions	(38,854)	(46,106)
Real estate contributions	(393)	(671)
Patents	(1,121)	(1,430)
Other taxes (*)	(29,324)	(36,031)
Contributions to SBIF	(8,016)	(7,974)
Totals	(291,736)	(305,622)

(*) These amounts primarily correspond to taxes other than income taxes that affect Banco Itaú Corpbanca Colombia and its subsidiaries (Colombian segment). These are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	128

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 31 – Depreciation, Amortization, and Impairment

a. Depreciation and amortization

The amounts corresponding to charges to income for depreciation and amortization for the years ended December 31, 2018 and 2017, are detailed below:

		For the years ended December 31,
Depreciation and amortization	Note	2018	2017
		MCh$	MCh$
Depreciation of property, plant and equipment	14	(20,659)	(19,370)
Amortization of intangible assets	13	(66,158)	(62,475)
Totals		(86,817)	(81,845)

a. Impairment

For the years ended December 31, 2018 and 2017, the composition of this item is as follows:

		For the years ended December 31,
Impairment	Note	2018	2017
		MCh$	MCh$
Impairment of financial assets available for sale	11	-	-
Impairment of financial assets held to maturity	11	-	-
Subtotals financial assets		-	-
Impairment of property, plant and equipment (1)	14	(28)	(27)
Impairment of intangible assets	13	-	-
Subtotals non-financial assets		(28)	(27)
Totals		(28)	(27)

(1) Corresponds to impairment due to technological obsolescence caused by the current regulations (Decree N°222 of October 30, 2013 of the Ministry of the Interior and Public Security) applied to ATMs, which is in accordance with IAS 36 Impairment of assets.

The Bank evaluates whether there is any indication of impairment of property, plant and equipment, intangibles and goodwill allocated to each Cash Generating Unit (CGU). Should any such indication exist, or when an impairment test is required, the Bank estimates the recoverable amount (RA) of its CGU.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chileans subsidiaries and subsidiary located in New York) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredores de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by Top management because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

Fair value of these UGEs are as follow:

	As of December 31,
Cash Generating Units	2018	2017
	MCh$	MCh$
Chile	2,646,878	2,547,209
Colombia	900,734	852,621

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	129

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 31 – Depreciation, Amortization, and Impairment, continued

Goodwill impairment testing

1.	Allocation of Goodwill

The Goodwill generated in the reverse acquisition mentioned in Note 1, section “General information background of Itaú Corpbanca and subsidiaries” was assigned in the following manner to the two identified CGUs3:

	As of December 31,
Goodwill	2018	2017
	MCh$	MCh$
Chile	940,785	940,785
Colombia	237,450	228,458

2.	Methodology used by the Bank

Consistent with the prior year, the recoverable amounts of CGU Chile and CGU Colombia have been determined using the dividend discount model. This methodology considers the cash flows that would be generated by dividends distributed to shareholders with at perpetuity, discounted to their cost of capital rate as of the valuation date. Therefore, the economic value of equity can be estimated using cash flow projections derived from financial budgets and other assumptions approved by management.

In testing goodwill for impairment, management considered different sources of information, including:

●	Historical information existing for both banks post-merger and, if relevant, pre-merger. Historical information for events judged to be one-time and non-recurring was excluded.
●	Assumptions approved by management.
●	Information from external sources such as analyst reports, regulators, central banks and press releases.
●	Observable market information such as rate curves, inflation and growth projections.
●	The competitive strategy defined for both banks.
●	The projected funding structure and its impact on the Bank’s capital requirements and internal policy.

3 Goodwill generated by the acquisition of a business abroad (Colombia case) is expressed in the functional currency of the aforementioned business (Colombian peso), converted at the closing exchange rate (exchange rate COP to CLP for the purpose of accounting registration. In Chile in accordance with IAS 21 “Effects of Changes in Exchange Rates of the Foreign Currency”. (See Note 13).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	130

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 31 – Depreciation, Amortization, and Impairment, continued

3.	Assumptions used in calculations of the recoverable amount

The key assumptions used in calculating recoverable amount, defined as those variables to which the calculation is more sensitive, are presented below:

Assumptions			As of December 31, 2018		As of December 31, 2017
			Chile	Colombia	Chile	Colombia
Perpetuity rate	(	%)	5.20	6.50	5.20	6.50
Projected inflation rate	(	%)	3.00	3.00	2.80 – 3.00	3.00 – 3.40
Discount rate	(	%)	10.59	11.99	10.50	11.50
Loans growth	(	%)	9.65 – 11.10	8.60 – 10.40	8.40 – 9.90	6.20 – 13.40
Solvency index limit	(	%)	12.50 – 14.70	11.50 – 4.00	10.00 – 12.00	9.00 – 10.80

i.	Projection period and perpetuity

Cash flow projections are prepared for a period of 5 years from 2019 to 2023. After this period, the present value of cash flows for the year 2023 is calculated, projected to perpetuity using GDP growth rates expected for the markets in which the aforementioned CGUs operate.

The definition of projecting 6 years in 2017 is consistent with the time needed to deploy the Corporate Integration plan, whose objective is to better capture the opportunities for creating value for the Bank. In this way, the strategy being implemented implies, in addition to the changes in the managerial staff and the operating models of both Banks, the change towards a new product mix, customer segmentation and medium and long-term objectives, consistent with the vision of becoming the third largest Bank in Chile

This transformation has also involved certain costs and other economic efforts with the expectation of harnessing synergies starting in 2018.

Based on the above, management decided to project results for a 6 years in 2017, to normalize operations before calculating cash flows in perpetuity.

ii.	Loans and deposits

Loans were projected considering an increase of around 10.43% per year in Chile and 9.42% in Colombia. Anticipated changes in the product mix were also modeled for both countries. The deposit portfolio was projected using target reciprocity.

iii.	Income

Interest and fee income were projected in line with loans, modeling interest rates and commissions expected for each portfolio and type of product. Other relevant macroeconomic variables were also considered such as inflation and base interest rates.

iv.	Cost of funding

Cost projections are determined primarily using average balances of time and demand deposits, considering annual average growth of 3.2% for Chile and 4.3% for Colombia.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	131

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 31 – Depreciation, Amortization, and Impairment, continued

For cost of funding, the Bank models the impact of the aforementioned reciprocity strategy with no significant changes in the funding structure.

v.	Discount rate

Cost of own capital (Ke) in local currency was used as the discount rate to discount the cash flows of each CGU. This calculation considered a premium for the particular country risk of each CGU.

vi.	Perpetuity rate

A growth rate was considered in perpetuity according to the rates observed in the market where each CGU operates. Consequently, they were built considering local inflation and GDP growth projections.

vii.	Dividend payments

The payment of dividends was carried out by maximizing the results of the share box, as a ratio of technical equity with risk-weighted assets, not beyond the limits required by the regulatory entities. In this way a dividend is given for the CGU of 40% for the first 5 years and 50% in perpetuity; and for the CGU Colombia of 50% and 55% respectively.

4.	Outcome of impairment testing

As a result of the impairment testing process described above, management concludes that the recoverable amount of the CGUs exceeds their carrying amount, as shown in the following table:

			As of December 31,
			2018		2017
			Chile	Colombia	Chile	Colombia
Recoverable Amount/ Carrying Amount (RA/CA)	(	%)	116,00	104,30	119,10	103,50

Consequently, management has not identified a charge for impairment that needs to be recorded in these consolidated financial statements

5.	Uncertainty and sensitivity of calculation to changes in key assumptions

The estimates and judgments included in the calculations of recoverable amount are based on historical experience and other factors, including management’s expectations of future events considered reasonable based on current circumstances. However, the assumptions used are subject to a large degree of uncertainty and actual future results could differ from projections. For example:

●	The Bank considers that the operational integration of the banks in Chile will be completed in 2019.
●	The model for estimating the recoverable amount of the Colombian CGU assumes a break-even result for 2018 and recovery of the business from 2019 onward.
●	This, together with other measures, will result in growth of the various loan portfolios above industry averages.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 31 – Depreciation, Amortization, and Impairment, continued

The Bank has sensitized discount and growth rates at perpetuity separately for CGU Colombia so that the Recoverable Amount (AR) of CGU Colombia is equal to its Carrying Amount (CA):

			As of December 31,
			2018	2017
Discount rates	(	%)	12.21	11.70
Perpetuity growth rates	(	%)	6.29	6.30

Management has considered and analyzed possible reasonable changes in key assumptions and has not identified other situations in which the Carrying Amount exceeds the Recoverable Amount.

Additionally, the ranges of the discount and growth rates in perpetuity of the CGU Colombia have been sensitized, separately, in both cases of 60 basis points

			As of December 31,
			2018	2017
Discounts rates	(	%)	11.99	11.50
Range	(	%)	11.39 – 12.59	10.90 – 12.10
Range (RA/CA)	(	%)	93.01 – 118.21	93.10 – 116.70
Perpetuity growth rates	(	%)	6.50	6.50
Range	(	%)	5.90 – 7.10	5.90 – 7.10
Range (IR/VL)	(	%)	94.72 – 116.05	92.80 – 109.80

6.	Reconciliation of rates before and after taxes

The Bank has used the cost of own capital (Ke) rate as a discount rate in its calculation of the recoverable amount, a rate that is observable after taxes. The following table shows the effect of considering the flows and the discount rate before taxes.

		As of December 31, 2018		As of December 31, 2017
		Chile	Colombia	Chile	Colombia
Discount rate	(%)	13,22	18,08	12,78	17,93
Recoverable amount/ Carrying amount	(%)	126,50	111,90	153,05	121,95

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 32 – Other Income and Operating Expenses

a.	Other operating income

Other operating income is detailed as follows:

	For the years ended December 31,
	2018	2017
	MCh$	MCh$
Income from assets received in lieu of payment
Gain on sales of assets received in lieu of payment	8,562	5,566
Other income	30	2,578
Subtotals	8,592	8,144
Release of provisions for contingencies
Country risk provisions	1,304	-
Special provisions for foreign loans	-	-
Other provisions for contingencies	-	-
Subtotals	1,304	-
Other income
Compensations from insurance companies	53	-
Profit from sale of fixed assets	5,519	14,119
Recovery from leased assets	1,349	522
Other operating income, subsidiaries	2,158	3,092
Gain on sale of leased assets	1,447	541
Other operating income	199	173
Marketing contribution, insurance companies	3,626	4,128
Other operating income, leases	724	446
Other income for recovery foreign expenses	620	420
Subsidiaries other income	1,203	5,450
Recoveries from expenses provisions	7,590	2,352
Recovery of SBIF fees	-	21,765
Other income	3,450	777
Subtotals	27,938	53,785
Totals	37,834	61,929

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 32 – Other Income and Operating Expenses, continued

b.	Other operating expenses

During the years ended December 31, 2018 and 2017, the Bank presents other operating expenses according to the following:

	For the years ended December 31,
	2018	2017
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	(16,132)	(14,472)
Write-offs of assets received in lieu of payment	(7,397)	(3,483)
Maintenance expenses for assets received in lieu of payment	(1,301)	(714)
Subtotals	(24,830)	(18,669)
Provisions for contingencies
Country risk provisions	-	(437)
Other provisions for contingencies	(1,998)	(3,966)
Subtotals	(1,998)	(4,403)
Other expenses
Loss on sale of property, plant and equipment	(307)	(1,099)
Credit card loyalty point benefits expenses	(14,306)	(13,238)
Operating loss expenses	(10,589)	(8,098)
Insurance expense (Law 20,027)	(622)	(1,205)
Provision expense for recovered leased assets	(4,170)	(4,835)
Banking expenses	(2,450)	(3,482)
Fines and penalties	(13,110)	(2,025)
Loss on damaged assets	(2,311)	(2,026)
Other expenses	(1,430)	(1,273)
Subtotals	(49,295)	(37,281)
Totals	(76,123)	(60,353)

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 33 – Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the Chilean Superintendency of Banks and Financial Institutions, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of sociedades anónimas abiertas (publicly traded companies) and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a.	Loans granted to related parties

As of December 31, 2018 and 2017, the loans granted to related persons are detailed below:

	As of December 31, 2018			As of December 31, 2017
	Productive companies	Investment companies	Individuals	Productive companies	Investment companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	170,873	64,073	3,960	113,202	79,715	3,730
Mortgage loans	-	-	21,154	-	-	19,273
Consumer loans	-	-	5,961	-	-	5,081
Gross loans and accounts receivable from customers	170,873	64,073	31,075	113,202	79,715	28,084
Provision for loans and accounts receivable from customers	(2,550)	(70)	(63)	(1,627)	(5,252)	(96)
Loans and accounts receivable from customers net	168,323	64,003	31,012	111,575	74,463	27,988
Net loans and accounts receivable from customers
Contingent loans	10,803	16,325	9,220	13,039	13,658	7,990
Allowances for contingent loans	(16)	(308)	(10)	(35)	(298)	(11)
Net contingent loans	10,787	16,017	9,210	13,004	13,360	7,979

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 33 – Related Party Transactions, continued

b.	Other transactions and contracts with related parties

Below are the balances as of December 31, 2018 and 2017, for transactions with related parties and the impact on income for the years ended December 31, 2018 and 2017:

		As of December 31, 2018			As of December 31, 2017
Name or corporate name	Description	Balances	Effect on Profit (Loss)		Balances	Effect on Profit (Loss)
		Receivable	Income	Expense	Receivable	Income	Expense
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	ATM management	-	-	3,002	-	-	3,355
Transbank S.A.	Credit card management	-	-	15,469	-	-	14,586
Combanc S.A.	Data transmission services	-	-	350	-	-	378
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	-	93	706	-	7,819	948
Corp Research S.A.	Advisory services	-	-	463	-	-	453
Itaú Chile Inv. Serv. y Administración S.A.	Leases	-	204	141	-	-	650
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services	-	-	121	-	-	143
VIP Asesorias y Servicios Integrales Ltda.	Advisory services	-	-	129	-	-	415
Everis Chile S.A.	Advisory services	-	-	906	-	-	607
CAI Gestion Inmobiliaria S.A.	Department stores	-	-	103	-	-	115
Promoservice S.A.	Promotional services	-	-	-	-	-	267
Comder Contraparte Central S.A	Banking services	-	-	902	-	-	1,067
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	-	-	2,909	-	-	3,836
Pulso Editorial S.A	Publishing services	-	-	471	-	-	509
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees	-	-	4,693	-	-	4,725
Hotel Corporation of Chile S.A.	Hotel, events	-	-	94	-	-	265
Corp Imagen y diseños S.A.	Other services	-	-	99	-	-	196
Corp Group Holding Inversiones Limitada	Advisory services	-	-	408	-	-	398
SMU S.A., Rendic Hnos. S.A.	Lease of ATM space (See Note 16)	5,698	-	2,262	7,960	-	2,221
Inversiones Corp Group Interhold Ltda.	Asesorias administrativas	-	-	2,476	-	-	3,097
Bcycle Latam SPA	Administrative consulting	-	-	4,048	-	-	552
Bolsa de Comercio de Santiago	Other services	-	-	204	-	-	-
Adexus S.A.	Data transmission services	-	-	254	-	-	-

These transactions were carried out at normal market prices prevailing on the date of the transactions.

c.	Donations

		For the year ended December 31,
Name or Corporate name	Description	2018	2017
		MCh$	MCh$
Corpgroup Centro Cultural foundation	Donations	1,225	1,302
Descúbreme foundation	Donations	194	200
Foundation for the social inclusion Aprendamos	Donations	-	5
Itaú foundation	Donations	157	167

d.	Other assets and liabilities with related parties

	As of December 31,
	2018	2017
	MCh$	MCh$
ASSETS	26,854	23,962
Derivative instruments	25,708	21,687
Other assets	1,146	2,275
LIABILITIES	188,057	185,056
Derivative instruments	860	1,935
Demand deposits	30,466	37,464
Savings accounts and time deposits	145,995	131,409
Other liabilities	10,736	14,248

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 33 – Related Party Transactions, continued

e.	Results of transactions with related parties

	For the years ended December 31,
Type of income or recognized expense	2018		2017
	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$
Income and interest expenses and inflation adjustments	3,748	2,970	10,146	4,902
Income and expenses for commissions and services	829	-	5,227	-
Profit and loss from trading	1,146	501	2,333	1,534
Operational support expenses	1,075	-	537	99
Other income and expenses	84	222	216	390
Totals	6,882	3,693	18,459	6,925

f.	Payments to the Board of Directors and Key Management

 Compensation received by key personnel of Management is as follows:

	For the years ended December 31,
	2018	2017
	MCh$	MCh$
Short-term employee benefits	31,892	27,759
Termination compensation	1,337	3,471
Totals	33,229	31,230

As of December 31, 2018, the total compensation received during 2018 by managers and top executives of Itaú Corpbanca amounts to MCh$22,185 (MCh$21,505 as of December 31, 2017).

g.	Conformation of key personnel

 Compensation received by directors and key management personnel is categorized as follows:

	Number of executives
Position	As of December 31,
	2018	2017
Directors	12	11
Chief Executive Officer	11	7
Division Manager	10	11
Area Manager	145	94
Manager	163	155
Vice-President	14	2

h.	Transactions with key personnel

 The next transactions has been realized during the years ended December 31, 2018 and 2017:

	For the year ended December 31,
Income	2018	2017
	MCh$	MCh$
Credit cards	89	390
Consumer loans	339	793
Commercial loans	536	815
Mortgage loans	2.325	3.541

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 34 – Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 “Fair value of financial instruments” of the SBIF and IFRS 13 “Fair value measurement”. These standards have been applied to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal4 or most advantageous5 market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction.

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

●

They are independent of each other, i.e. they are not related parties as defined in IAS 24 Related Party Disclosures, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

●

They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

●	They are able to enter into a transaction for the asset or liability.
●	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

[4]	The market with the greatest volume and level of activity for the asset or liability.
[5]

The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.

A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.

An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Credit risk. The fair value of a liability reflects the effect of the credit risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

a.

Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.

Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

c.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.
b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 34 – Fair Value of Financial Assets and Liabilities, continued

c.

The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate).

d.	The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium).
e.	Other factors that market participants would take into account in these circumstances.
f.	For a liability, the credit risk related to that liability, including the entity’s own credit risk (i.e. the debtor’s).

Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value

The following is a summary of the fair values of the main financial assets and liabilities as of December 31, 2018 and 2017, including those that are not presented at fair value in the Consolidated Statement of Financial Position.

	As of December 31, 2018			As of December 31, 2017
	Carrying value	Estimated fair value		Carrying value	Estimated fair value
		Recurring	Non-recurring		Recurring	Non-recurring
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	987,680	-	987,680	964,030	-	964,030
Cash items in process of collection	318,658	-	318,658	157,017	-	157,017
Trading investments	86,938	86,938	-	415,061	415,061	-
Investments under resale agreements	109,467	-	109,467	28,524	-	28,524
Financial derivative contracts	1,368,957	1,368,957	-	1,248,775	1,248,775	-
Interbank loans, net	341,244	-	341,244	70,077	-	70,077
Loans and accounts receivable from customers, net	20,833,935	-	20,947,417	19,731,666	-	19,893,448
Available for sale investments	2,650,776	2,650,776	-	2,653,066	2,653,066	-
Held to maturity investments	198,910	-	198,272	202,030	-	201,283
Totals	26,896,565	4,106,671	22,902,738	25,470,246	4,316,902	21,314,379
LIABILITIES
Deposits and other demand liabilities	4,300,475	-	4,300,475	4,141,667	-	4,141,667
Cash in process of being cleared	247,165	-	247,165	109,496	-	109,496
Obligations under repurchase agreements	1,015,614	-	1,015,614	420,920	-	420,920
Time deposits and other time liabilities	10,121,111	-	10,135,722	10,065,243	-	10,099,251
Financial derivative contracts	1,112,806	1,112,806	-	1,095,154	1,095,154	-
Interbank borrowings	2,327,723	-	2,335,509	2,196,130	-	2,216,507
Debt instruments issued	6,010,124	-	6,311,527	5,950,038	-	6,185,043
Other financial liabilities	12,400	-	12,400	17,066	-	17,066
Totals	25,147,418	1,112,806	24,358,412	23,995,714	1,095,154	23,189,950

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 34 – Fair Value of Financial Assets and Liabilities, continued

The following section describes the methods used to estimate fair value:

a.	Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring).

Measurement at fair value of items that are not valued recurrently	As of December 31,
	2018	2017
	MCh$	MCh$
ASSETS
Cash and deposits in banks	987,680	964,030
Cash items in process of collection	318,658	157,017
Investments under resale agreements	109,467	28,524
Interbank loans, net	341,244	70,077
Loans and accounts receivable from customers, net	20,947,417	19,893,448
Held to maturity investments	198,272	201,283
Totals	22,902,738	21,314,379
LIABILITIES
Deposits and other demand liabilities	4,300,475	4,141,667
Cash in process of being cleared	247,165	109,496
Obligations under repurchase agreements	1,015,614	420,920
Time deposits and other time liabilities	10,135,722	10,099,251
Interbank borrowings	2,335,509	2,216,507
Debt instruments issued	6,311,527	6,185,043
Other financial liabilities	12,400	17,066
Totals	24,358,412	23,189,950

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

●	Cash and deposits in banks
●	Cash in the process of collection
●	Investments under agreements to resell
●	Checking accounts and demand deposits
●	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies.

This methodology was applied to:

●	Interbank loans
●	Loans and accounts receivable from customers

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Held to maturity investments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

●	Time deposits and saving accounts
●	Interbank borrowings
●	Debt instruments issued

b.	Fair value measurement of financial assets and liabilities for recording purposes (recurring)

Fair vale measurement of items on recurring basis	As of December 31,
	2018	2017
	MCh$	MCh$
ASSETS
Trading securities	86,938	415,061
Chilean Central Bank and Government securities	36,608	7,126
Other securities issued locally	4,017	5
Foreign government and central bank instruments	23,276	381,262
Other securities issued abroad	19,505	8,147
Investments in mutual funds	3,532	18,521
Available for sale investments	2,650,776	2,653,066
Chilean Central Bank and Government securities	1,352,084	1,783,877
Other securities issued locally	196,439	147,762
Foreign government and central bank instruments	769,693	420,687
Other securities issued abroad	332,560	300,740
Financial derivative contracts	1,368,957	1,248,775
Forwards	342,993	316,901
Swaps	1,021,701	930,744
Call options	4,217	421
Put options	46	709
Totals	4,106,671	4,316,902
LIABILITIES
Financial derivative contracts	1,112,806	1,095,154
Forwards	322,241	333,482
Swaps	788,133	759,216
Call options	1,493	86
Put options	939	2,370
Totals	1,112,806	1,095,154

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

●	Trading investments
●	Available for sale investments

Financial derivative contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the credit risk of each counterparty.

The adjustment is internationally known as the counterparty risk, which consists of an adjustment for debtor’s credit risk (credit value adjustment or “CVA”).This adjustment is periodically recorded in the financial statements.

As of December 31, 2018, the portfolio of derivative contracts both in Chile and Colombia have an aggregate effect of MCh$38,429 (MCh$53,398 as of December 31, 2017), broken down as follow:

Derivatives held for hedging	As of December 31,
	2018	2017
	MCh$	MCh$
	(121)	(2)
Fair value hedge	(70)	(11)
Currency forward	-	-
Currency swaps	(68)	(5)
Interest rate swaps	(2)	(6)
Cash flows hedge	(51)	1
Currency forward	(51)	(1)
Currency swaps	-	-
Interest rate swaps	-	2
Foreign investment	-	8
Currency forward	-	8
Currency swaps	-	-
Interest rate swaps	-	-
Trading derivatives	(38,308)	(53,396)
Currency forward	(310)	(258)
Interest rate swaps	(31,671)	(42,829)
Currency swaps	(6,327)	(10,244)
Call currency swaps	-	-
Call currency options	-	(65)
Total financial derivatives	(38,429)	(53,398)

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 34 – Fair Value of Financial Assets and Liabilities, continued

c.	Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

●	Level 1

Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

●	Level 2

The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from over-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 34 – Fair Value of Financial Assets and Liabilities, continued

●	Level 3

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model’s parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

	As of December 31, 2018			As of December 31, 2017
Impact calibration	American			American
	forward USD-	Basis TAB CLP	Basis TAB CLF	forward USD-	Basis TAB CLP	Basis TAB CLF
	CLP			CLP
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP	-	-	-	-	-	-
TAB 30	-	116	-	-	195	-
TAB 90	-	26	-	-	64	-
TAB 180	-	50	21	-	102	44
TAB 360	-	3	5	-	9	17
Totals	-	195	26	-	370	61

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 34 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance to the fair value hierarchy established in IFRS 13 as of December 31, 2018 and 2017.

	As of December 31, 2018				As of December 31, 2017
Measurement at fair value of instruments on a recurring basis using	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	86,938	67,430	19,508	-	415,061	409,197	5,864	-
Chilean Central Bank and Government securities	36,608	36,608	-	-	7,126	7,126	-	-
Other securities issued locally	4,017	4,014	3	-	5	-	5	-
Foreign government and central bank instruments	23,276	23,276	-	-	381,262	378,636	2,626	-
Other securities issued abroad	19,505	-	19,505	-	8,147	4,914	3,233	-
Investments in mutual funds	3,532	3,532	-	-	18,521	18,521	-	-
Available for sale investments	2,650,776	2,458,410	192,366	-	2,653,066	2,204,564	448,502	-
Chilean Central Bank and Government securities	1,352,084	1,352,084	-	-	1,783,877	1,783,877	-	-
Other securities issued locally	196,439	5,979	190,460	-	147,762	-	147,762	-
Foreign government and central bank instruments	769,693	769,693	-	-	420,687	420,687	-	-
Other securities issued abroad	332,560	330,654	1,906	-	300,740	-	300,740	-
Financial derivative contracts	1,368,957	-	1,341,801	27,156	1,248,775	-	1,218,247	30,528
Forwards	342,993	-	342,375	618	316,901	-	316,848	53
Swaps	1,021,701	-	995,163	26,538	930,744	-	900,269	30,475
Call options	4,217	-	4,217	-	421	-	421	-
Put options	46	-	46	-	709	-	709	-
Totals	4,106,671	2,525,840	1,553,675	27,156	4,316,902	2,613,761	1,672,613	30,528
LIABILITIES
Financial derivative contracts	1,112,806	-	1,112,237	569	1,095,154	-	1,094,549	605
Forwards	322,241	-	322,192	49	333,482	-	333,482	-
Swaps	788,133	-	787,613	520	759,216	-	758,611	605
Call options	1,493	-	1,493	-	86	-	86	-
Put options	939	-	939	-	2,370	-	2,370	-
Totals	1,112,806	-	1,112,237	569	1,095,154	-	1,094,549	605

d.	Transfers between level 1 and level 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2018 and 2017:

Measurement at fair value of instruments on a	As of December 31, 2018			As of December 31, 2017
recurring basis	Fair value	Level 1 to 2	Level 2 to 1	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading investments	86,938	-	-	415,061	-	-
Available for sale investments	2,650,776	-	-	2,653,066	-	-
Financial derivative contracts	1,368,957	-	-	1,248,775	-	-
Totals	4,106,671	-	-	4,316,902	-	-
LIABILITIES
Financial derivative contracts	1,112,806	-	-	1,095,154	-	-
Totals	1,112,806	-	-	1,095,154	-	-

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 34 – Fair Value of Financial Assets and Liabilities, continued

During 2018 and 2017, no assets were transferred between levels 1 and 2.

e.	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017.

	As of December 31, 2018						As of December 31, 2017
Level 3 reconciliation	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MM$	MCh$	MCh$	MCh$	MCh$	MCh$	MM$
ASSETS
Financial derivative contracts	30,528	5,863	-	(9,235)	-	27,156	41,124	10,750	-	(21,346)	-	30,528
Forwards	53	716	-	(151)	-	618	-	209	-	(156)	-	53
Swaps	30,475	5,147	-	(9,084)	-	26,538	41,124	10,541	-	(21,190)	-	30,475
Call options	-	-	-	-	-	-	-	-	-	-	-	-
Put options	-	-	-	-	-	-	-	-	-	-	-	-
Totals	30,528	5,863	-	(9,235)	-	27,156	41,124	10,750	-	(21,346)	-	30,528
LIABILITIES
Financial derivative contracts	605	1,223	-	(1,259)	-	569	1,340	(158)	-	(577)	-	605
Forwards	-	831	-	(782)	-	49	609	(443)	-	(166)	-	-
Swaps	605	392	-	(477)	-	520	731	285	-	(411)	-	605
Call options	-	-	-		-	-	-	-	-		-	-
Put options	-	-	-		-	-	-	-	-		-	-
Totals	605	1,223	-	(1,259)	-	569	1,340	(158)	-	(577)	-	605

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 34 – Fair Value of Financial Assets and Liabilities, continued

f.	Hierarchy for remaining assets and liabilities.

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of December 31, 2018 and 2017:

	As of December 31, 2018				As of December 31, 2017
Measurement at fair value of items on a non- recurring basis	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non- observable significant inputs (Level 3)	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non- observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	987,680	987,680	-	-	964,030	964,030	-	-
Cash items in process of collection	318,658	318,658	-	-	157,017	157,017	-	-
Investments under resale agreements	109,467	109,467	-	-	28,524	28,524	-	-
Interbank loans, net	341,244	341,244	-	-	70,077	70,077	-	-
Loans and accounts receivable from customers, net	20,947,417	-	-	20,947,417	19,893,448	-	-	19,893,448
Held to maturity investments	198,272	-	198,272	-	201,283	-	201,283	-
Totals	22,902,738	1,757,049	198,272	20,947,417	21,314,379	1,219,648	201,283	19,893,448
LIABILITIES
Deposits and other demand liabilities	4,300,475	4,300,475	-	-	4,141,667	4,141,667	-	-
Cash in process of being cleared	247,165	247,165	-	-	109,496	109,496	-	-
Obligations under repurchase agreements	1,015,614	1,015,614	-	-	420,920	420,920	-	-
Time deposits and other time liabilities	10,135,722		10,135,722	-	10,099,251	-	10,099,251	-
Interbank borrowings	2,335,509	2,335,509	-	-	2,216,507	2,216,507	-	-
Debt instruments issued	6,311,527		6,311,527	-	6,185,043	-	6,185,043	-
Other financial liabilities	12,400	12,400	-	-	17,066	17,066	-	-
Totals	24,358,412	7,911,163	16,447,249	-	23,189,950	6,905,656	16,284,294	-

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management

The Bank and its subsidiaries, through their activity, are exposed to several types of risk mainly related to loans portfolio and financial instruments. Risk management policies are established in order to identify and analyze the risks faced by the Bank, set limits and adequate controls, monitor risks and comply with limits. The risk management policies and risk administration structures are reviewed periodically in order to reflect changes in the institution’s activities. The Bank, through its rules and procedures, intends to develop an appropriate control environment, in which all employees understand their roles and responsibilities.

The following is a description of the main business activities and policies of the Bank in terms of risk management.

A)	Risk Management Structure

A.1) Board

At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance, since it is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels. To accomplish this, it has been implemented a governance structure composed by several committees, that lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risk.

A.2) Audit Committee

The Audit Committee objective is to monitor the efficiency of the Bank’s internal control systems and compliance with regulations and other internal standards. It is also responsible for supervising the different aspects of maintenance, application and function of the Bank’s internal controls, closely monitoring compliance with standards and procedures required by its practices, and having a clear understanding of the risks that can arise from the business conducted by the Bank.

The committee is linked to the Board through the participation of at least two board members named by the Board itself. These members must report to the Board situations and events analyzed by the Committee, thus holding the Bank’s board members responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

A.3) Board Committee

The Director Committee objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board’s work more efficient through the increased oversight of management’s activities.

It is also responsible for making the necessary agreements to protect shareholders, especially minority shareholders, reviewing executive compensation systems and analyzing and the record report on the transactions referenced in title XVI of Law 18,046. A copy of this report is sent to the Board so in this instance it will be approved or rejected each respective transaction.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

A.4) Corporate Governance Committee

For the purposes of this committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under one definition, corporate governance will be defined as the set of institutional organization and practices that impact a company’s decision-making process, contributing to sustainable value creation in a transparent framework, proper management, risk control and corporate responsibility towards the market.

Therefore, appropriate corporate governance in a bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders. This committee is a consultation body of the Board of Directors, whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, it will propose and make recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate and it will work to ensure proper implementation and application of these corporate governance practices and policies defined by the Bank’s Board.

A.5) Assets and Liabilities Committee

The Assets and Liabilities Committee (ALCO) is the next highest body involved in managing the institution’s financial policies. The committee’s main purpose is to comply with the financial guidelines set by the Board. In this spirit, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards.

A.6) Anti Money Laundering and Terrorism and Bribery Financing Committee

This committee main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Operational Risk and Compliance Division Manager, which have also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the Compliance Officer.

A.7) Operational Risk Committee

This committee’s objective is to evaluate the status of key processes that are directly related to the Bank’s Operational Risk and Internal Controls, in accordance with current regulatory standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes.

It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

A.8) Compliance Committee

The Compliance Committee main purpose is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. Its purpose is also to ensure the application of the Regulatory Compliance Model, within the context of the definitions established by this committee, and acknowledge the work developed by the Operational Risk and Compliance Manager in this area, as well as adopt agreements for improving the control measures proposed.

A.9) Risk Methodologies Committee

The Risk Methodology Committee objective is to ensure the quality of all methodologies used by the Bank to estimate provisions (group and individual) for all business segments. This committee, which covers the Bank, its divisions and subsidiaries, is responsible for corporate aspects such as policies, manuals and procedures related to group provisioning methodologies as well as statistical models for loan origination, behavior and provisions. Its main members are: Corporate Risk Manager, Risk Control Manager, Retail Credit Manager, Financial Risk Manager, Head of Monitoring and Control and Head of Risk Models.

A.10) Portfolio Committee

The Portfolio Committee is responsible for monitoring the evolution of the Bank’s wholesale and retail portfolios in terms of risk-return ratio, adherence to the defined risk appetite and progress on strategies or short and long-term instructions defined by this committee. To accomplish this, it analyzes competitors, movements in major market players and the main risks that can affect portfolio management, as well as projects that could have an impact on portfolios. Its main members are: CEO, Corporate Risk Manager, Risk Control Manager, Wholesale Credit Manager, Wholesale Banking Manager, Retail Credit Manager, Retail Banking Manager, Planning and Financial Control Manager and Product and Marketing Manager.

A.11) Internal Audit

Internal Auditing works independently from management and reports to the Board through the Audit Committee. It is responsible for independently evaluating the activities carried out by Itaú Corpbanca and subsidiaries, in order to allow management to assess the adequacy of controls, the effectiveness of risk management, the reliability of reporting and compliance with standards and regulations.

A.12) General Code of Conduct and Manual of Information Management of Interest for Market

The objective of these documents are to continue complying with the best international practices and to have first-rate human capital. All associates, directors and Subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

B)	Main Risks and Requirements affecting the Bank and its subsidiaries

B.1) Credit Risk

Credit risk is the risk of potential loss that it faces, if a client or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

For Itaú Corpbanca, adequate risk management in all areas and, in particular, with regard to credit risk is one of the fundamental pillars for managing the Bank’s portfolio, ensuring that it maintains an adequate risk / return ratio.

The Credit Managements have autonomy vis-à-vis the business areas and their size and organization are in accordance with the demands demanded by the size of the portfolio, as well as the complexity of the operations.

For the management, administration and monitoring of credit risk, each Credit Risk Management uses tools and methodologies that are in accordance with the segments they address. These allow an appropriate control of the risk, according to the size and complexity of the operations carried out by the Bank.

The Bank has a structure of Credit Committees associated with the Debtor’s Risk Rating and with attributions based mostly on the committees in which Risk Managers participate. On certain amounts, a concurrence of Bank Directors is required.

It is these committees that define the levels of individual and group exposure to clients, as well as the mitigating conditions such as guarantees, credit agreements or others. As part of the policies it is defined that all customers must be analyzed at least once a year, when the line is renewed (situation that occurs first), or by activation of any alert.

The Bank’s risk management tool divides its portfolio into the following categories:

●	Normal risk portfolio
●	Substandard portfolio
●	Non-compliant portfolio

Normal risk portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated using a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial position parameters, which are weighted based on the Bank’s total sales.

Substandard portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 89 days overdue that can be attributed to the company’s performance.

They are evaluated using a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

Non-compliant portfolio

This portfolio is comprised of debtors managed by the Normalization Area and that come from clients with individual classification in default and all the clients that present some expired transaction originated by problems in their capacity to pay, regardless of their rating.

Monthly, the Asset Control and Classification Area checks that this provision is complied with.

Contingent commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Co-signatures and guarantees represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness. Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Models based on collectively assessed portfolios

To determine the provisions, group evaluations require the formation of groups of credits with homogeneous characteristics in terms of type of debtors and agreed conditions, in order to establish, by means of technically based estimates and following prudential criteria, both the payment behavior of the group in question as the recoveries of their unfulfilled credits.

The non-performing portfolio includes all placements and 100% of the amount of the contingent loans of debtors who, at the end of a month, have any of the following conditions:

i) Overdue equal to or greater than 90 days in the payment of interest or principal of any loans;

ii) they are granted a loan to leave an operation that had more than 60 days of delay in its payment and

iii) it has been subject to forced restructuring or partial debt cancellation.

Financial instruments

The Bank, for this type of asset, measures the probability of uncollectibility to issuers using internal ratings and, when they are available, external such as independent risk evaluators of the Bank.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

Maximum exposure to credit risk

Following is the distribution by financial asset of the maximum exposure to the Bank’s credit risk as of December 31, 2018 and 2017, for the different components of the balance sheet, including derivatives, without deducting the collateral or other credit enhancements received.

Maximum exposure		As of December 31,
	Notes	2018	2017
		MCh$	MCh$
Interbank loans, net	9	341,244	70,077
Loans and accounts receivable from customers, net	10	20,833,935	19,731,666
Financial derivative contracts	8	1,368,957	1,248,775
Investments under resale agreements	7	109,467	28,524
Available for sale investments	11	2,650,776	2,653,066
Held to maturity investments	11	198,910	202,030
Other assets	16	561,435	444,692
Contingencies commitments	22	5,383,914	5,291,615
Totals		31,448,638	29,670,445

For more details of the maximum exposure to credit and concentration risk for each type of financial instrument, refer to the specific Notes.

The following is the concentration of credit risk by industry of financial assets:

		As of December 31, 2018			As of December 31, 2017
	Notes	Maximum gross exposure	Maximum net exposure	Gross concentration	Maximum gross exposure	Maximum net exposure	Gross concentration
		MCh$	MCh$	%	MCh$	MCh$	%
Manufacture		1,097,211	998,694	5.10%	1,040,491	960,161	5.10%
Mining		677,777	676,051	3.15%	644,061	419,314	3.16%
Electricity, gas and water		957,373	777,752	4.45%	936,483	465,711	4.59%
Agriculture and livestock		346,369	341,249	1.61%	415,930	289,641	2.04%
Forest		29,683	24,592	0.14%	38,807	32,144	0.19%
Fishing		3,475	2,658	0.02%	13,912	8,682	0.07%
Transport		700,401	607,181	3.26%	668,477	450,661	3.28%
Telecomunications		86,077	84,219	0.40%	94,439	28,183	0.46%
Construction		1,746,626	1,730,169	8.12%	1,638,120	1,356,477	8.03%
Trade		1,620,108	1,600,328	7.53%	1,712,850	997,930	8.39%
Services		3,872,060	3,869,717	18.01%	3,780,733	2,577,218	18.53%
Others		3,249,898	3,210,677	15.11%	2,753,318	5,675,046	13.49%
Commercial loans subtotals	10.b	14,387,058	13,923,287	66.90%	13,737,621	13,261,168	67.33%
Mortgage loans	10.b	4,445,827	4,409,734	12.42%	4,152,753	4,112,847	12.32%
Consumer loans	10.b	2,669,763	2,500,914	20.68%	2,513,306	2,357,651	20.35%
Totals		21,502,648	20,833,935	100%	20,403,680	19,731,666	100%

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to individuals, the main guarantees are:	For loans to companies, the main guarantees are:

-  Machinery and/or equipment

-  Buildings for specific purposes under construction

-  Agricultural land

-  Maritime ships and aircrafts

-  Mining infrastructure

-  Inventory

-  Agricultural assets

-  Industrial assets

-  Biological assets

-  Other warranties

- Urban plots or land

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

Credit quality of loans by loan portfolio

Credit quality is described in accordance with the compendium of accounting standards issued by the SBIF. A detail by credit risk category is presented below:

	As of December 31, 2018				As of December 31, 2017
Categories	Individual	% over total portfolio	Allowance	Cover range ratio	Individual	% over total portfolio	Allowance	Cover range ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
A1	110,565	0.51%	45	0.04%	64,649	0.32%	29	0.04%
A2	453,413	2.11%	475	0.10%	206,631	1.01%	275	0.13%
A3	3,097,001	14.40%	3,506	0.11%	2,927,457	14.35%	3,005	0.10%
A4	4,161,368	19.35%	37,403	0.90%	3,857,084	18.90%	31,845	0.83%
A5	2,840,866	13.21%	58,360	2.05%	2,926,634	14.34%	73,787	2.52%
A6	615,467	2.86%	27,477	4.46%	683,049	3.35%	23,039	3.37%
Normal risk porfolio	11,278,680	52.44%	127,266	1.13%	10,665,504	52.27%	131,980	1.24%
B1	277,825	1.29%	12,642	4.55%	205,536	1.01%	8,494	4.13%
B2	76,825	0.36%	2,570	3.35%	120,640	0.59%	3,231	2.68%
B3	61,891	0.29%	8,381	13.54%	79,204	0.39%	17,687	22.33%
B4	218,737	1.02%	60,218	27.53%	234,495	1.15%	58,164	24.80%
Substandar portfolio	635,278	2.96%	83,811	13.19%	639,875	3.14%	87,576	13.69%
C1	129,943	0.61%	2,599	2.00%	102,610	0.50%	2,052	2.00%
C2	74,940	0.35%	7,494	10.00%	86,958	0.43%	8,696	10.00%
C3	32,447	0.15%	8,112	25.00%	29,784	0.15%	7,446	25.00%
C4	58,943	0.27%	23,577	40.00%	39,665	0.19%	15,866	40.00%
C5	59,832	0.28%	38,891	65.00%	95,733	0.47%	62,226	65.00%
C6	121,096	0.56%	108,986	90.00%	111,379	0.55%	100,241	90.00%
Non-compliant portfolio	477,201	2.22%	189,659	39.74%	466,129	2.29%	196,527	42.16%
Subtotals	12,391,159	57.62%	400,736	3.23%	11,771,508	57.70%	416,083	3.53%

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

	As of December 31, 2018				As of December 31, 2017
Categories	Group	% over total portfolio	Allowance	Cover range ratio	Group	% over total portfolio	Allowance	Cover range ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Normal risk portfolio	1,801,827	8.38%	26,606	1.48%	1,771,667	8.68%	23,155	1.31%
Non-compliant portfolio	194,072	0.90%	36,429	18.77%	194,446	0.95%	37,215	19.14%
Commercial loans	1,995,899	9.28%	63,035	3.16%	1,966,113	9.63%	60,370	3.07%
Normal risk portfolio	4,235,934	19.70%	21,741	0.51%	3,975,744	19.49%	25,902	0.65%
Non-compliant portfolio	209,893	0.98%	14,352	6.84%	177,009	0.87%	14,004	7.91%
Mortgage loans	4,445,827	20.68%	36,093	0.81%	4,152,753	20.36%	39,906	0.96%
Normal risk portfolio	2,532,331	11.78%	104,580	4.13%	2,396,246	11.74%	106,268	4.43%
Non-compliant portfolio	137,432	0.64%	64,269	46.76%	117,060	0.57%	49,387	42.19%
Consumer loans	2,669,763	12.42%	168,849	6.32%	2,513,306	12.31%	155,655	6.19%
Totals portfolio	21,502,648	100%	668,713	3.11%	20,403,680	100%	672,014	3.29%

Below an overdue analysis is disclosed for each type of asset:

	As of December 31, 2018
	No yet over due (1)	Less than 30 days	Between 30 and 89 days	More than 90 days	Total over due debt	Amount owed by customers (1+2)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans	341,707	-	-	-	-	341,707
Amount owed by customers
Commercial loans	14,184,264	251,596	117,386	314,870	683,852	14,868,116
Mortgage loand	4,195,645	108,783	64,088	91,107	263,978	4,459,623
Consumer loans	2,714,005	69,412	59,616	46,970	175,998	2,890,003
Financial instruments	-	-	-	-	-	-
Totals	21,435,621	429,791	241,090	452,947	1,123,828	22,559,449

	As of December 31, 2017
	No yet over due (1)	Less than 30 days	Between 30 and 89 days	More than 90 days	Total over due debt	Amount owed by customers (1+2)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans	70,285	-	-	-	-	70,285
Amount owed by customers
Commercial loans	13,526,944	211,535	143,063	319,377	673,975	14,200,919
Mortgage loand	3,893,786	115,688	61,890	93,786	271,364	4,165,150
Consumer loans	2,521,397	68,955	52,854	48,852	170,661	2,692,058
Financial instruments	-	-	-	-	-	-
Totals	20,012,412	396,178	257,807	462,015	1,116,000	21,128,412

This information includes obligations with interest and inflation adjustments accrued as agreed and excludes penalty interest for default. Consequently, they do not consider the values of the mentioned assets but rather the debts due, which excludes those obligations for transferred assets that have not been derecognized for financial or accounting reasons and of which the bank or its subsidiaries are not creditors, and includes those obligations for acquired loan titles that are calculated as financing for the transferor in the Consolidated Statement of Financial Position.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

B.2) Financial Risk

Definition and principles of financial risk management

The Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

B.2.1) Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

B.2.1.1) Currency Risk

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

●  Positions in foreign currency (MX) within the attributions of the Trading Book.

●  Currency mismatches between the assets and liabilities of the Banking Book.

●  Currency flow mismatches.

●  Structural positions, generated by consolidating our financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in our branches and subsidiaries abroad.

The foregoing means that movements in exchange rates can generate volatility in both the result and the Bank’s equity. This effect is known as “translation risk”.

B.2.1.2) Index adjustments Risk

The index adjustment risk is the exposure due to changes in units or indexes of adjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other transactions registered in the balance with such characteristics.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

B.2.1.3) interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of repricing and by currency. This methodology facilitates the detection of concentrations of interest risk in the different terms. All the balance sheet and off balance sheet items are unbundled in their flows and placed at the repricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

The following are the Banking Book items (products valued at amortized cost and instruments available for sale and derivatives valued at fair value) for the most relevant currencies in which the Bank trades at the end of the year ended December 31, 2018 and 2017:

	As of December 31, 2018
Positions	Up to 1 month	Between 1 and 3 months	More than 3 months and less 1 year	Between 1 and 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS	7,361,827	2,732,465	5,510,072	4,787,052	8,314,688	28,706,104
CLP	3,519,009	1,000,478	1,753,132	1,800,011	1,181,157	9,253,787
CLF	466,115	447,398	1,329,598	1,845,604	6,182,033	10,270,748
USD	1,469,457	623,505	1,197,716	126,122	102,349	3,519,149
COP	1,907,246	661,084	1,229,626	1,015,315	849,149	5,662,420
LIABILITIES	(14,009,676)	(2,685,555)	(4,724,403)	(2,206,000)	(5,849,673)	(29,475,307)
CLP	(8,733,561)	(1,463,211)	(2,101,205)	(560,099)	(330,000)	(13,188,076)
CLF	(214,266)	(181,744)	(190,917)	(1,072,879)	(5,201,884)	(6,861,690)
USD	(1,319,813)	(643,544)	(1,750,434)	(173,922)	-	(3,887,713)
COP	(3,742,036)	(397,056)	(681,847)	(399,100)	(317,789)	(5,537,828)
Derivatives	(729,147)	444,096	251,673	(21,576)	784,784	729,830
CLP	(209,799)	1,521,695	394,300	209,804	65,913	1,981,913
CLF	(366,332)	(1,221,035)	(469,699)	(330,428)	762,022	(1,625,472)
USD	(50,293)	263,381	452,557	(38,395)	(8,123)	619,127
COP	(102,723)	(119,945)	(125,485)	137,443	(35,028)	(245,738)

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

	As of December 31, 2017
Positions	Up to 1 month	Between 1 and 3 months	More than 3 months and less 1 year	Between 1 and 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS	7,436,586	2,246,446	5,019,349	4,535,451	5,162,137	24,399,969
CLP	4,256,811	892,701	1,688,269	1,315,539	665,015	8,818,335
CLF	481,000	510,095	2,008,605	2,172,278	3,891,622	9,063,600
USD	702,899	263,710	547,828	33,258	11,851	1,559,546
COP	1,995,876	579,940	774,647	1,014,376	593,649	4,958,488
LIABILITIES	(11,817,755)	(2,349,046)	(4,811,419)	(3,107,492)	(4,272,956)	(26,358,668)
CLP	(6,418,945)	(1,147,278)	(3,162,828)	(1,204,044)	(221,116)	(12,154,211)
CLF	(352,331)	(255,086)	(423,122)	(968,507)	(3,748,085)	(5,747,131)
USD	(1,861,588)	(318,197)	(539,389)	(450,818)	-	(3,169,992)
COP	(3,184,891)	(628,485)	(686,080)	(484,123)	(303,755)	(5,287,334)
Derivatives	256,630	(35,782)	(808,002)	186,303	80,255	(320,596)
CLP	819,878	456,293	268,834	(324,113)	(152,389)	1,068,503
CLF	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390	(2,439,315)
USD	879,996	(47,020)	70,834	361,999	6,409	1,272,218
COP	(233,772)	62,977	(330,530)	374,478	(95,155)	(222,002)

The expositions presented above correspond to the present values resulting from:

●   Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

●   Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability/ asset.

●   Discount the flows of items accounted to the market at the market rate.

B.2.1.4) Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

B.2.1.5) Liquidity Risk

Liquidity Risk is the exposure of the Bank’s and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

●	The liquidation of positions, when it so decides, to occur without significant losses.
●	The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.
●	The Bank to avoid fines or regulatory penalties for not complying with regulations.

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Note 35 – Risk Management, continued

Normative Measurement of Contractual Liquidity GAP

According to chapter 12-20 of the SBIF, all the items on and off the balance sheet that contribute cash flows are analyzed. The consolidated non-discounted contractual cash flows of financial assets and liabilities of the Bank as of December 31, 2018 and 2017, in MCh$, are presented below:

	As of December 31, 2018
	Up to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,375,699	3,492,109	3,006,936	3,344,986	5,966,743	3,588,079	-	26,774,552
Cash	758,288	-	-	-	-	-	-	758,288
Financial instruments recorded at market value	1,164,800	3,506	15,950	53,557	918,530	56,574	-	2,212,917
Loans to local banks without credit lines	50,365	-	-	-	-	-	-	50,365
Commercial loans without credit lines	1,806,741	1,832,376	1,446,176	1,339,990	2,452,859	1,777,430	-	10,655,572
Commercial credit lines and overdrafts	271,871	-	-	-	-	-	-	271,871
Consumer loans without credit lines	83,929	120,660	173,903	324,320	959,704	516,100	-	2,178,616
Consumer credit lines and overdrafts	(453,803)	-	-	-	-	-	-	(453,803)
Residential mortgage loans	33,874	64,651	96,573	193,707	758,207	734,572	-	1,881,584
Financial instruments recorded based on issuer’s payments	144,255	36,997	81,900	81,441	386	385	-	345,364
Other transactions or commitments without credit lines	1,272,711	-	-	-	78	-	-	1,272,789
Derivative contracts	2,242,668	1,433,919	1,192,434	1,351,971	876,979	503,018	-	7,600,989
Liabilities	(11,078,830)	(3,233,358)	(2,860,472)	(2,172,304)	(347,618)	(5,423,494)	-	(25,116,076)
Checking accounts and demand deposits	(3,834,752)	-	-	-	-	-	-	(3,834,752)
Term savings accounts—unconditional withdrawal	(2,575)	-	-	-	-	-	-	(2,575)
Term savings accounts—deferred withdrawal	(24,914)	-	-	-	-	-	-	(24,914)
Obligations with the Chilean Central Bank without credit lines	(639,757)	-	-	-	-	-	-	(639,757)
Deposits and time deposits	(3,437,994)	(2,678,067)	(1,652,852)	(1,397,485)	(114,845)	(727,375)	-	(10,008,618)
Foreign loans without credit lines	(624,446)	(461,062)	(346,289)	(605,155)	(91,307)	(164,036)	-	(2,292,295)
Letter of credit obligations	(2,532)	(467)	(2,963)	(5,593)	(15,074)	(19,706)	-	(46,335)
Bonds payable	(1,524,193)	(93,762)	(858,368)	(164,071)	(126,392)	(4,512,377)	-	(7,279,163)
Other obligations or payment commitments without credit lines	(987,667)	-	-	-	-	-	-	(987,667)
Net amounts	(3,703,131)	258,751	146,464	1,172,682	5,619,125	(1,835,415)	-	1,658,476

	As of December 31, 2017
	Up to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,224,228	1,661,208	2,030,492	2,507,437	4,605,863	2,979,975	8,739,115	26,748,318
Cash	964,030	-	-	-	-	-	-	964,030
Financial instruments recorded at market value	1,031,730	1,214	230	15,516	15,448	6,634	13,339	1,084,111
Loans to local banks without credit lines	23,723	-	-	-	93,955	-	-	117,678
Commercial loans without credit lines	1,746,846	1,401,225	1,663,302	1,489,772	2,656,850	1,677,277	4,455,127	15,090,399
Commercial credit lines and overdrafts	(325,031)	10,376	(3,633)	97,780	49	-	-	(220,459)
Consumer loans without credit lines	141,002	148,208	205,219	355,677	1,053,399	519,643	209,134	2,632,282
Consumer credit lines and overdrafts	36,763	21,558	(13,488)	425,016	4,092	-	-	473,941
Residential mortgage loans	34,318	65,946	96,918	194,677	769,201	719,814	4,046,511	5,927,385
Financial instruments recorded based on issuer’s payments	18,891	250	31,240	35,122	-	-	-	85,503
Other transactions or commitments without credit lines	703,120	-	-	-	2,599	-	-	705,719
Derivative contracts	(151,164)	12,431	50,704	(106,123)	10,270	56,607	15,004	(112,271)
Liabilities	(8,239,221)	(2,164,508)	(2,393,760)	(3,255,779)	(2,859,785)	(1,094,157)	(5,255,700)	(25,262,910)
Checking accounts and demand deposits	(4,141,667)	-	-	-	-	-	-	(4,141,667)
Term savings accounts—unconditional withdrawal	(2,708)	-	-	-	-	-	-	(2,708)
Term savings accounts—deferred withdrawal	(25,702)	-	-	-	-	-	-	(25,702)
Obligations with the Chilean Central Bank without credit lines	(397,707)	-	-	-	-	-	-	(397,707)
Deposits and time deposits	(1,910,317)	(1,938,606)	(2,106,012)	(2,356,981)	(905,369)	(125,129)	(789,883)	(10,132,297)
Foreign loans without credit lines	(460,289)	(147,694)	(224,952)	(646,167)	(362,455)	(95,084)	(240,690)	(2,177,331)
Letter of credit obligations	(3,120)	(582)	(3,191)	(6,257)	(21,623)	(16,323)	(24,732)	(75,828)
Bonds payable	(599,615)	(78,780)	(63,087)	(231,538)	(1,511,971)	(839,412)	(4,200,119)	(7,524,522)
Other obligations or payment commitments without credit lines	(698,096)	1,154	3,482	(14,836)	(58,367)	(18,209)	(276)	(785,148)
Net amounts	(4,014,993)	(503,300)	(363,268)	(748,342)	1,746,078	1,885,818	3,483,415	1,485,408

B.3 Financial Risk Management

Continuous and interconnected process that originates in the first instance with the identification of the risks to which the Institution is exposed, in order to then quantify the potential impact as a result of said exposure and to limit it to the level desired by the Bank. The above implies an active monitoring of the risks, studying their temporal evolution. The risk management process can be subdivided into the following stages:

B.3.1) Identification of Financial Risks

The Financial Risk Management has a high-level technical team that constantly monitors the activities of the bank transfer and its subsidiaries in search of potential unquantified and controlled risks. In addition, the Bank Treasury as the first line of defense also plays a fundamental role in the detection of risks. Banco Itaú Corpbanca provides a structure that facilitates this risk identification role by maintaining independence in its tasks and ensuring the active participation of management in the creation / modification of products. After a risk is identified, it is quantified to see the potential impact on the creation of value of the Institution.

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Note 35 – Risk Management, continued

B.3.2) Quantification and Control of Exposure to Financial Risk

Once the risk has been identified, the Financial Risk Management is in charge of mapping it into the appropriate metrics for its quantification. The way to measure the exposure is the knowledge of top management and the Board of Directors from which the appetite for risk desired for the Institution and the different openings thereof (business unit, manager, risk factor, area, etc.) always taking into account not to transgress the current norms. The process of establishing limits is the instrument used to establish the assets available to each activity. The determination of limits is conceived as a dynamic process that responds to the level of risk considered acceptable by top management.

The Financial Risk Management requests and proposes a framework of limits and warnings, quantitative and qualitative that affect the liquidity and market risk; this request must be authorized by the ALCO and the Board of Directors. In addition, it carries out periodic measurements of the risk incurred, develops tools and valuation models, conducts periodic stress analysis, measures the degree of concentration with inter-bank counterparts, draws up the policy and procedures manual, as well as the monitoring of authorized limits and alerts, which are reviewed at least annually.

The structure of limits requires carrying out a process that takes into account, among others, the following aspects:

●	Identify and delimit efficiently and comprehensively the financial risks incurred, so that they are consistent with the management of the business and with the defined strategy.
●	Quantify and communicate to the business areas the levels and the risk profile that Top management considers acceptable, in order to avoid incurring unwanted risks.
●

Give flexibility to the business areas in the taking of financial risks in an efficient and timely manner according to changes in the market and in business strategies, always within the levels of risk that are considered acceptable by the entity.

●	Allowing business generators to take prudent but sufficient risks to achieve the budgeted results.
●

Delimit the range of products and underlying assets in which each Treasury unit can operate, taking into account characteristics such as the model, valuation systems and the liquidity of the instruments involved, among others.

The metrics, by type of risk, used to quantify the exposures or demonstrate a materialization of the same are detailed below:

Metrics and limits of Market Risk

According to the complexity and relevance of the portfolios managed by Banco Itaú Corpbanca, different instruments have been established to control market risks, according to the characteristics of the financial products of the Trading Book and Banking Book. The following are the normative and internal metrics used for the monitoring and control of market risk:

Normative Risk Measures for the Negotiation Book and Banking Book

The Bank measures regulatory exposure in line with the standardized methodology set forth by the Central Bank of Chile (Chapter III-B-2.2 “Standards on the measurement and control of market risks of banking companies” of the Compendium of Financial Regulations) and complemented by the Superintendency of Banks and Financial Institutions (Chapter 12-21 “Norms on measurement and control of market risks”), which corresponds to a risk measure based on the standard methodology of the Basel Committee, which look for quantify exposure to market risks for the Negotiation Book and the Banking Book.

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Note 35 – Risk Management, continued

The normative measurement of the market risk of the Trading Book allows estimating the potential loss that the Bank could face from fluctuations standardized by the regulator. The regulatory limit corresponds to the sum of this risk (also called Market Risk Exposure or MRE) and 10% of the Weighted Assets for Credit Risk; Said sum may in no case be greater than once the effective Equity of the Bank.

The Bank, must permanently observe these limits and the data in turn to the Superintendency of Banks and Financial Institutions on the positions in the risk and compliance with said limits (regulatory report SBIF C41). It must also inform the Superintendency monthly about the positions in the consolidated risk with the subsidiaries and foreign branches (regulatory report SBIF C43).

The consumption of regulatory limit of market risk, specifically for the Trading Book as of December 31, 2018 and 2017, is presented below:

Limit consumption	As of December 31,
	2018	2017
Market risk exposure (MRE)	71.80%	71.30%

The regulatory risk measurement for the Banking Book (SBIF C40 regulatory report) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (SBIF C40 regulatory report) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the SBIF. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank’s regulatory capital.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2018 and 2017:

Limit consumption	As of December 31,
	2018	2017
Short-term exposure to interest rate risk	51,40%	45,00%
Long-term exposure to interest rate risk	50,30%	43,20%

Value at Risk (VaR)

●

Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank’s uses a 99% confidence level and a time horizon of 1 day.

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Note 35 – Risk Management, continued

●

Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board and Top Management define limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to back testing to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days. The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation.

The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, it is complemented by stress testing. Specifically, the Bank uses metrics that take into account prospective, historical and standardized scenarios.

Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

●

It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank’s case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.

●	It does not consider intraday results, but only reflects the potential loss given current positions.
●	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

Sensitivity Measurements

The Bank uses stress testing as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for the Trading and Banking Books.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms. Although the use of DV01 to estimate potential impacts on the economic, book and equity value is easy to understand and implement, it excludes both correlations among risk factors and second-order effects.

In accordance with IFRS 7, the following table presents an estimate of the likely, but reasonable impact of fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading and Banking Book.

The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, sensitivity (DV01) and the reasonably likely scenarios must be multiplied by market factor.

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Note 35 – Risk Management, continued

Interest rate scenarios - Chile (basis points – 0.01%)

	Scenarios for impacts on P&L						Scenarios for impacts on AFS
Tenor	Chamber CLP	Gobernment CLP	Chamber CLF	Gobernment CLF	Curve USD	Curve MX	Chamber CLP	Gobernment CLP	Chamber CLF	Gobernment CLF	Curve USD	Curve MX
1 day	(35)	52	139	140	(101)	101	(35)	52	(139)	140	101	101
3 months	(35)	52	139	140	(101)	101	(35)	52	(139)	140	101	101
6 months	(35)	52	139	140	(101)	101	(35)	52	(139)	140	101	101
9 months	(35)	57	111	116	(86)	86	(35)	57	(111)	116	86	86
1 year	(35)	62	81	89	(70)	70	(35)	62	(81)	89	70	70
2 years	(46)	52	86	56	(64)	64	(46)	52	(86)	56	64	64
3 years	(47)	48	83	60	(65)	65	(47)	48	(83)	60	65	65
4 years	(48)	43	79	64	(66)	66	(48)	43	(79)	64	66	66
5 years	(48)	39	75	68	(67)	67	(48)	39	(75)	68	67	67
7 years	(45)	43	67	68	(65)	65	(45)	43	(67)	68	65	65
10 years	(39)	50	55	68	(63)	63	(39)	50	(55)	68	63	63
20 years	(39)	50	42	48	(63)	63	(39)	50	(42)	48	63	63

	Scenarios for impacts on AFS
Tenor	Chamber CLP	Chamber CLF	Curve USD	Curve MX
1 day	35	139	101	101
3 months	35	139	101	101
6 months	35	139	101	101
9 months	35	111	86	86
1 year	35	81	70	70

Exchange rate scenarios Chile

Exchange rate	Scenario impact P&L	Scenario impact AFS	Scenario impact accrual book
	%	%	%
USD - CLP	(0.0718)	(0.0718)	(0.0718)
USD - COP	(0.0717)	(0.0717)	(0.0717)

Interest rate scenarios - Colombia (basis points – 0.01%)

	Scenarios for impacts on P&L			Scenarios for impacts on AFS
Tenor	Gobernment COP	Swap IBR	Curve USD	Gobernment COP	Swap IBR	Curve USD
1 day	(18)	44	(1)	(18)	44	(1)
3 months	(13)	31	(2)	(13)	31	(2)
6 months	(8)	37	(6)	(8)	37	(6)
9 months	(3)	40	(9)	(3)	40	(9)
1 year	2	43	(12)	2	43	(12)
2 years	22	48	(19)	22	48	(19)
3 years	42	46	(22)	42	46	(22)
4 years	53	55	(24)	53	55	(24)
5 years	54	63	(26)	54	63	(26)
7 years	56	58	(26)	56	58	(26)
10 years	58	50	(27)	58	50	(27)
20 years	49	23	(29)	49	23	(29)

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Note 35 – Risk Management, continued

Tenor	Scenarios for impacts on accrual book
	Gobernment COP	Curve USD
1 day	44	28
1 month	31	29
3 months	31	32
6 months	37	40
9 months	40	35
1 year	43	31

Exchange rate scenarios Colombia

Exchange rate	Scenario impact P&L	Scenario impact AFS	Scenario impact accrual book
	%	%	%
USD - COP	(0.0466)	(0.0466)	(0.0466)

The following table presents the impact of movements or reasonably likely scenarios applied to positions in the Trading Book that affect P&L as of December 31, 2018 and 2017:

Potencial impact on P&L	As of December 31,
	2018	2017
	MCh$	MCh$
CLP rate risk	(5,019)	(849)
Derivatives	(5,018)	(847)
Debt instruments	(1)	(2)
CLF rate risk	(5,942)	(7,839)
Derivatives	(5,942)	(7,839)
Debt instruments	-	-
COP rate risk	(29,182)	(14,895)
Derivatives	(29,094)	(9,909)
Debt instruments	(88)	(4,986)
UVR rate risk	(375)	-
Derivatives	(364)	-
Debt instruments	(11)	-
USD rate risk	(2,810)	(2,001)
Other currencies rate risk	(42)	(50)
Total rate risk	(43,370)	(25,634)
Exchange rate risk	150	(755)
Options risk	156	66
Total impact	(43,064)	(26,323)

It is important to note that the Option Risk includes the risks of volatility (Vega) and Gamma.

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Note 35 – Risk Management, continued

The following table presents the impact on the margin of movements or reasonably likely scenarios on positions in the Accrual Book as of December 31, 2018 and 2017:

Potential impact on Accrual Book	As of December 31,
	2018	2017
Impact of base interest rate shock	(12,359)	(9,432)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

In line with the effects on P&L of positions accounted for at fair value and amortized cost, the changes in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of available-for-sale instruments and the portfolios of cash flow and net foreign investment hedges, which are presented in the following table:

	Potencial impact on AFS
Rate risk	As of December 31, 2018			As of December 31, 2017
	DV01 + (1 bps)	Impact for interest rate		DV01 + (1 bps)	Impact for interest rate
	US$	ThUS$	MCh$	US$	ThUS$	MCh$
CLP	(254,636)	(11.73)	(8,180)	(386,979)	(37.00)	(22,745)
CLF	(177,471)	(26.29)	(18,328)	(245,812)	(48.00)	(29,261)
COP	(189,242)	(5.74)	(3,988)	(225,321)	(17.00)	(10,766)
UVR	(29,763)	(0.55)	(380)	-	-	-
USD	(33,769)	(2.44)	(1,701)	(48,791)	(3.00)	(1,700)
Others	-	-	-	-	-	-
Total rate risk	(684,881)	(46.75)	(32,577)	(906,903)	(105.00)	(64,472)

	Impact to change in prices
Exchange rate	As of December 31, 2018		As of December 31, 2017
	ThUS$	MCh$	ThUS$	MCh$
USD	(3.77)	(2,624)	(7.93)	(4,875)
COP	(3.72)	(2,594)	(9.15)	(5,621)
Total risk exchange rate	(7.49)	(5,218)	(17.08)	(10,496)
Total impact	(54.24)	(37,795)	(122.08)	(74,968)

The Bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure.

The use of accounting hedges is subject to the limits defined by the Board of Directors, the definitions of the Assets and Liabilities Committee (ALCO) and the Hedging Policy.

The Treasury is responsible for designing and implementing the strategies and the Financial Risk Management is responsible for measuring and monitoring the effectiveness of the hedges, generating indicators of effectiveness that are constantly monitored. (For more detail on the accounting hedging strategies, review Note 8).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	167

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

C) Operational Risk

The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputational. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure.

Operational risk management is executed, mainly, through the Operational Risk Management function. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines.

The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee.

The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee.

Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

● Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;

● Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally developed or outsourced to third parties;

● Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;

● Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual “more security” program for all collaborators and induction programs for new employees.

Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	168

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

D) Capital requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2018 and 2017, the Bank has complied fully with all capital requirements.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank’s Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, the Bank has applied the dispose in the Chapter 12-1 “Heritage for legal and regulatory purposes” of RAN.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Property, plant and equipment have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed. In the case of Itaú, it uses 10%.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

As of December 31, 2018 and 2017, the relation between assets and risk weighted assets is as follow:

		Consolidated assets		Risk-weighted assets
		As of December 31,		As of December 31,
	Notes	2018	2017	2018	2017
		MCh$	MCh$	MCh$	MCh$
Assets balance (net of allowances)
Cash and deposits in banks	5	987,680	964,030	-	-
Cash items in process of collection	5	318,658	157,017	56,963	30,679
Trading securities	6	86,938	415,061	27,658	64,799
Investments under resale agreements	7	109,467	28,524	106,916	7,277
Financial derivative contract (*)		1,315,165	1,461,326	1,040,274	1,094,481
Interbank loans	9	341,244	70,077	95,612	36,073
Loans and accounts receivable from customers		20,880,186	19,767,434	18,808,886	17,850,495
Available for sale investments	11	2,650,776	2,653,066	551,593	501,656
Held to maturity investments	11	198,910	202,030	198,910	202,030
Investments in companies	12	10,555	10,412	10,555	10,412
Intangible	13	1,613,807	1,605,234	435,572	435,991
Fixed assets	14	95,564	130,579	95,564	130,579
Current taxes	15	123,129	238,452	12,313	23,845
Deferred taxes	15	154,599	161,109	15,460	16,111
Other assets	16	561,435	444,692	505,495	427,567
Off-balance sheet assets
Contingent loans		2,333,398	2,199,660	1,400,038	1,319,796
Totals		31,781,511	30,508,703	23,361,809	22,151,791

(*) Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 “Equity for Legal and Regulatory Effects” of the RAN, issued by the Superintendency of Banks and Financial Institutions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	169

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 35 – Risk Management, continued

	Amount			Ratio
	As of December 31,			As of December 31,
	2018	2017		2018	2017
	MCh$	MCh$		%	%
Basic capital	3,324,531	3,189,876	(a)	10.48	10.46	(c)
Effective equity	3,415,845	3,249,572	(b)	14.65	14.67	(d)

(a) Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements as “Equity attributable to equity holders” as indicated in the Compendium of Accounting Standards.

(b) The effective equity will be equal to the aforementioned basic capital, subordinated Bonds, additional provisions, non-controlling interest as indicated in the Compendium of Accounting Standards; however, if this amount exceeds 20% of the basic capital, only the amount equivalent to that percentage will be added; the amount of the assets corresponding to the goodwill is deducted and in the event that the sum of the assets corresponding to minority investments in companies other than support companies to the line of business is greater than 5% of the basic capital, the amount in which that sum is deducted will be deducted exceed that percentage.

(c) Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements).

(d) Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

The shareholders’ agreement established an “Optimal Regulatory Capital” with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the highest between 120% of the minimum regulatory capital ratio established by the respective legislation and the average of the regulatory capital ratio of the 3 largest private banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian bank, as applicable, on the date that is one year from the last day of the fiscal year more recent, assuming that the assets weighted by their level of risk grow during that year at a rate equal to the Minimum Growth Rate. The Bank, in consolidated terms (owners of the Bank), maintains a total equity of MCh$3,324,531 (MCh$3,189,876 in December 2017).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	170

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 36 – Maturities of Financial Assets and Liabilities

The main assets grouped by maturity, including interest accrued as of December 31, 2018 and 2017, are detailed as follows:

	As of December 31, 2018
	Notes	Up to 1 month	From 1 month to 3 month	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTALS
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading investments	6	36,261	470	19,002	22,027	4,573	4,605	86,938
Investments under resale agreements	7	109,467	-	-	-	-	-	109,467
Financial derivative contracts	8	120,361	102,992	178,826	263,595	279,427	423,756	1,368,957
Interbank loans, net	9	65,398	16,685	17,437	242,187	-	-	341,707
Loans and accounts receivable from customers, net (*)	10	1,597,604	2,345,895	2,118,124	2,324,893	3,467,281	9,648,851	21,502,648
Commercial loans (**)		1,393,660	1,878,806	2,026,381	1,737,154	2,241,514	5,109,543	14,387,058
Mortgages loans		2,544	1,021	3,876	18,192	103,965	4,316,229	4,445,827
Consumer loans		201,400	466,068	87,867	569,547	1,121,802	223,079	2,669,763
Available for sale investments	11	145,143	103,048	582,899	1,314,188	330,485	175,013	2,650,776
Held to maturity investments	11	27,012	18,238	153,660	-	-	-	198,910
LIABILITIES
Obligations under repurchase agreements	7	1,015,614	-	-	-	-	-	1,015,614
Time deposits and other time liabilities	17	3,624,335	2,311,111	2,910,851	762,998	102,155	409,661	10,121,111
Financial derivative contracts	8	128,367	95,019	161,214	200,052	248,765	279,389	1,112,806
Interbank borrowings	18	231,419	446,436	1,151,959	337,465	100,455	59,989	2,327,723
Debt instruments issued	19	2,449	23,261	668,648	868,994	1,125,037	3,321,735	6,010,124

(*) Interbank loans are presented gross. The amount of allowances correspond to MCh$463.

(**) Loans are presented gross. Allowances for each loan portfolio are detailed as follows: Commercial loans MCh$463,771, Mortgage loans MCh$36,093, and Consumer loans MCh$168,849.

	As of December 31, 2017
	Notes	Up to 1 month	From 1 month to 3 month	From 3 month to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTALS
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading investments	6	18,941	298	170,098	189,735	9,365	26,624	415,061
Investments under resale agreements	7	27,923	601	-	-	-	-	28,524
Financial derivative contracts	8	112,249	102,009	199,966	260,818	284,247	289,486	1,248,775
Interbank loans, net	9	43,096	-	16,621	10,568	-	-	70,285
Loans and accounts receivable from customers, net (*)	10	1,531,959	1,649,601	2,690,172	4,176,007	2,955,162	7,400,779	20,403,680
Commercial loans (**)		1,226,290	1,495,103	2,513,692	2,412,002	1,919,866	4,170,668	13,737,621
Mortgages loans		35,428	66,596	98,292	649,867	446,737	2,855,833	4,152,753
Consumer loans		270,241	87,902	78,188	1,114,138	588,559	374,278	2,513,306
Available for sale investments	11	86,201	155,376	408,093	790,503	805,892	407,001	2,653,066
Held to maturity investments	11	55,554	6,171	113,445	23,466	430	2,964	202,030
LIABILITIES
Obligations under repurchase agreements	7	420,920	-	-	-	-	-	420,920
Time deposits and other time liabilities	17	2,957,278	1,858,394	3,965,237	793,684	118,388	372,262	10,065,243
Financial derivative contracts	8	144,639	90,445	172,606	250,792	241,810	194,862	1,095,154
Interbank borrowings	18	163,031	238,151	1,074,406	529,171	104,443	86,928	2,196,130
Debt instruments issued	19	3,064	46,514	625,287	1,209,241	812,980	3,252,952	5,950,038

(*) Interbank loans are presented gross. The amount of allowances correspond to MCh$208

(**) Loans are presented gross. Allowances for each loan portfolio are detailed as follows: Commercial loans MCh$476,453, Mortgage loans MCh$39,906, and Consumer loans MCh$155,655.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	171

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 37 – Foreign Currency

In the Consolidated Statements of Financial Position as of December 31, 2018 and 2017, assets and liabilities are included in local and foreign currency, as well as adjustable by changes in the exchange rate, for the amounts indicated below:

As of December 31, 2018	Notes	CLP	UF	USD	COP	EUR	Other currencies	Ex rate adj	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	223,099	-	449,437	299,458	15,686	-	-	987,680
Cash items in process of collection	5	195,640	-	119,725	226	2,861	206	-	318,658
Trading investment	6	44,157	-	-	42,781	-	-	-	86,938
Investments under resale agreements	7	91,510	-	-	17,957	-	-	-	109,467
Financial derivative contracts	8	972,693	66,989	226,561	102,709	5	-	-	1,368,957
Interbank loans, net	9	239,963	-	70,823	30,458	-	-	-	341,244
Loans and accounts receivable from customers, net	10	5,675,609	7,785,104	3,199,242	4,145,634	19,391	13	8,942	20,833,935
Available for sale investments	11	835,543	680,505	78,908	1,055,820	-	-	-	2,650,776
Held to maturity investments	11	-	-	122,372	76,538	-	-	-	198,910
Investments in companies	12	6,232	-	-	4,323	-	-	-	10,555
Intangible assets	13	1,432,361	-	1,308	180,138	-	-	-	1,613,807
Fixed assets	14	77,639	-	846	17,079	-	-	-	95,564
Current taxes	15	68,094	-	2,887	52,148	-	-	-	123,129
Deferred taxes	15	133,375	-	16,519	4,705	-	-	-	154,599
Other assets	16	259,802	7,787	164,724	121,619	7,467	36	-	561,435
TOTAL ASSETS		10,255,717	8,540,385	4,453,352	6,151,593	45,410	255	8,942	29,455,654

Deposits and other demand liabilities	17	2,058,537	4,214	444,668	1,785,581	7,418	57	-	4,300,475
Cash in process of beign cleared	5	133,926	-	112,284	-	796	159	-	247,165
Obligations under repurchase agreements	7	363,789	-	6,834	644,991	-	-	-	1,015,614
Time deposits and other time liabilities	17	6,513,874	609,136	1,955,631	1,042,445	25	-	-	10,121,111
Financial derivative contracts	8	773,186	83,339	178,869	76,207	1,205	-	-	1,112,806
Interbank borrowings	18	-	5,863	2,279,817	39,859	2,170	14	-	2,327,723
Debt instruments issued	19	439,805	4,475,832	649,897	444,590	-	-	-	6,010,124
Other financial liabilities	19	12,390	10	-	-	-	-	-	12,400
Current taxes	15	528	-	-	663	-	-	-	1,191
Deferred taxes	15	-	-	454	17	-	-	-	471
Provissions	20	163,481	-	-	73,689	-	-	-	237,170
Other liabilities	21	239,172	133,106	69,900	49,508	2,509	-	27,597	521,792
TOTAL LIABILITIES		10,698,688	5,311,500	5,698,354	4,157,550	14,123	230	27,597	25,908,042
Assets (liabilities) net		(442,971)	3,228,885	(1,245,002)	1,994,043	31,287	25	(18,655)	3,547,612

As of December 31, 2017	Notes	CLP	UF	USD	COP	EUR	Other currencies	Ex rate adj	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	221,037	-	377,014	354,751	10,340	888	-	964,030
Cash items in process of collection	5	124,414	-	22,202	1,067	9,286	48	-	157,017
Trading investment	6	25,652	-	-	389,409	-	-	-	415,061
Investments under resale agreements	7	2,074	-	218	26,232	-	-	-	28,524
Financial derivative contracts	8	967,831	70,174	119,997	90,773	-	-	-	1,248,775
Interbank loans, net	9	33,928	-	35,287	862	-	-	-	70,077
Loans and accounts receivable from customers, net	10	5,619,895	7,693,789	2,204,036	4,207,288	-	-	6,658	19,731,666
Available for sale investments	11	908,386	999,540	14,053	721,427	-	-	9,660	2,653,066
Held to maturity investments	11	-	-	95,652	106,378	-	-	-	202,030
Investments in companies	12	6,271	-	-	4,141	-	-	-	10,412
Intangible assets	13	1,413,437	-	1,422	190,375	-	-	-	1,605,234
Fixed assets	14	81,438	-	1,043	48,098	-	-	-	130,579
Current taxes	15	202,093	-	-	36,359	-	-	-	238,452
Deferred taxes	15	136,224	-	24,885	-	-	-	-	161,109
Other assets	16	254,975	12,843	95,807	80,308	677	82	-	444,692
TOTAL ASSETS		9,997,655	8,776,346	2,991,616	6,257,468	20,303	1,018	16,318	28,060,724

Deposits and other demand liabilities	17	1,952,975	7,803	432,253	1,742,508	6,076	52	-	4,141,667
Cash in process of beign cleared	5	56,399	-	53,097	-	-	-	-	109,496
Obligations under repurchase agreements	7	44,264	-	-	376,656	-	-	-	420,920
Time deposits and other time liabilities	17	6,034,571	814,336	1,013,235	2,196,671	6,429	-	1	10,065,243
Financial derivative contracts	8	869,263	84,530	82,231	59,130	-	-	-	1,095,154
Interbank borrowings	18	(1,257)	21,958	1,516,717	650,987	2,269	5,456	-	2,196,130
Debt instruments issued	19	1,179,526	3,381,318	923,718	465,476	-	-	-	5,950,038
Other financial liabilities	19	16,255	-	-	811	-	-	-	17,066
Current taxes	15	624	-	-	-	-	-	-	624
Deferred taxes	15	52	-	-	11,382	-	-	-	11,434
Provissions	20	97,910	-	25,772	66,008	-	-	-	189,690
Other liabilities	21	145,596	166,866	86,648	63,675	-	-	647	463,432
TOTAL LIABILITIES		10,396,178	4,476,811	4,133,671	5,633,304	14,774	5,508	648	24,660,894
Assets (liabilities) net		(398,523)	4,299,535	(1,142,055)	624,164	5,529	(4,490)	15,670	3,399,830

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 38 – Subsequent Events

SBIF resolution

On January 7, 2019, the Bank was informed by Resolution No101 of January 4, 2019, that the SBIF imposed a penalty fee of MCh$5,985 to the Bank, on the grounds that it had exceeded the limit of credits to the same debtors to which the Bank was obligated according to articles 84 No. 1, 85 letter a) of the General Law of Banks and Chapter 12-3 of the Updated Compilation of Standards of the SBIF. The same resolution accepted the defenses used by the Bank with respect to the other two charges that were formulated in the same sanctioning administrative proceeding.

On January 14, 2019, the Bank’s Board of Directors, together with its legal advisors, analyzed the aforementioned Resolution, its rationale and implications, as well as the possible courses of action against it, and considered all the aspects involved, both legal and not legal. The Board of Directors agreed, unanimously, to reiterate its full conviction that the Bank acted in accordance with the Law in all loans operations that were subject to charges, including the one for which the penalty fee was issued; and decided not file a claim against the Resolution. This decision was adopted in the best interest of the Bank and its shareholders, since it was considered that initiating an appeal process would involve various costs relevant to the Bank, although there are solid grounds to challenge the fine. In particular, the Board of Directors agreed to privilege the normal performance of the Bank, concentrating the attention and resources of Management in the development of its business, and to avoid continuing with this process and its negative implications regarding the distraction of the managerial staff, communicational impact, and loss of focus in the relationship between the Bank and the authority. In accordance with the provisions of the aforementioned Resolution, the fine has been paid in full as of the date of issuance of these Consolidated Financial Statements.

The foregoing constitutes a subsequent event that implies an adjustment to the Consolidated Financial Statements as of December 31, 2018 in accordance with IAS 10 “Events after the reporting period”, for which the effects have been duly incorporated into the present Consolidated Financial Statements.

Dissolution by absorption of CorpLegal S.A.

On January 8, 2019, the Bank requested the SBIF authorization to proceed with the dissolution of the subsidiary CorpLegal S.A. which will occur as a consequence of the acquisition that Itaú Corpbanca will make of the stock that Itaú Corredores de Bolsa Limitada holds in CorpLegal S.A., both of which are subsidiaries of the Bank, and so all of its shares are held by a single shareholder.

By letter dated February 25, 2019, the SBIF authorized the dissolution of the company.

Modification of the General Banking Law

On January 12, 2019, Law 21.130, Modernizing Banking Legislation, was issued in the Official Gazette. This law introduces modifications, among other regulatory bodies, to the General Banking Law, Law 21,000 that created the Commission for the Financial Market, the Organic Law of the State Bank of Chile and the Tax Code.

One of the main changes introduced by this law, include the integration of the SBIF with the Commission for the Financial Market (CMF), new capital requirements in accordance with the international standards established by Basel III, as well as new limits for credit operations.

The new Law adopts the highest international standards in terms of banking regulation and supervision, strengthening international competitiveness and contributing to financial stability of Chile.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	173

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2018 and 2017

Note 38 – Subsequent Events, continued

Other subsequent events

Between January 1, 2019, and February 26, 2019, the date of issuance of these Consolidated Financial Statements, there have been no other subsequent events that could affect the presentation and results of them.

Jonathan Covarrubias Hernández	Manuel Olivares Rossetti
Chief Accounting Officer	Chief Executive Officer

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